Exhibit 99.3

Ferroglobe PLC

Extracts from the 2019 Form 20-F

To accompany the Ferroglobe PLC Annual Report and Accounts 2019

ITEM 3.    KEY INFORMATION

D.  Risk factors.

          An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risks and all other information in this annual report, including our Consolidated Financial Statements elsewhere in the 20-F. Additional risks and uncertainties we are not presently aware of, or that we currently deem immaterial, could also affect our business operations and financial condition. If any of these risks are realized, our business, results of operations and financial condition could be adversely affected to a material degree. As a result, the trading price of our ordinary shares could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our operations depend on industries including the aluminum, steel, polysilicon, silicone and photovoltaic/solar industries, which, in turn, rely on several end-markets. A downturn or change in these industries or end-markets could adversely affect our business, results of operations and financial condition.

          Because we primarily sell the silicon metal, silicon-based alloys, manganese-based alloys and other specialty alloys we produce to manufacturers of aluminum, steel, polysilicon, silicones, and photovoltaic products, our results are significantly affected by the economic trends in the steel, aluminum, polysilicon, silicone and photovoltaic industries. Primary end users that drive demand for steel and aluminum include construction companies, shipbuilders, electric appliance and car manufacturers, and companies operating in the rail and maritime industries. Primary end users that drive demand for polysilicon and silicones include the automotive, chemical, photovoltaic, pharmaceutical, construction and consumer products industries. Demand for steel, aluminum, polysilicon and silicones from such companies is strongly correlated with changes in gross domestic product and is affected by global economic conditions. Fluctuations in steel and aluminum prices may occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, changes in industry supply-demand balances, the substitution of one product for another in times of scarcity, and changes in national tariffs. Lower demand for steel and aluminum can quickly cause a substantial build-up of steel and aluminum stocks, resulting in a decline in demand for silicon metal, silicon-based alloys, manganese-based alloys, and other specialty alloys. Polysilicon and silicone producers are subject to fluctuations in crude oil, platinum, methanol and natural gas prices, which could adversely affect their businesses. Changes in power regulations in different countries, fluctuations in the relative costs of different sources of energy, and supply-demand balances in the different parts of the value chain, among other factors, may significantly affect the growth prospects of the photovoltaic industry. A significant and prolonged downturn in the end-markets for steel, aluminum, polysilicon, silicone and photovoltaic products, could adversely affect these industries and, in turn, our business, results of operations and financial condition.

COVID-19 update

          In early 2020, the outbreak of coronavirus disease ("COVID-19") in China spread to other jurisdictions, including locations where the Company conducts business. As of the date of the issuance of the consolidated financial statements, the COVID-19 outbreak has not yet had a material effect on the Company's liquidity or financial position. Management continue to monitor the impact that the COVID-19 pandemic is having on the Company, the specialty chemical industry and the economies in which the Company operates. Given the speed and frequency of continuously evolving developments with respect to this pandemic and the uncertainties this may bring for the Company and the demand for its products it is difficult to forecast the level of trading activities and hence cash flow in the next twelve months. Management have developed an impact assessment to stress test and assess potential responses to a downside scenario. The assessment involves application of key assumptions around market demand and prices, including the extent of the decrease that might be experienced in summer 2020 and the subsequent timing and level of recovery. Additionally, judgment is required around the level and extent of mitigating actions such as reductions in operating costs and capital expenditure. Developing a reliable estimate of the potential impact on the results of operations and cash flow at this time is difficult as markets and industries react to the pandemic and the measures implemented in response to it, but the downside scenario analysis supports an expectation that the Company will have cash headroom to continue to operate throughout the following twelve months. The key assumption underlying this assessment is a recovery in forecast trading activity in the latter part of 2020.

The metals industry is cyclical and has been subject in the past to swings in market price and demand which could lead to volatility in our revenues.

          Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. For example, we experienced a weakened economic environment in national and international metals markets, including a sharp decrease in silicon metal prices in all major markets, from late 2014 to late 2017. During the second half of 2018 and throughout 2019, we experienced the most dramatic decline in prevailing prices of our products, which adversely affected our results. The business also experienced a reduction in sales volumes as a result of lower customer demand and a decrease in prices variance.

          Historically, Ferroglobe's indirect subsidiary Globe Metallurgical Inc., has been affected by recessionary conditions in the end-markets for its products, such as the automotive and construction industries. In April 2003, Globe Metallurgical Inc. sought protection under Chapter 11 of the U.S. Bankruptcy Code following its inability to restructure or refinance its indebtedness amidst a confluence of several negative economic and other factors, including an influx of low-priced, dumped imports, which caused it to default on then-outstanding indebtedness. A recurrence of such economic factors could have a material adverse effect on our business, results of operations and financial condition.

          Additionally, as a result of unfavorable conditions in the end-markets for its products, Globe Metales S.R.L. ("Globe Metales") went through reorganization proceedings ("concurso preventivo") in 1999, which ended in February 2019. While such reorganization proceedings were ongoing (until February 2019), Globe Metales could not dispose of or encumber its registered assets (including its real estate) or perform any action outside its ordinary course of business without prior court approval.

          In addition to the deterioration of market conditions for several of our products in the second half of 2018 and the whole of 2019, while it is difficult to forecast the impacts of the COVID-19 pandemic, at the present time the Company's day-to day operations continue without being materially affected and it is not causing disruption in our business and supply chains. Such conditions, and any decline in the global silicon metal, manganese-based alloys and silicon-based alloys industries could have a material adverse effect on our business, results of operations and financial condition. Moreover, our business is directly related to the production levels of our customers, whose businesses are dependent on highly cyclical markets, such as the automotive, residential and non-residential construction, consumer durables, polysilicon, steel, and chemical industries. In response to unfavorable market conditions, customers may request delays in contract shipment dates or other contract modifications. If we grant modifications, these could adversely affect our anticipated revenues and results of operations. Also, many of our products are traded internationally at prices that are significantly affected by worldwide supply and demand. Consequently, our financial performance will fluctuate with the general economic cycle, which could have a material adverse effect on our business, results of operations and financial condition.

Our business is particularly sensitive to increases in energy costs, which could materially increase our cost of production.

          Electricity is one of our largest production components. The price of electricity is determined in the applicable domestic jurisdiction and is influenced both by supply and demand dynamics and by domestic regulations. Changes in local energy policy, increased costs due to scarcity of energy supply, climate conditions, the termination or non-renewal of any of our power purchase contracts and other factors may affect the price of electricity supplied to our plants and adversely affect our results of operations and financial conditions.

          Because electricity is indispensable to our operations and accounts for a high percentage of our production costs, we are particularly vulnerable to supply limitations and cost fluctuations in energy markets. For example, at our Argentine, South African and Chinese plants, production must be modulated to reduce consumption of energy in peak hours or in seasons with higher energy prices, in order for us to maintain profitability. Our Venezuelan operations depend on national hydroelectric energy production (rainfall) to produce sufficient power to provide a reliable source of supply, which is not always possible. Generation of electricity in France by our own hydroelectric power operations partially mitigates our exposure to price increases in that market. However, in the past we have pursued possibilities of disposing of those operations, and may do so in the future. Such a divestiture, if completed, may result in a greater exposure to increases in electricity prices. Similarly the disposal in 2019 of our hydroelectric assets in Spain may result in a greater exposure to price fluctuations, for our Spanish ferroalloys business and therefore impact margins.

          Electrical power to our U.S. and Canadian facilities is supplied mostly by American Electric Power Co., Alabama Power Co., Brookfield Renewable Partners L.P., Hydro-Québec, the Tennessee Valley Authority, and Niagara Mohawk Power Corporation through dedicated lines. Our Alloy, West Virginia facility obtains approximately 45% of its power needs under a fixed-price power purchase agreement with a nearby hydroelectric facility owned by a Brookfield affiliate. This facility is over 70 years old and any breakdown could result in the Alloy facility having to purchase more grid power at higher rates. The hydropower contract with Brookfield for the Alloy plant expires in December, 2021. A contract extension is currently being negotiated but no assurance can be given that an arrangement will be reached and future rate increases may occur depending upon the outcome of those negotiations. Our hydropower allocation with the New York Power Authority is dependent upon several financial and employee targets being met. Any change in the allocation may result in power cost increases for the Niagara Falls plant. The energy supply for our Mendoza, Argentina facility is supplied the national network administrator Cammesa under a power agreement expiring in December 2020 with a low rate specifically approved for ultra electrointensive industries. The extension of this rate after December 2020 is being negotiated. There can be no assurance that such negotiations will be completed on terms we consider to be commercially reasonable, or at all.

          Energy supply to our facilities in South Africa is provided by Eskom (State-owned power utility) through rates that are approved annually by the national power regulator (NERSA). These rates have had an upward trend in the past years, due to the instability of available supply, and are likely to continue increasing. Also, NERSA applies certain revisions to rates based on cost variances for Eskom that are not within our control.

          In Spain, power is purchased in a competitive wholesale market. Our facilities have to pay access tariffs to the national grid and get certain payments in exchange for providing services to the grid (i.e., interruptibility services). The volatile nature of the wholesale market in Spain results in price uncertainty that can be only partially offset by financial hedging contracts. Also, the payment we receive for the services provided to the grid are a major component of our power supply arrangements in Spain, and regulation for such services has been altered several times during the past years and the economic benefits of such services vary significantly from one year to the next, affecting our production cost and results from our operations.

          In addition, France, South Africa and the U.S., our energy purchase arrangements depend to a certain extent on rebates or revenues that we get for providing different services to the grid (interruptibility, load shaving, off-peak consumption, etc.). These rebates may be significant, but such arrangements with relevant grid operators and/or regulators may vary over time, which may affect our production costs and results from our operations.

Losses caused by disruptions in the supply of power would reduce our profitability.

          Large amounts of electricity are used to produce silicon metal, manganese-and silicon-based alloys and other specialty alloys, and our operations are heavily dependent upon a reliable supply of electrical power. We may incur losses due to a temporary or prolonged interruption of the supply of electrical power to our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events, including failure of the hydroelectric facilities that currently provide power under contract to our West Virginia, New York, Québec and Argentina facilities. Additionally, on occasion, we have been instructed to suspend operations for several hours by the sole energy supplier in South Africa due to a general power shortage in the country. It is possible that this supplier may instruct us to suspend our operations for a similar or longer period in the future. Such interruptions or reductions in the supply of electrical power adversely affect production levels and may result in reduced profitability. Our insurance coverage does not cover all interruption events and may not be sufficient to cover losses incurred as a result.

          In addition, investments in Argentina's electricity generation and transmission systems have been lower than the increase in demand in recent years. If this trend is not reversed, there could be electricity supply shortages as the result of inadequate generation and transmission capacity. Given the heavy dependence on electricity of our manufacturing operations, any electricity shortages could adversely affect our financial results.

          Government regulations of electricity in Argentina give priority of use of hydroelectric power to residential users and subject violators of these restrictions to significant penalties. This preference is particularly acute during Argentina's winter months due to a lack of natural gas. We have previously successfully petitioned the government to exempt us from these restrictions given the demands of our business for continuous supply of electric power. If we are unsuccessful in our petitions or in any action we take to ensure a stable supply of electricity, our production levels may be adversely affected and our profitability reduced.

Any decrease in the availability, or increase in the cost, of raw materials or transportation could materially increase our costs.

          Principal components in the production of silicon metal, silicon-based alloys and manganese-based alloys include coal, charcoal, graphite and carbon electrodes, manganese ore, quartzite, wood chips, steel scrap, and other metals. While we own certain sources of raw materials, we also buy raw materials on a spot or contracted basis. The availability of these raw materials and the prices at which we purchase them from third-party suppliers depend on market supply and demand and may be volatile. Our ability to obtain these materials in a cost efficient and timely manner is dependent on certain suppliers, their labor union relationships, mining and lumbering regulations and output, the effects of the COVID-19 pandemic and general local economic conditions.

          Over the previous years, certain raw materials (particularly graphite electrodes, coal, manganese ore, and other electrode components) have experienced significant price increases and quick price moves in relatively short periods of time. In some cases, this has been combined with certain shortage in the availability of such raw materials. While we try to anticipate potential shortages in the supply of critical raw materials with longer term contracts and other purchasing strategies, these price swings and supply shortages may affect our cost of production or even cause interruptions in our operations, which may have a material adverse effect on our business, results of operations and financial condition.

          We make extensive use of shipping by sea, rail and truck to obtain the raw materials used in our production and deliver our products to customers, depending on the geographic region and product or input. Raw materials and products often must be transported over long distances between mines and other production sites and the plants where raw materials are consumed, and between those sites and our customers. Any severe delay, interruption or other disruption in such transportation, any material damage to raw materials utilized by us or to our products while being transported, or a sharp rise in transportation prices could have a material adverse effect on our business, results of operations and financial condition. In addition, because we may not be able to obtain adequate supplies of raw materials from alternative sources on terms as favorable as our current arrangements, or at all, any disruption or shortfall in the production and delivery of raw materials could result in higher raw materials costs and likewise materially adversely affect our business, results of operations and financial condition.

Cost increases in raw material inputs may not be passed on to our customers, which could negatively impact our profitability.

          The prices of our raw material inputs are determined by supply and demand, which may be influenced by, inter alia, economic growth and recession, changes in world politics, unstable governments in exporting nations, and inflation. The market prices of raw material inputs will thus fluctuate over time, and we may not be able to pass significant price increases on to our customers. If we do try to pass them on, we may lose sales and thereby revenue, in addition to having the higher costs. Additionally, decreases in the market prices of our products will not necessarily enable us to obtain lower prices from our suppliers.

Metallurgical manufacturing and mining are inherently dangerous activities and any accident resulting in injury or death of personnel or prolonged production shutdowns could adversely affect our business and operations.

          Metallurgical manufacturing generally, and smelting in particular, is inherently dangerous and subject to risks of fire, explosion and sudden major equipment failure. Quartz and coal mining are also inherently dangerous and subject to numerous hazards, including collisions, equipment failure, accidents arising from the operation of large mining and rock transportation equipment, dust inhalation, flooding, collapse, blasting operations and operating in extreme climatic conditions. These hazards have led to accidents resulting in the serious injury and death of production personnel and prolonged production shutdowns in the past. We may experience fatal accidents or equipment malfunctions in the future, which could have a material adverse effect on our business and operations.

We are heavily dependent on our mining operations, which are subject to certain risks that are beyond our control and which could result in materially increased expenses and decreased production levels.

          We mine quartz and quartzite at open pit mining operations and coal at underground and surface mining operations. We are heavily dependent on these mining operations for our quartz and coal supplies. Certain risks beyond our control could disrupt our mining operations, adversely affect production and shipments, and increase our operating costs, such as: the closure of operations as a result of the COVID-19 pandemic or another infectious desease; a major incident at the mine site that causes all or part of the operations of the mine to cease for some period of time; mining, processing and plant equipment failures and unexpected maintenance problems; disruptions in the supply of fuel, power and/or water at the mine site; adverse changes in reclamation costs; the inability to renew mining concessions upon their expiration; the expropriation of territory subject to a valid concession without sufficient compensation; and adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers.

          Regulatory agencies have the authority under certain circumstances following significant health and safety violations or incidents to order a mine to be temporarily or even permanently closed. If this occurs, we may be required to incur significant legal and capital expenditures to re-open the affected mine. In addition, environmental regulations and enforcement could impose unexpected costs on our mining operations, and future regulations could increase those costs or limit our ability to produce quartz and sell coal. A failure to obtain and renew permits necessary for our mining operations could limit our production and negatively affect our business. It is also possible that we have extracted or may in the future extract quartz from territory beyond the boundary of our mining concession or mining right, which could result in penalties or other regulatory action or liabilities.

We are subject to environmental, health and safety regulations, including laws that impose substantial costs and the risk of material liabilities.

          Our operations are subject to extensive foreign, federal, national, state, provincial and local environmental, health and safety laws and regulations governing, among other things, the generation, discharge, emission, storage, handling, transportation, use, treatment and disposal of hazardous substances; land use, reclamation and remediation; waste management and pollution prevention measures; greenhouse gas emissions; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations, and to comply with related laws and regulations. We may not have been and may not be at all times in full compliance with such permits and related laws and regulations. If we violate or fail to comply with these permits and related laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions, obligations to install or upgrade pollution control equipment and legal claims, including for alleged personal injury or property or environmental damages. Such liability could adversely affect our reputation, business, results of operations and financial condition. In addition, in the context of an investigation, the government may impose obligations to make technology upgrades to our facilities that could result in our incurring material capital expenses. For example, we have received two Notices and Findings of Violation ("NOV/FOV") from the U.S. federal government, alleging numerous violations of the Clean Air Act relating to the Company's Beverly, Ohio facility. Should the Company and the federal government be unable to reach a negotiated resolution of the NOV/FOVs, the U.S. government could file a formal lawsuit in U.S. federal court for injunctive relief, potentially requiring the Company to implement emission reduction measures, and for civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April, 2013 to the present. See "Item 8.A. — Financial Information — Consolidated Financial Statements and Other Financial Information — Legal proceedings" for additional information. The Beverly facility also is located in an area currently designated as Non-Attainment for the one hour SO2 National Ambient Air Quality Standards ("NAAQS"). The Company has been working with the Ohio Environmental Protection Agency to develop a plan to ensure that the facility is not causing exceedances of the one hour NAAQS standard for SO2. This plan ultimately will require the approval of the United States Environmental Protection Agency ("EPA"). At this time, the specifics of the plan that the EPA ultimately will approve are not yet known and it could prove technically or economically infeasible for the Beverly facility to remain operational and comply with such plan.

          The metals and mining industry is generally subject to risks and hazards, including fire, explosion, toxic gas leaks, releases of other hazardous materials, rockfalls, and incidents involving mobile equipment, vehicles or machinery. These could occur by accident or by breach of operating and maintenance standards, and could result in personal injury, illness or death of employees or contractors, or in environmental damage, delays in production, monetary losses and possible legal liability.

          Under certain environmental laws, we could be required to remediate or be held responsible for the costs relating to contamination at our or our predecessors' past or present facilities and at third party waste disposal sites. We could also be held liable under these environmental laws for sending or arranging for hazardous substances to be sent to third party disposal or treatment facilities if such facilities are found to be contaminated. Under these laws we could be held liable even if we did not know of, or did not cause, such contamination, or even if we never owned or operated the contaminated disposal or treatment facility.

          There are a variety of laws and regulations in place or being considered at the international, federal, regional, state and local levels of government that restrict or propose to restrict and impose costs on emissions of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause us to incur material costs if we are required to reduce or offset greenhouse gas emissions, or to purchase emission credits or allowances, and may result in a material increase in our energy costs due to additional regulation of power generators. Environmental laws are complex, change frequently and are likely to become more stringent in the future. Because environmental laws and regulations are becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, such as those relating to greenhouse gas emissions and climate change, the level of expenditures required for environmental matters could increase in the future. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions, material changes in operations, increased capital expenditures and operating costs, increased costs of the goods we sell, and decreased demand for our products that cannot be assessed with certainty at this time.

          Therefore, our costs of complying with current and future environmental laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances may adversely affect our business, results of operations and financial condition.

Compliance with existing and proposed climate change laws and regulations could adversely affect our performance.

          Under current European Union legislation, all industrial sites are subject to cap-and-trade programs, by which every facility with carbon emissions is required to purchase in the market emission rights for volumes of emission that exceed a certain allocated level. So far, and until 2020, the allocated level of emissions is sufficient for our business such that any of emissions rights purchases will have a limited impact on our business. After 2020, however, new regulations reducing the allocation of free allowances may require us to make significant purchases of emissions rights in the market. Also, certain Canadian provinces have implemented cap-and-trade programs. As a result, our facilities in Canada and in the European Union may be required to purchase emission credits in the future. The requirement to purchase emissions rights in the market could result in material increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations, and liquidity.

          In other jurisdictions, including the United States and South Africa, pending proposals for climate change legislation would require businesses that emit greenhouse gases to buy emission credits from the government, other businesses or through an auction process. While no such requirements applicable to our business have yet been enacted, if any such program were enacted in the future, we may be required to purchase emission credits for greenhouse gas emissions resulting from our operations. Although it is not possible at this time to predict what, if any, climate change laws or regulations will be enacted, any new restrictions on greenhouse gas emissions, including a cap-and-trade program or an emissions tax, could result in material increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations and liquidity.

We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.

          In the year ended December 31, 2019, our ten largest customers accounted for approximately 39.9% of Ferroglobe's consolidated revenue. We expect that we will continue to derive a significant portion of our business from sales to these customers.

          Some contracts with our customers do not entail commitments from the customer to purchase specified or minimum volumes of products over time. Accordingly, we face a risk of unexpected reduced demand for our products from such customers as a result of, for instance, downturns in the industries in which they operate or any other factor affecting their business, which could have a material adverse effect on our revenues and profits.

          If we were to experience a significant reduction in the amount of sales we make to some or all of such customers and could not replace these sales with sales to other customers, this could have a material adverse effect on our revenues and profits.

Our business benefits from antidumping and countervailing duty orders and laws that protect our products by imposing special duties on unfairly traded imports from certain countries. If these duties or laws change, certain foreign competitors might be able to compete more effectively.

          Antidumping and countervailing duty orders are designed to provide relief from imports sold at unfairly low or subsidized prices by imposing special duties on such imports. Such orders normally benefit domestic suppliers and foreign suppliers not covered by the orders. In the United States, antidumping duties are in effect covering silicon metal imports from China and Russia. In the European Union, antidumping duties are in place covering silicon metal imports from China and ferrosilicon imports from China and Russia. In Canada, antidumping and countervailing duties are in place covering silicon metal imports from China.

          The current antidumping and countervailing duty orders may not remain in effect and continue to be enforced from year to year, the products and countries now covered by orders may no longer be covered, and duties may not continue to be assessed at the same rates. In the United States, rates of duty can change as a result of "administrative reviews" of antidumping and countervailing duty orders. These orders can also be revoked as a result of periodic "sunset reviews," which determine whether the orders will continue to apply to imports from particular countries. Antidumping and countervailing duties in the European Union and Canada are also subject to periodic reviews. In the European Union and in Canada, such reviews can include interim reviews, expiry reviews and other types of proceedings that may result in changes in rates of duty or termination of the duties.

          Similarly, export duties imposed by foreign governments that are currently in place may change. For example, duties on Chinese exports of types of ferroalloys produced by Ferroglobe could be reduced.

          Changes in any of these factors could adversely affect our business and profitability. Finally, at times, in filing trade actions, we arguably act against the interests of our customers. Certain of our customers may not continue to do business with us as a result.

          In June 2019, a sunset review of the U.S. antidumping duty order on silicon metal from Russia was initiated. The U.S. International Trade Commission is currently conducting the final phase of its review of the order, which may result in the removal of the duties on such imports. If the duties are removed, our sales of silicon metal in the United States and U.S. market prices may be adversely affected.

          In addition, Euroalliages filed a request with the European Commission on behalf of Ferroglobe subsidiaries FerroAtlàntica, S.A. and FerroPem for an expiry review of the antidumping measures on ferrosilicon from China and Russia. Based on this request, the European Commission initiated in April 2019 a review to determine whether to maintain the antidumping measures in place and the rates of duty to be imposed.

Products we manufacture may be subject to unfair import competition that may affect our profitability.

          A number of the products we manufacture, including silicon metal and ferrosilicon, are globally-traded commodities that are sold primarily on the basis of price. As a result, our sales volumes and prices may be adversely affected by influxes of imports of these products that are dumped or are subsidized by foreign governments. Our silicon metal and ferrosilicon operations have been injured by such unfair import competition in the past. Applicable antidumping and countervailing duty laws and regulations may provide a remedy for unfairly traded imports in the form of special duties imposed to offset the unfairly low pricing or subsidization. However, the process for obtaining such relief is complex and uncertain. As a result, while we have sought and obtained such relief in the past, in some cases we have not been successful. Thus, there is no assurance that such relief will be obtained, and if it is not, unfair import competition could have a material adverse effect on our business, results of operations and financial condition.

Competitive pressure from Chinese steel, aluminum, polysilicon and silicone producers may adversely affect the business of our customers, reducing demand for our products. Our customers may relocate to China, where they may not continue purchasing from us.

          China's aluminum, polysilicon and steel producing capacity exceeds local demand and has made China an increasingly large net exporter of aluminum and steel, and the Chinese silicone manufacturing industry is growing. Chinese aluminum, polysilicon, steel and silicone producers — who are unlikely to purchase silicon metal, manganese- and silicon-based alloys and other specialty metals from our subsidiaries outside of China due to the ample availability of domestic Chinese production — may gain global market share at the expense of our customers. An increase in Chinese aluminum, steel, polysilicon and silicone industry market share could adversely affect the production volumes, revenue and profits of our customers, resulting in reduced purchases of our products.

          Moreover, our customers might seek to relocate or refocus their operations to China or other countries with lower labor costs and higher growth rates. Any that do so might thereafter choose to purchase from other suppliers of silicon metal, manganese- and silicon-based alloys and other specialty metals which in turn could have a material adverse effect on our business, results of operations and financial condition.

We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.

          A majority of our employees are members of labor unions. In the future, we may experience protracted negotiations with labor unions, strikes, work stoppages or other industrial actions from time to time. Strikes called by employees or unions could materially disrupt our operations, including productions schedules and delivery times. We have experienced strikes by our employees at several of our facilities from time to time. Any such work stoppage could have a material adverse effect on our business, results of operations and financial condition.

          New labor contracts will have to be negotiated to replace expiring contracts from time to time. It is possible that future collective bargaining agreements will contain terms less favorable than the current agreements. Any failure to negotiate renewals of labor contracts on terms acceptable to us, with or without work stoppages, could have a materially adverse effect on our business, results of operations and financial condition.

          Many of our key customers or suppliers are similarly subject to union disputes and work stoppages, which may reduce their demand for our products or interrupt the supply of critical raw materials and impede their ability to fulfil their commitments under existing contracts. In 2016, we temporarily reduced production at one of our plants as a result of a strike affecting one of our customers which resulted in delays in contract shipment dates and led to a decrease in prices for certain of our products.

We are dependent on key personnel.

          Our success depends in part upon the retention of key employees. Competition for qualified personnel can be intense. Current and prospective employees may experience uncertainty about our business or industry, which may impair our ability to attract, retain and motivate key management, sales, technical and other personnel.

          If key employees depart our overall business may be harmed. We also may have to incur significant costs in identifying, hiring and retaining replacements for departing employees, may lose significant expertise and talent relating to our business and our ability to further realize the anticipated benefits of the Business Combination may be adversely affected. In addition, the departure of key employees could cause disruption or distractions for management and other personnel. Furthermore, we cannot be certain that we will be able to attract and retain replacements of a similar caliber as departing key employees.

          The long term success of our operations depends to a significant degree on the continued employment of our core senior management team. In particular, we are dependent on the skills, knowledge and experience of Javier López Madrid, our Executive Chairman, Marco Levi, our Chief Executive Officer, and Beatriz García-Cos, our Chief Financial Officer. If these employees are unable to continue in their respective roles, or if we are unable to attract and retain other skilled employees, our business, results of operations and financial condition could be adversely affected. We currently have employment agreements with Mr. López Madrid, Dr. Levi and Ms. García-Cos. These agreements contain certain non-compete provisions, which may not be fully enforceable by us. Additionally, we are substantially dependent upon key personnel among our legal, financial and information technology staff, who enable us to meet our regulatory, contractual and financial reporting obligations, including reporting requirements under our credit facilities.

Shortages of skilled labor could adversely affect our operations.

          We depend on skilled labor for the operation of our submerged arc furnaces and other facilities. Some of our facilities are located in areas where demand for skilled personnel often exceeds supply. Shortages of skilled furnace technicians and other skilled workers, including as a result of deaths, work stoppages or quarantines resulting from the COVID-19 pandemic, could restrict our ability to maintain or increase production rates, lead to production inefficiencies and increase our labor costs.

In certain circumstances, the members of our Board may have interests that may conflict with yours as a holder of ordinary shares.

          Our directors have no duty to us with respect to any information such directors may obtain (i) otherwise than as our directors and (ii) in respect of which directors owe a duty of confidentiality to another person, provided that where a director's relationship with such other person gives rise to a conflict, such conflict has been authorized by our Board in accordance with our articles of association ("Articles"). Our Articles provide that a director shall not be in breach of the general duties directors owe to us pursuant to the UK Companies Act 2006 because such director:

  7.
  fails to disclose any such information to our Board, directors or officers; or

  8.
  fails to use or apply any such information in performing such director's duties as a director.

          In such circumstances, certain interests of the members of our Board may not be aligned with your interests as a holder of ordinary shares and the members of our Board may engage in certain business and other transactions without any accountability or obligation to us.

We may not realize the cost savings, synergies and other benefits that we expect to achieve from further operational improvements.

          We are constantly looking for opportunities to improve our operations through changes in technology, processes, information systems, and management best practices. These continuous improvement initiatives are complex and require skilled management and labor to implement them.

          In our efforts to integrate and improve our operations fully and successfully, we may encounter material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and a resulting diversion of management's attention. The challenges include, among others:

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  managing a significantly larger company;

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  coordinating geographically separate organizations;

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  potential diversion of management focus and resources from ordinary operational matters and future strategic opportunities;

  12.
  retaining existing customers and attracting new customers;

  13.
  maintaining employee morale and retaining key management and other employees;

  14.
  integrating two unique business cultures that are not necessarily compatible;

  15.
  the possibility of faulty assumptions underlying expectations of the Business Combination;

  16.
  issues in achieving anticipated operating efficiencies, business opportunities and growth prospects;

  17.
  consolidating corporate and administrative infrastructures and eliminating duplicative operations;

  18.
  issues in integrating information technology, communications and other systems;

  19.
  changes in applicable laws and regulations;

  20.
  changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities; and

  21.
  managing tax costs or inefficiencies associated with integrating our operations.

          Many of these factors are outside of our control and any one of them could result in increased costs, decreased revenues and diversion of management's time and energy, which could materially impact our business, results of operations and financial condition.

Because the proceeds of the R&W Policy will not be sufficient to fully compensate for losses attributable to breaches of representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement, and the proceeds under the R&W Policy are required to be distributed to the holders of the Trust Units, we may be required to use our existing cash on hand or draw under our credit facility to fund any actual loss incurred.

          We purchased a Representations and Warranties insurance policy (the "R&W Policy") in connection with the Business Combination to insure us against breaches of certain representations and warranties made by Grupo Villar Mir S.A.U. ("Grupo VM") and FerroAtlántica in the Business Combination Agreement (as defined below). The R&W Policy has a face amount equal to $50,000,000 and is subject to an initial retention amount of $10,000,000, as well as other limitations and conditions. As a result of Grupo VM's ownership of the Company following completion of the Business Combination, the R&W Policy only provides insurance to the extent of approximately 43% of insurable losses incurred by us. Accordingly, the proceeds of the R&W Policy will not be sufficient to fully compensate for losses attributable to breaches of representations and warranties made by Grupo VM and FerroAtlántica. In addition, we will not be able to recover losses attributable to breaches of certain representations and warranties that are excluded from the R&W Policy or for which coverage under the R&W Policy expired in December 2018 or for losses that would result in payments under the R&W Policy in excess of the $50,000,000 face amount of the R&W Policy.

          On November 18, 2016, Ferroglobe completed the distribution to the holders of our ordinary shares at the time of beneficial interest units (the "Trust Units") in a newly formed Delaware Statutory Trust, Ferroglobe Representation and Warranty Insurance Trust ("Ferroglobe R&W Trust"), to which Ferroglobe had assigned its interest in the R&W Policy. Having assigned the R&W Policy, if we suffer a loss attributable to breaches of representations and warranties by Grupo VM or FerroAtlántica, we will be required to use our existing cash on hand or draws under our credit facility to fund the actual loss incurred to the extent that it is not met by Grupo VM, in the case of a breach by Grupo VM. Losses attributable to breaches of representations and warranties by Grupo VM or FerroAtlántica could have a material adverse effect on our business, financial condition and results of operations.

Any failure to integrate recently acquired businesses successfully or to complete future acquisitions successfully could be disruptive of our business and limit our future growth.

          From time to time, we expect to pursue acquisitions in support of our strategic goals. In connection with any such acquisition, we could face significant challenges in managing and integrating our expanded or combined operations, including acquired assets, operations and personnel. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt our ongoing business and distract management from other responsibilities.

          For example, in February 2018, we completed the acquisition from a wholly-owned subsidiary of Glencore International AG ("Glencore") of a 100% interest in Glencore's manganese alloys plants in Mo i Rana (Norway) and Dunkirk (France). Although the purchase was made under what we believe to be favorable financial terms and we expect it to result in a 10-20% increase in Company-wide revenue, the acquisition increases the management complexity of our operations, adds a new currency (Norwegian Krone) to our foreign exchange exposure, and will require additional attention from management in order for us to successfully integrate and capture synergies. There can be no assurance that the acquisition will result in the realization of the benefits anticipated. Specifically, during 2018 the manganese alloys and the manganese ore markets evolved in such way that margins in these specific operations have significantly eroded and results and profitability from these operations were below historical averages.

Grupo VM, our principal shareholder, has significant voting power with respect to corporate matters considered by our shareholders.

          Our principal shareholder, Grupo VM, owns shares representing approximately 54% of the aggregate voting power of our capital stock. By virtue of Grupo VM's voting power, as well as Grupo VM's representation on the Board, Grupo VM will have significant influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval. Grupo VM will be able to block any such matter, including ordinary resolutions, which, under English law, require approval by a majority of outstanding shares cast in the vote. Grupo VM will also be able to block special resolutions, which, under English law, require approval by the holders of at least 75% of the outstanding shares entitled to vote and voting on the resolution, such as an amendment of the Articles or the exclusion of preemptive rights. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operations.

Grupo VM, has pledged most of its shares in our company to secure a syndicate loan led by Crédit Suisse; if Grupo VM defaults on the underlying loan, we could experience a change in control.

          Grupo VM guaranteed its obligations pursuant to a credit agreement (the "GVM Credit Agreement"), which allows them to borrow up to €115 million ("GVM Loan"). In June 2018, Grupo VM entered into a security and pledge agreement (the "GVM Pledge Agreement"), with a syndicate of banks and funds led by Crédit Suisse (the "Lenders"), pursuant to which Grupo VM agreed to pledge most of its shares to the Lenders to secure the outstanding GVM Loan.

          In the event Grupo VM defaults under the GVM Credit Agreement, the Lenders may foreclose on the shares subject to the pledge. In such case, we could experience a change of control. Upon a change in control, we may be required, among other things, immediately to repay outstanding principal as well as, accrued interest and any other amounts owed by us under one or more of our bank facilities or our other debt. If upon a change of control, we do not have sufficient funds available to make such payments out of our available cash, third party financing would be needed, yet may be impermissible under our other debt agreements. In addition, certain other contracts we are party to from time to time may contain change of control provisions. Upon a change in control, such provisions may be triggered, which could cause our contracts to be terminated or give rise to other obligations, each of which could have a material adverse effect on our business, results of operations and financial condition.

We may engage in related party transactions with affiliates of Grupo VM, our principal shareholder.

          Conflicts of interest may arise between our principal shareholder and your interests as a shareholder. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our day-to-day operations, including the pursuit of related party transactions. We have entered, and may in the future enter, into agreements with companies who are affiliates of Grupo VM, our principal shareholder. Such agreements have been approved by, or would be subject to the approval of, the Board or the Audit Committee, as its delegate. The terms of such agreements may present material risks to our business and results of operations. For example, we have entered into a number of agreements with affiliates of Grupo VM with respect to, among other things, the provision of information technology and data processing services and the management of certain aspects of our hydroelectric plants. See "Item 7.B. — Major Shareholders and Related Party Transactions — Related Party Transactions."

We are exposed to significant risks in relation to compliance with anti-bribery and corruption laws, anti-money laundering laws and regulations, and economic sanctions programs.

          Doing business on a worldwide basis requires us to comply with the laws and regulations of various jurisdictions. In particular, our international operations are subject to anti-corruption laws, most notably the U.S. Foreign Corrupt Practices Act of 1977 ("FCPA") and the UK Bribery Act of 2010 (the "Bribery Act"), international trade sanctions programs, most notably those administered by the U.N., U.S. and European Union, anti-money laundering laws and regulations, and laws against human trafficking and slavery, most notably the UK Modern Slavery Act 2015 ("Modern Slavery Act").

          The FCPA and Bribery Act prohibit offering or providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. We may deal from time to time with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of these laws. International trade sanctions programs restrict our business dealings with or relating to certain sanctioned countries and certain sanctioned entities and persons no matter where located.

          As a result of doing business internationally, we are exposed to a risk of violating applicable anti-bribery and corruption ("ABC") laws, international trade sanctions, and anti-money laundering ("AML") laws and regulations. Some of our operations are located in developing countries that lack well-functioning legal systems and have high levels of corruption. Our continued expansion and worldwide operations, including in developing countries, our development of joint venture relationships worldwide, and the engagement of local agents in the countries in which we operate tend to increase the risk of violations of such laws and regulations. Violations of ABC laws, AML laws and regulations, and trade sanctions are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal penalties including possible imprisonment. Moreover, any major violations could have a significant impact on our reputation and consequently on our ability to win future business.

          For its part, the Modern Slavery Act requires any commercial organization that carries on a business or part of a business in the United Kingdom which (i) supplies goods or services and (ii) has an annual global turnover of £36 million to prepare a slavery and human trafficking statement for each financial year ending on or after March 31, 2016. In this statement, the commercial organization must set out the steps it has taken to ensure there is no modern slavery in its own business and its supply chain, or provide an appropriate negative statement. The UK Secretary of State may enforce this duty by means of civil proceedings. The nature of our operations and the regions in which we operate may make it difficult or impossible for us to detect all incidents of modern slavery in certain of our supply chains. Any failure in this regard would not violate the Modern Slavery Act per se, but could have a significant impact on our reputation and consequently on our ability to win future business.

          We seek to build and continuously improve our systems of internal controls and to remedy any weaknesses identified. As part of our efforts to comply with all applicable law and regulation, we have introduced a global ethics and compliance program. We believe we are devoting appropriate time and resources to its implementation, related training, and to monitoring compliance. Despite these efforts, we cannot be certain that our policies and procedures will be followed at all times or that we will prevent or timely detect violations of applicable laws, regulations or policies by our personnel, partners or suppliers. Any actual or alleged failure to comply with applicable laws or regulations could lead to material liabilities not covered by insurance or other significant losses, which in turn could have a material adverse effect on our business, results of operations, and financial condition.

We operate in a highly competitive industry.

          The silicon metal market and the silicon-based and manganese-based alloys markets are global, capital intensive and highly competitive. Our competitors may have greater financial resources, as well as other strategic advantages, to maintain, improve and possibly expand their facilities, and, as a result, they may be better positioned than we are to adapt to changes in the industry or the global economy. Advantages that our competitors have over us from time to time, new entrants that increase competition in our industry, and increases in the use of substitutes for certain of our products could have a material adverse effect on our business, results of operations and financial condition.

Though we are not currently operating at full capacity, we have historically operated at near the maximum capacity of our operating facilities. Because the cost of increasing capacity may be prohibitively expensive, we may have difficulty increasing our production and profits.

          Our facilities are able to manufacture, collectively, approximately 242,000 tons of silicon metal (including Dow's portion of the capacity of our Alloy, West Virginia and Bécancour, Québec plants), 462,000 tons of silicon-based alloys and 655,000 tons of manganese-based alloys on an annual basis. Our ability to increase production and revenues will depend on expanding existing facilities, acquiring facilities or building new ones. Increasing capacity is difficult because:

  22.
  adding 30,000 tons of new production capacity to an existing silicon manufacturing plant would cost approximately $120,000 thousand and take at least 12 to 18 months to complete once permits are obtained;

  23.
  a greenfield development project would take at least three to five years to complete and would require significant capital expenditure and, regulatory compliance costs; and

  24.
  obtaining sufficient and dependable electric power at competitive rates in areas near the required natural resources is extremely difficult.

          We may not have sufficient funds to expand existing facilities, acquire new facilities, or open new ones and may be required to incur significant debt to do so, which could have a material adverse effect on our business and financial condition.

We are subject to restrictive covenants under our credit facilities and other financing agreements. These covenants could significantly affect the way in which we conduct our business. Our failure to comply with these covenants could lead to an acceleration of our debt.

          We have entered into credit facilities that contain covenants that in certain circumstances, among other things, restrict our ability to sell assets; incur, repay or refinance indebtedness; create liens; make investments; engage in mergers or acquisitions; pay dividends, including dividends by subsidiaries to Ferroglobe PLC; repurchase stock; or make capital expenditures. These credit facilities also require compliance with specified financial covenants, including minimum cash liquidity level. Further, North American inventories and a significant customer portfolio are pledged to secure our Asset-Based Loan revolver.

          We have in the past breached certain financial covenants under our credit facilities, including financial maintenance covenants for the three months ended September 30 and December 31, 2016 under our then existing revolving credit facility. Our ability to comply with applicable debt covenants may be affected by events beyond our control, potentially leading to future breaches. The breach of any of the covenants contained in our credit facilities, unless waived, would constitute an event of default, in turn permitting the lenders to terminate their commitments to extend credit under, and accelerate the maturity of, the credit facilities in question. If in such circumstances we were unable to repay lenders and holders, or obtain waivers from them on acceptable terms or at all, the lenders and holders could foreclose upon the collateral securing the credit facilities and exercise other rights. Such events, should they occur, could have a material adverse effect on our business, results of operations and financial condition. See "— Risks Related to Our Capital Structure — We are subject to restrictive covenants under our financing agreements, which could impair our ability to run our business" below.

Our insurance costs may increase materially, and insurance coverages may not be adequate to protect us against all risks and potential losses to which we may be subject.

          We maintain various forms of insurance covering a number of specified and consequential risks and losses arising from insured events under the policies, including securities claims, certain business interruptions and claims for damage and loss caused by certain natural disasters, such as earthquakes, floods and windstorms. Our existing property and liability insurance coverage contains various exclusions and limitations on coverage. In some previous insurance policy renewals, we have acceded to larger premiums, self-insured retentions and deductibles. For example, as a result of the explosion at our facility in Chateau Feuillet, France, the applicable property insurance premium increased. We may also be subject to additional exclusions and limitations on coverage in future insurance policy renewals. There can be no assurance that the insurance policies we have in place are or will be sufficient to cover all potential losses we may incur. In addition, due to changes in our circumstances and in the global insurance market, insurance coverage may not continue to be available to us on terms we consider commercially reasonable or be sufficient to cover multiple large claims.

We have operations and assets in the United States, Spain, France, Canada, China, South Africa, Norway, Venezuela, Argentina, Mauritania and may have operations and assets in other countries in the future. Our international operations and assets may be subject to various economic, social and governmental risks.

          Our international operations and sales may expose us to risks that are more significant in developing markets than in developed markets and which could negatively impact future revenue and profitability. Operations in developing countries may not operate or develop in the same way or at the same rate as might be expected in a country with an economy, government and legal system similar to western countries. The additional risks that we may be exposed to in such cases include, but are not limited to:

  25.
  tariffs and trade barriers;

  26.
  sanctions and other restrictions in our ability to conduct business with certain countries, companies or individuals;

  27.
  recessionary trends, inflation or instability of financial markets;

  28.
  regulations related to customs and import/export matters;

  29.
  tax issues, such as tax law changes, changes in tax treaties and variations in tax laws;

  30.
  changes in regulations that affect our business, such as new or more stringent environmental requirements or sudden and unexpected raises in power rates;

  31.
  limited access to qualified staff;

  32.
  inadequate infrastructure;

  33.
  cultural and language differences;

  34.
  inadequate banking systems;

  35.
  restrictions on the repatriation of profits or payment of dividends;

  36.
  crime, strikes, riots, civil disturbances, terrorist attacks or wars;

  37.
  nationalization or expropriation of property;

  38.
  less access to urgent medical care for employees and key personnel in the case of severe illness, including as a result of the COVID-19 pandemic;

  39.
  law enforcement authorities and courts that are weak or inexperienced in commercial matters; and

  40.
  deterioration of political relations among countries.

          In addition to the foregoing, exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit.

The critical social, political and economic conditions in Venezuela have adversely affected, and may continue to adversely affect, our results of operations.

          Among other policies in recent years, the Venezuelan government has continuously devalued the Bolívar. The resulting inflation has devastated the country, which is experiencing all manner of shortages of basic materials and other goods and difficulties in importing raw materials. In 2016, we idled our Venezuelan operations and sought to determine the recoverable value of the long lived assets there. We concluded that the costs to dispose of the facility exceeded the fair value of the assets, primarily due to political and financial instability in Venezuela. Accordingly, we wrote down the full value of our Venezuelan facilities. Our Venezuelan subsidiary has been able to meet its obligations (tax, labor, power costs and others) in the past through the sales of existing stock to customers. However, our inability to generate cash in that market may cause us to default on some of our obligations there in the future, which may result in administrative intervention or other consequences. In addition, in the recent past the Venezuelan government has threatened to nationalize certain businesses and industries, which could result in a loss of our Venezuelan facilities for no consideration. If the social, political and economic conditions in Venezuela continue as they are, or worsen, our business, results of operations and financial condition could be adversely affected.

We are exposed to foreign currency exchange risk and our business and results of operations may be negatively affected by the fluctuation of different currencies.

          We transact business in numerous countries around the world and a significant portion of our business entails cross border purchasing and sales. Our sales made in a particular currency do not exactly match the amount of our purchases in such currency. We prepare our consolidated financial statements in U.S. Dollars, while the financial statements of each of our subsidiaries are prepared in the entities functional currency. Accordingly, our revenues and earnings are continuously affected by fluctuations in foreign currency exchange rates. For example, our sales made in U.S. Dollars exceed the amount of our purchases made in U.S. Dollars, such that the appreciation of certain currencies (like the Euro or the South African Rand) against the U.S. Dollar would tend to have an adverse effect on our costs. Such adverse movements in relevant exchange rates could have a material adverse effect on our business, results of operations and financial condition.

We depend on a limited number of suppliers for certain key raw materials. The loss of one of these suppliers or the failure of one of any of them to meet contractual obligations to us could have a material adverse effect on our business.

          Colombia and the United States are among the preferred sources for the coal consumed in the production of silicon metal and silicon-based alloys, and the vast majority of producers source coal from these two countries. In the year ended December 31, 2019, approximately 74% of our coal was purchased from third parties. Of our third party purchases, approximately 70% came from Colombia. Additionally, nearly all of the manganese ore we purchase comes from suppliers located in South Africa and Gabon. We do not control these third party suppliers and must rely on them to perform in accordance with the terms of their contracts. If these suppliers fail to provide us with the required raw materials in a timely manner, or at all, or if the quantity or quality of the materials they provide is lower than that contractually agreed, we may not be able to procure adequate supplies of raw materials from alternative sources on comparable terms, or at all, which could have a material adverse effect on our business, results of operations and financial condition. In addition, since many suppliers of these raw materials are located in the same region, if a natural disaster or event affected one of these regions it is likely alternative sources would also be similarly affected.

Planned investments in the expansion and improvement of existing facilities and in the construction of new facilities may not be successful.

          We may engage in significant capital improvements to our existing facilities to upgrade and add capacity to those facilities. We also may engage in the development and construction of new facilities. Should any such efforts not be completed in a timely manner and within budget, or be unsuccessful otherwise, we may incur additional costs or impairments which could have a material adverse effect on our business, results of operations and financial condition.

Any delay or failure to procure, renew or maintain necessary governmental permits, including environmental permits and concessions to operate our hydropower plants would adversely affect our results of operations.

          The operation of our hydropower plants is highly regulated, requires various governmental permits, including environmental permits and concessions, and may be subject to the imposition of conditions by government authorities. We cannot predict whether the conditions prescribed in such permits and concessions will be achievable. The denial of a permit essential to a hydropower plant or the imposition of impractical conditions would impair our ability to operate the plant. If we fail to satisfy the conditions or comply with the restrictions imposed by governmental permits or concessions, or restrictions imposed by other applicable statutory or regulatory requirements, we may face enforcement action and be subject to fines, penalties or additional costs or revocation of such permits or concessions. Any failure to procure, renew or abide by necessary permits and concessions would adversely affect the operation of our hydropower plants.

Equipment failures may lead to production curtailments or shutdowns and repairing any failure could require us to incur capital expenditures and other costs.

          Many of our business activities are characterized by substantial investments in complex production facilities and manufacturing equipment. Because of the complex nature of our production facilities, any interruption in manufacturing resulting from fire, explosion, industrial accidents, natural disaster, equipment failures or otherwise could cause significant losses in operational capacity and could materially and adversely affect our business, results of operations and financial condition.

          Our hydropower generation assets and other equipment may not continue to perform as they have in the past or as they are expected. A major equipment failure due to wear and tear, latent defect, design error or operator error, early obsolescence, natural disaster or other force majeure event could cause significant losses in operational capacity. Repairs following such failures could require us to incur capital expenditures and other costs. Such major failures also could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability. Such costs and liabilities could adversely affect our business, results of operations and financial condition.

We depend on proprietary manufacturing processes and software. These processes may not yield the cost savings that we anticipate and our proprietary technology may be challenged.

          We rely on proprietary technologies and technical capabilities in order to compete effectively and produce high quality silicon metal and silicon-based alloys, including:

  41.
  computerized technology that monitors and controls production furnaces;

  42.
  electrode technology and operational know-how;

  43.
  metallurgical processes for the production of solar-grade silicon metal;

  44.
  production software that monitors the introduction of additives to alloys, allowing the precise formulation of the chemical composition of products; and

  45.
  flowcaster equipment, which maintains certain characteristics of silicon-based alloys as they are cast.

          We are subject to a risk that:

  46.
  we may not have sufficient funds to develop new technology and to implement effectively our technologies as competitors improve their processes;

  47.
  if implemented, our technologies may not work as planned; and

  48.
  our proprietary technologies may be challenged and we may not be able to protect our rights to these technologies.

          Patent or other intellectual property infringement claims may be asserted against us by a competitor or others. Our intellectual property rights may not be enforceable and may not enable us to prevent others from developing and marketing competitive products or methods. An infringement action against us may require the diversion of substantial funds from our operations and may require management to expend efforts that might otherwise be devoted to operations. A successful challenge to the validity of any of our patents may subject us to a significant award of damages, and may oblige us to secure licenses of others' intellectual property, which could have a material adverse effect on our business, results of operations and financial condition.

          We also rely on trade secrets, know-how and continuing technological advancement to maintain our competitive position. We may not be able to effectively protect our rights to unpatented trade secrets and know-how.

Ferroglobe PLC is a holding company whose principal source of revenue is the income received from its subsidiaries.

          Ferroglobe PLC is dependent on the income generated by its subsidiaries in order to earn distributable profits and pay dividends to shareholders. The amounts of distributions and dividends, if any, to be paid to us by any operating subsidiary will depend on many factors, including such subsidiary's results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, applicability of tax treaties and other factors which may be outside our control. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to earn distributable profits and pay dividends on our shares.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.

          We are involved in various legal and regulatory proceedings including those that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal matters currently pending against our Company is uncertain, and although such claims, lawsuits and other legal matters are not expected individually to have a material adverse effect, such matters in the aggregate could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. While we maintain insurance coverage in respect of certain risks and liabilities, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against such claims. See "Item 8.A. — Financial Information — Consolidated Statements and Other Financial Information — Legal proceedings" for additional information regarding legal proceedings to which we are party.

We are exposed to changes in economic and political conditions where we operate and globally that are beyond our control.

          Our industry is affected by changing economic conditions, including changes in national, regional and local unemployment levels, changes in national, regional and local economic development plans and budgets, shifts in business investment and consumer spending patterns, credit availability, and business and consumer confidence. Disruptions in national economies and volatility in the financial markets may and often will reduce consumer confidence, negatively affecting business investment and consumer spending. The outlook for the global economy in the near to medium term is negative due to several factors, including the COVID-19 pandemic, geopolitical risks and concerns about global growth and stability. Concerns also remain regarding the sustainability of the European Monetary Union and its common currency, the Euro, in their current form, particularly following the referendum vote in favor of the United Kingdom's exit from the European Union in June 2016, the UK Prime Minister's formal delivery of a notice of withdrawal from the European Union in March 2017 ("Brexit"), and the UK House of Commons' repeated rejection of the proposed Agreement on the Withdrawal of the United Kingdom from the European Union in January and March 2019. On January, 29, 2020, the European Parliament ratified the Brexit agreement, which became effective on January 31, 2020.

          In addition, we may face risks associated with the current uncertainty and the consequences that may result from such exit, in particular with respect to tax, customs and duty laws and regulations, volatility in exchange rates and interest rates, the ability of certain of our personnel to work at our headquarters in London, and our ability to sell and transport products from manufacturing facilities on the continent to our customers in the United Kingdom.

          We are not able to predict the timing or duration of periods economic growth in the countries where we operate or sell products, nor are we able to predict the timing or duration of any economic downturn or recession that may occur in the future.

Cybersecurity breaches and threats could disrupt our business operations and result in the loss of critical and confidential information.

          We rely on the effective functioning and availability of our information technology and communication systems and the security of such systems for the secure processing, storage and transmission of confidential information. The sophistication and magnitude of cybersecurity incidents are increasing and include, among other things, unauthorized access, computer viruses, deceptive communications and malware. Information technology security processes may not effectively detect or prevent cybersecurity breaches or threats and the measures we have taken to protect against such incidents may not be sufficient to anticipate or prevent rapidly evolving types of cyber-attacks. Breaches of the security of our information technology and communication systems could result in destruction or corruption of data, the misappropriation, corruption or loss of critical or confidential information, business disruption, reputational damage, litigation and remediation costs.

Possible new tariffs and duties that might be imposed by certain governments, including the United States, the European Union and others, could have a material adverse effect on our results of operations.

          The United States has imposed import tariffs of 25 percent on steel and 10 percent on aluminum, with exemptions for steel from Argentina, Australia, Brazil, Canada, Mexico, and South Korea, and aluminum from Argentina, Australia, Canada, and Mexico. These tariffs have been expanded to apply to steel and aluminum derivatives from most countries. China, the EU, and other countries have imposed retaliatory duties on products from the United States.

          The United States also has imposed 25 percent tariffs on a wide array of Chinese products, including products produced and consumed by Ferroglobe, and 7.5 percent on a smaller range of products. The United States and China have reached an initial Phase 1 agreement to resolve the trade dispute between the two countries. The agreement has resulted in the suspension of Chinese retaliatory duties on certain U.S. products and the commitment by China to purchase products from the United States. It is unclear whether and, if so, when the two countries will reach a Phase 2 agreement that would resolve the dispute more broadly.

          There are indications that China is trying to adhere to the Phase 1 agreement. However, if China were found to be in noncompliance, the United States could reimpose tariffs on Chinese products that are currently suspended or increase the existing tariffs.

          Any "trade war" resulting from the imposition of tariffs could have a significant adverse effect on world trade and the world economy. To date, tariffs have not affected our business to a material degree.

Our suppliers, customers, agents or business partners may be subject to or affected by export controls or trade sanctions imposed by government authorities from time to time, which may restrict our ability to conduct business with them and potentially disrupt our production or our sales.

          The United States, European Union, United Nations and other authorities have variously imposed export controls and trade sanctions on certain countries, companies, individuals and products, restricting our ability to trade normally with or in them. At present, compliance with such trade regulation is not affecting our business to a material degree. However, new trade regulations may be imposed at any time that target or otherwise affect our customers, suppliers, agents or business partners or their products. In particular, trade sanctions could be imposed that restrict our ability to do business with one or more critical suppliers and require special licenses to do so. Such events could potentially disrupt our production or sales and have a material adverse effect on our business, results of operations and financial condition.

We make significant investments in the development of new technologies and new products. The success of such technologies or products is inherently uncertain and the investments made may fail to render the desired increased in profitability.

          In order to improve our processes and increase the margins in our products we have constantly invested significant amounts in the development of new technologies and in the development of new value added products. However, these developments are inherently uncertain, since they may fail to render the desired results when implemented at an industrial scale.

          Specifically, we have invested in the construction of a factory to produce solar-grade silicon metal through a technology developed by the Company. We believe the technology presents several advantages when compared to current solar-grade silicon production processes since the technology has proven to render the desired technological and cost results at a laboratory scale. However, the implementation of the technology at an industrial scale is challenging especially in light of current market conditions. The current market for solar-grade silicon (or polysilicon) is very volatile and has suffered from declining prices in the past few years. Further investment in this project has been temporarily suspended and the future profitability of this project is uncertain.

Risks Related to Our Capital Structure

Our leverage may make it difficult for us to service our debt and operate our business.

          We have significant outstanding indebtedness and debt service requirements. Our leverage could have important consequences, including:

  49.
  making it more difficult for us to satisfy our obligations to all creditors and holders;

  50.
  requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund internal growth through working capital and capital expenditures and for other general corporate purposes;

  51.
  increasing our vulnerability to a downturn in our business or economic or industry conditions;

  52.
  placing us at a competitive disadvantage compared to our competitors that have less indebtedness in relation to cash flow;

  53.
  limiting our flexibility in planning for or reacting to changes in our business and our industry;

  54.
  restricting us from investing in growing our business, pursuing strategic acquisitions and exploiting certain business opportunities; and

  55.
  limiting, among other things, our and our subsidiaries' ability to incur additional indebtedness, including refinancing, or raise equity capital in the future and increasing the costs of such additional financings.

          Our ability to service our indebtedness will depend on our future performance and liquidity, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, including the COVID-19 pandemic. Many of these factors are beyond our control. We may not be able to generate enough cash flow from operations or obtain enough capital to service our indebtedness or fund our planned capital expenditures. If we cannot service our indebtedness and meet our other obligations and commitments, we might be required to refinance our indebtedness, obtain additional financing, delay planned capital expenditures or to dispose of assets to obtain funds for such purpose. We cannot assure you that any refinancing or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our outstanding debt instruments.

We are subject to restrictive covenants under our financing agreements, which could impair our ability to run our business.

          Restrictive covenants under our financing agreements, including the Indenture and the ABL Revolver, may restrict our ability to operate our business. Our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our business, results of operations and financial condition.

          In particular, the Indenture and the ABL Revolver contain negative covenants restricting, among other things, our ability to:

  56.
  incur indebtedness or issue guarantees;

  57.
  create or incur liens;

  58.
  make restricted payments;

  59.
  merge or consolidate with other companies;

  60.
  make dispositions of assets or subsidiaries;

  61.
  make certain transactions with affiliate companies;

  62.
  make a substantial change to the general nature of our business;

  63.
  make certain loans or advances, guaranties and investments to any of the subsidiaries of the Company, outside from normal course of the Business;

  64.
  make certain capital expenditures and leases;

  65.
  amend organizational documents;

  66.
  enter into sale-leaseback transactions; and

  67.
  enter into agreements that contain a negative pledge.

          All of these limitations are subject to significant exceptions and qualifications.

          The restrictions contained in our financing agreements could affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, such restrictions could adversely affect our ability to finance our operations, make strategic acquisitions, investments or alliances, restructure our organization or finance our capital needs. Additionally, our ability to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If we breach any of these covenants or restrictions, we could be in default under our financing agreements.

          If there were an event of default under any of our debt instruments that is not cured or waived, the holders of the defaulted debt could terminate their commitments thereunder and declare all amounts outstanding with respect to such indebtedness due and payable immediately, which, in turn, could result in cross-defaults under our other outstanding debt instruments. Any such actions could force us into bankruptcy or liquidation.

We may not be able to generate sufficient cash to pay our accounts payable, meet our debt service obligations or meet our obligations under other financing agreements, in which case our creditors could declare all amounts owed to them due and payable, leading to liquidity issues.

          Our ability to make interest payments and to meet our other debt service obligations, or to refinance our debt, depends on our future operating and financial performance, which, in turn, depends on our ability to successfully implement our business strategies and plans as well as general economic, financial, competitive, regulatory and other factors beyond our control, including the COVID-19 pandemic. If we cannot generate sufficient cash to meet our debt service requirements, we may, among other things, need to refinance all or a portion of our debt to obtain additional financing, delay planned capital expenditures or investments or sell material assets.

          If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our debt obligations. If we are also unable to satisfy our obligations on other financing arrangements, we could be in default under our existing financing agreements or other relevant financing agreements that we may enter into in the future. In the event of certain defaults under existing agreements, the lenders under the respective facilities or financing instruments could take certain actions, including terminating their commitments and declaring all principal amounts outstanding under our credit facilities and other indebtedness due and payable, together with accrued and unpaid interest. Such a default, or a failure to make interest payments, could cause borrowings under other debt instruments that contain cross-acceleration or cross-default provisions to become due and payable on an accelerated basis. If the debt under any of the material financing arrangements that we have entered into or will subsequently enter into were to be accelerated, our assets may be insufficient to repay the outstanding debt in full. Any such actions could force us into bankruptcy or liquidation, and we might not be able to repay our obligations under our financing agreements in such an event.

We may not be able to repurchase the Notes upon a Change of Control.

          The senior Notes require the Issuers to offer to repurchase all or any part of each holder's notes upon the occurrence of a change of control, as defined in the Indenture, at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, to the date of purchase. If such an event were to occur, we may not have sufficient financial resources available to satisfy all of those obligations.

Risks Related to Our Ordinary Shares

Our share price may be volatile, and purchasers of our ordinary shares could incur substantial losses.

          Our share price has been volatile in the recent past and may be so in the future. Moreover, stock markets in general experience periods of extreme volatility that are often unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell our ordinary shares at or above the price at which you purchase them. The market price for our shares may be influenced by many factors, including:

  68.
  the success of competitive products or technologies;

  69.
  regulatory developments in the United States and other countries;

  70.
  developments or disputes concerning patents or other proprietary rights;

  71.
  the recruitment or departure of key personnel;

  72.
  quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;

  73.
  market conditions in the industries in which we compete and issuance of new or changed securities analysts' reports or recommendations;

  74.
  the failure of securities analysts to cover our ordinary shares or changes in financial estimates by analysts;

  75.
  the inability to meet the financial estimates of analysts who follow our ordinary shares;

  76.
  investor perception of our Company and of the industries in which we compete; and

  77.
  general economic, political and market conditions.

If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares, or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

          The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of us, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares or provide relatively more favorable recommendations concerning our competitors, or as we experienced in 2018 and 2019, if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail regularly to publish reports about our Company, we could lose visibility in the financial markets, which, in turn, could cause our share price or trading volume to decline.

As a foreign private issuer and "controlled company" within the meaning of the rules of NASDAQ, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers of securities. These may afford relatively less protection to holders of our ordinary shares, who may not receive all corporate and company information and disclosures they are accustomed to receiving or in a manner to wich they are accustomed.

          As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the U.S. Exchange Act. Although we intend to report periodic financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, we are exempt from the SEC's proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules requiring the reporting of beneficial ownership and sales of shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to this part of the U.S. Exchange Act and that our insiders are not subject to short-swing profit rules. As a result, in deciding whether to purchase our shares, you may not have all the data that you are accustomed to having when making investment decisions with respect to domestic U.S. public companies.

          As a "controlled company" within the meaning of the corporate governance standards of NASDAQ, we may elect not to comply with certain corporate governance requirements, including:

  78.
  the requirement that a majority of our Board consist of independent directors;

  79.
  the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  80.
  the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board's independent directors in a vote in which only independent directors participate, or (2) a nominations committee composed solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

          We may utilize these exemptions for as long as we continue to qualify as a "controlled company." While exempt, we will not be required to have a majority of independent directors, our nominations and compensation committees will not be required to consist entirely of independent directors and such committees will not be subject to annual performance evaluations.

          Furthermore, NASDAQ Rule 5615(a)(3) provides that a foreign private issuer, such as our Company, may rely on home country corporate governance practices in lieu of certain of the rules in the NASDAQ Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with NASDAQ's Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the NASDAQ corporate governance rules, we intend to comply with the NASDAQ corporate governance rules applicable to foreign private issuers. Accordingly, our shareholders will not have the same protections afforded to stockholders of U.S. companies that are subject to all of the corporate governance requirements of NASDAQ.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

          We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. In that event, the regulatory and compliance costs we would incur as a domestic registrant may be significantly higher than we incur as a foreign private issuer, which could have a material adverse effect on our business, operating results and financial condition.

If Grupo VM's share ownership falls below 50%, we may no longer be considered a "controlled company" within the meaning of the rules of NASDAQ.

          In the event Grupo VM sells shares in our Company to such an extent that it thereafter owns less than 50% of the total voting rights in our shares, we would no longer be considered a "controlled company" within the meaning of the corporate governance standards of NASDAQ. Under NASDAQ rules, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company, (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company, and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, NASDAQ rules provide a 12 month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. If, within the phase-in periods, we are not able to recruit additional directors who would qualify as independent, or otherwise fail to comply with applicable NASDAQ rules, we may be subject to delisting by NASDAQ. Furthermore, a change in our board of directors and committee membership may result in a change in corporate strategy and operation philosophies, which could have a material adverse effect on our business, results of operations and financial condition.

As an English public limited company, certain capital structure decisions require shareholder approval, which may limit our flexibility to manage our capital structure.

          English law provides that a board of directors may only allot shares (or rights or convertible into shares) with the prior authorization of shareholders, such authorization being up to the aggregate nominal amount of shares and for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. The Articles authorize the allotment of additional shares for a period of five years from October 26, 2017 (being the date of the adoption of the Articles), which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

          English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders acting in a general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). The Articles exclude preemptive rights for a period of five years from October 26, 2017, which exclusion will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

          English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, such being a resolution passed by a simple majority of votes cast, and other formalities. As an English company listed on NASDAQ, we may not make on-market purchases of our shares and may make off-market purchases only for the purposes of or pursuant to an employees' share scheme where our shareholders have approved our doing so by ordinary resolution (and with a maximum duration of such approval of five years) or with the prior consent of our shareholders by ordinary resolution to the proposed contract for the purchase of our shares.

English law requires that we meet certain financial requirements before we declare dividends or repurchases.

          Under English law, we may only declare dividends, make distributions or repurchase shares out of distributable reserves of the Company or distributable profits. "Distributable profits" are a company's accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made, as reported to the Companies House. In addition, as a public company, we may only make a distribution if the amount of our net assets is not less than the aggregate amount of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate amount. The Articles permit declaration of dividends by ordinary resolution of the shareholders, provided that the directors have made a recommendation as to its amount. The dividend shall not exceed the amount recommended by the directors. The directors may also decide to pay interim dividends if it appears to them that the profits available for distribution justify the payment. When recommending or declaring the payment of a dividend, the directors will be required under English law to comply with their duties, including considering our future financial requirements.

The enforcement of shareholder judgments against us or certain of our directors may be more difficult.

          Because we are a public limited company incorporated under English law, and because most of our directors and executive officers are non-residents of the United States and substantially all of the assets of such directors and executive officers are located outside of the United States, our shareholders could experience more difficulty enforcing judgments obtained against our Company or our directors in U.S. courts than would currently be the case for U.S. judgments obtained against a U.S. public company or U.S. resident directors. In addition, it may be more difficult (or impossible) to assert some types of claims against our Company or its directors in courts in England, or against certain of our directors in courts in Spain, than it would be to bring similar claims against a U.S. company or its directors in a U.S. court.

          The United States is not currently bound by a treaty with Spain or the United Kingdom providing for reciprocal recognition and enforcement of judgments rendered in civil and commercial matters with Spain or the United Kingdom, other than arbitral awards. There is, therefore, doubt as to the enforceability of civil liabilities based upon U.S. federal securities laws in an action to enforce a U.S. judgment in Spain or the United Kingdom. In addition, the enforcement in Spain or the United Kingdom of any judgment obtained in a U.S. court based on civil liabilities, whether or not predicated solely upon U.S. federal securities laws, will be subject to certain conditions. There is also doubt that a court in Spain or the United Kingdom would have the requisite power or authority to grant remedies in an original action brought in Spain or the United Kingdom on the basis of U.S. federal securities laws violations.

Risks Related to Tax Matters

The application of Section 7874 of the Code, including under recent IRS guidance, and changes in law could affect our status as a foreign corporation for U.S. federal income tax purposes.

          We believe that, under current law, we should be treated as a foreign corporation for U.S. federal income tax purposes. However, the U.S. Internal Revenue Service (the "IRS") may assert that we should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended (the "Code"). Under Section 7874 of the Code, we would be treated as a U.S. corporation for U.S. federal income tax purposes if, after the Business Combination, (i) at least 80% of our ordinary shares (by vote or value) were considered to be held by former holders of common stock of Globe by reason of holding such common stock, as calculated for Section 7874 purposes, and (ii) our expanded affiliated group did not have substantial business activities in the United Kingdom (the "80% Test"). The percentage (by vote and value) of our ordinary shares considered to be held by former holders of common stock of Globe immediately after the Business Combination by reason of their holding common stock of Globe is referred to in this disclosure as the "Section 7874 Percentage."

          Determining the Section 7874 Percentage is complex and, with respect to the Business Combination, subject to legal uncertainties. In that regard, the IRS and U.S. Department of the Treasury ("U.S. Treasury") issued temporary Regulations in April 2016 and finalized Regulations in July 2018 (collectively, the "Section 7874 Regulations"), which include a rule that applies to certain transactions in which the Section 7874 Percentage is at least 60% and the parent company is organized in a jurisdiction different from that of the foreign target corporation (the "Third Country Rule"). This rule applies to transactions occurring on or after November 19, 2015, which date is prior to the closing of the Business Combination. If the Third Country Rule were to apply to the Business Combination, the 80% Test would be deemed met and we would be treated as a U.S. corporation for U.S. federal income tax purposes. While we believe the Section 7874 Percentage is less than 60% such that the Third Country Rule does not apply to us, we cannot assure you that the IRS will agree with this position and would not successfully challenge our status as a foreign corporation. If the IRS successfully challenged our status as a foreign corporation, significant adverse tax consequences would result for us and could apply to our shareholders.

          In addition, changes to Section 7874 of the Code, the U.S. Treasury Regulations promulgated thereunder, or to other relevant tax laws (including under applicable tax treaties) could adversely affect our status or treatment as a foreign corporation, and the tax consequences to our affiliates, for U.S. federal income tax purposes, and any such changes could have prospective or retroactive application. Recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, including by potentially causing us to be treated as a U.S. corporation if the management and control of us and our affiliates were determined to be located primarily in the United States, or by reducing the Section 7874 Percentage at or above which we would be treated as a U.S. corporation such that it would be lower than the threshold imposed under the 80% Test.

Recent IRS guidance and changes in law could affect our ability to engage in certain acquisition strategies and certain internal restructurings.

          Even if we are treated as a foreign corporation for U.S. federal income tax purposes, the Section 7874 Regulations materially changed the manner in which the Section 7874 Percentage will be calculated in certain future acquisitions of U.S. businesses in exchange for our equity, which may affect the tax efficiencies that otherwise might be achieved in transactions with third parties. For example, the Section 7874 Regulations would impact certain acquisitions of U.S. companies for our Ordinary Shares (or other stock) in the 36-month period beginning December 23, 2015, by excluding from the Section 7874 Percentage the portion of Ordinary Shares that are allocable to former holders of common stock of Globe. This rule would generally have the effect of increasing the otherwise applicable Section 7874 Percentage with respect to our future acquisition of a U.S. business. The Section 7874 Regulations also may more generally limit the ability to restructure the non-U.S. members of our Company to achieve tax efficiencies, unless an exception applies. However, no such acquisition of a U.S. business was made during the 36 months period.

Recent IRS proposed regulations and changes in laws or treaties could affect the expected financial synergies of the Business Combination.

          The IRS and the U.S. Treasury also issued rules that provide that certain intercompany debt instruments issued on or after April 5, 2016, will be treated as equity for U.S. federal income tax purposes, therefore limiting U.S. tax benefits and resulting in possible U.S. withholding taxes. As a result of these rules, we may not be able to realize a portion of the financial synergies that were anticipated in connection with the Business Combination, and such rules may materially affect our future effective tax rate. While these new rules are not retroactive, they could impact our ability to engage in future restructurings if such transactions cause an existing debt instrument to be treated as reissued. Furthermore, under certain circumstances, recent treaty proposals by the U.S. Treasury, if ultimately adopted by the United States and relevant foreign jurisdictions, could reduce the potential tax benefits for us and our affiliates by imposing U.S. withholding taxes on certain payments from our U.S. affiliates to related and unrelated foreign persons.

We are subject to tax laws of numerous jurisdictions and our interpretation of those laws is subject to challenge by the relevant governmental authorities.

          We and our subsidiaries are subject to tax laws and regulations in the United Kingdom, the United States, France, Spain, South Africa and the other jurisdictions in which we operate. These laws and regulations are inherently complex, and we and our subsidiaries are (and have been) obligated to make judgments and interpretations about the application of these laws and regulations to us and our subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material an effect our effective tax rate.

We intend to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat us as also being a resident of another jurisdiction for tax purposes.

          We are a company incorporated in the United Kingdom. Current U.K. tax law provides that we will be regarded as being a U.K. resident for tax purposes from incorporation and shall remain so unless (i) we were concurrently resident of another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the United Kingdom and (ii) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction.

          Based upon our management and organizational structure, we believe that we should be regarded solely as resident in the United Kingdom from our incorporation for tax purposes. However, because this analysis is highly factual and may depend on changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as resident in a country or jurisdiction other than the United Kingdom, we could be subject to taxation in that country or jurisdiction on our worldwide income and may be required to comply with a number of material and formal tax obligations, including withholding tax and reporting obligations provided under the relevant tax law, which could result in additional costs and expenses and an increase of our effective tax rate.

We may not qualify for benefits under the tax treaties entered into between the United Kingdom and other countries.

          We intend to operate in a manner such that, when relevant, we are eligible for benefits under the tax treaties entered into between the United Kingdom and other countries. However, our ability to qualify and continue to qualify for such benefits will depend upon the requirements contained within each treaty and the applicable domestic laws, as the case may be, on the facts and circumstances surrounding our operations and management, and on the relevant interpretation of the tax authorities and courts.

          Our or our subsidiaries' failure to qualify for benefits under the tax treaties could result in adverse tax consequences to us and our subsidiaries and could result in certain tax consequences of owning or disposing of our ordinary shares differing from those discussed below.

Future changes to domestic or international tax laws or to the interpretation of these laws by the governmental authorities could adversely affect us and our subsidiaries.

          The U.S. Congress, the U.K. Government, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of "base erosion and profit shifting" (or "BEPS"), in which payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. Thus, the tax laws in the United States, the United Kingdom or other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect us. Furthermore, the interpretation and application of domestic or international tax laws made by us and our subsidiaries could differ from that of the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material. On July 1, 2018, OECD's so-called "Multi-Lateral Instrument" entered into force covering 87 jurisdictions and impacting over 1,200 double tax treaties. The adoption and transposition into domestic legislations of the Anti-Tax Avoidance Directives (known as "ATAD 1 & 2") by the European Union is another key development.

          Further developments are to be seen in areas such as the "making tax digital — initiatives" allowing authorities to monitor multinationals' tax position on a more real time basis and the contemplated introduction of new taxes, such as revenue-based digital services taxes aimed at technology companies, but which may impact traditional businesses as well in the sense of allocating a portion of the profitability of the given company to jurisdictions where it has significant sales even though it is not physically present. The latest development by the OECD in this field are the so-called Pillar One and Pillar Two. Under Pillar One, the OECD intends to set up the foundations for allocating to the market jurisdiction (i) non-routine profit; (ii) a fixed remuneration based on the Arm´s length Principle for baseline distribution and marketing functions; and (iii) an additional profit where in-country functions exceed the base-line activity already compensated. In principle, our business is not in scope of this measure as it refers to raw materials and commodities and this kind of business is excluded under the current drafting of the paper. Then, Pillar Two, also called GloBE (Global Anti-Base Erosion Proposal) consist of setting the ground for a minimum taxation, giving the countries the right to "tax back" profit that is currently taxed below a minimum rate. This goal is reached through several avenues, that is, (i) the inclusion of foreign income when taxed below the minimum rate; (ii) an undertaxed payment rule to related parties to deny deduction or impose taxation when payment was not subject to tax; (iii) switch over rule in the double tax treaties to allow the residence jurisdiction to switch from exemption to credit method when profit of permanent establishment is taxed below the minimum rate; and (iv) a subject to tax rule to allow withholding tax or other taxation or adjust eligibility to treaty benefits on payments not subject to the minimum rate. GloBE could affect our effective tax rate when implemented.

We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.

          We and our subsidiaries are subject to the income tax laws of the United Kingdom, the United States, France, Spain, South Africa and the other jurisdictions in which we operate. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our production facilities are located or changes in tax laws, regulations or accounting principles like those referred to as to Pillar One and Pillar Two once fully developed and implemented. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.

We may incur current tax liabilities in our primary operating jurisdictions in the future.

          We expect to make current tax payments in some of the jurisdictions where we do business in the normal course of our operations. Our ability to defer the payment of some level of income taxes to future periods is dependent upon the continued benefit of accelerated tax depreciation on our plant and equipment in some jurisdictions, the continued deductibility of external and intercompany financing arrangements, the application of tax losses prior to their expiration in certain tax jurisdictions and the application of tax credits including R&D credits, among other factors. The level of current tax payments we make in any of our primary operating jurisdictions could adversely affect our cash flows and have a material adverse effect on our financial results.

Changes in tax laws may result in additional taxes for us.

          We cannot assure you that tax laws in the jurisdictions in which we reside or in which we conduct activities or operations will not be changed in the future. Such changes in tax law could result in additional taxes for us.

U.S. federal income tax reform could adversely affect us.

          Legislation commonly known as the Tax Cuts and Jobs Act (the "TCJA") was enacted on December 22, 2017 in the United States. The TCJA made significant changes to the U.S. federal tax code, including a reduction in the U.S. federal corporate statutory tax rate from 35% to 21% as well as the introduction of a base erosion minimum tax (BEAT). The TCJA also made changes to the U.S. federal taxation of foreign earnings and to the timing of recognition of certain revenue and expenses and the deductibility of certain business expenses. We examined the impact the TCJA may have on our business in detail since enactment. Although further guidance continues to be released by the IRS, so far we have concluded that tax reform should not have a material adverse impact on the taxation of our U.S. business, as of December 31, 2019. This annual report does not discuss in detail the TCJA or the manner in which it might affect us or our stockholders. We urge you to consult with your own legal and tax advisors with respect to the Tax Reform Act and the potential tax consequences of investing in our shares.

Our transfer pricing policies are open to challenge from taxation authorities internationally.

          Tax authorities have become increasingly focused on transfer pricing in recent years. Due to our international operations and an increasing number of inter-company cross-border transactions, we are open to challenge from tax authorities with regards to the pricing of such transactions. A successful challenge by tax authorities may lead to a reallocation of taxable income to a different tax jurisdiction and may potentially lead to an increase of our effective tax rate.

ITEM 4.    INFORMATION ON THE COMPANY

A.  History and Development of the Company

Ferroglobe PLC

          Ferroglobe PLC, initially named VeloNewco Limited, was incorporated under the U.K. Companies Act 2006 as a private limited liability company in the United Kingdom on February 5, 2015, as a wholly-owned subsidiary of Grupo VM. On October 16, 2015 VeloNewco Limited re-registered as a public limited company. As a result of the Business Combination, which was completed on December 23, 2015, FerroAtlántica and Globe merged through corporate transactions to create Ferroglobe PLC, one of the largest producers worldwide of silicon metal and silicon- and manganese-based alloys. To effect the Business Combination, Ferroglobe acquired from Grupo VM all of the issued and outstanding ordinary shares, par value €1,000 per share, of Grupo FerroAtlántica, SAU in exchange for 98,078,161 newly issued Class A Ordinary Shares, nominal value $7.50 per share, of Ferroglobe, after which FerroAtlántica became a wholly-owned subsidiary of Ferroglobe. Immediately thereafter, Gordon Merger Sub, Inc., a wholly-owned subsidiary of Ferroglobe, merged with and into Globe Specialty Metals, Inc., and each outstanding share of common stock, par value $0.0001 per share, was converted into the right to receive one newly-issued ordinary share, nominal value $7.50 per share, of Ferroglobe. After these steps, Ferroglobe issued, in total, 171,838,153 shares, out of which 98,078,161 shares were issued to Grupo VM and 73,759,992 were issued to the former Globe shareholders. Our ordinary shares are currently traded on the NASDAQ under the symbol "GSM."

          On June 22, 2016, we completed a reduction of our share capital, as a result of which the nominal value of each share was reduced from $7.50 to $0.01, with the amount of the capital reduction being credited to distributable reserves.

          On November 18, 2016, our Class A Ordinary Shares were converted into ordinary shares of Ferroglobe as a result of the distribution of beneficial interest units in the Ferroglobe R&W Trust to certain Ferroglobe shareholders. Because the proceeds of the R&W Policy will not be sufficient to fully compensate for losses attributable to breaches of representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement, and the proceeds under the R&W Policy are required to be distributed to the holders of the Trust Units, we may be required to use our existing cash on hand or borrow to fund any actual loss incurred.

          On August 21, 2018, we announced a share repurchase program, which provided authorization to purchase up to $20 million of our ordinary shares in the period ending December 31, 2018. On November 7, 2018, we completed the repurchase program, resulting in the acquisition of a total of 2,894,049 ordinary shares for total consideration of $20,100 thousand, including applicable stamp duty. The average price paid per share was $6.89. The share repurchase program resulted in 1,152,958 ordinary shares purchased and cancelled and 1,741,091 ordinary shares purchased into treasury, all of which remained held in treasury at December 31, 2018. See "Item 16.E. — Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

          During the year under review, a small number of the ordinary shares held in treasury have been used to satisfy share awards made by the Company to its management team under the Ferroglobe PLC Equity Incentive Plan 2016. The number of ordinary shares held in Treasury as at December 31, 2019 was 1,733,051. See Note 13.

          Significant milestones in our history are as follows:

  81.
  1996: acquisition of the Spanish company Hidro Nitro Española, S.A. ("Hidro Nitro Española"), operating in the ferroalloys and hydroelectric power businesses, and start of the quartz mining operations through the acquisition of Cuarzos Industriales S.A. from Portuguese cement manufacturer Cimpor;

  82.
  1998: expansion of our manganese- and silicon-based alloy operations through the acquisition of 80% of the share capital of FerroAtlántica de Venezuela (currently FerroVen, S.A.) from the Government of Venezuela in a public auction;

  83.
  2000: acquisition of 67% of the share capital of quartz mining company Rocas, Arcillas y Minerales, S.A. from Elkem, a Norwegian silicon metal and manganese- and silicon-based alloy producer;

  84.
  2005: acquisition of Pechiney Electrométallurgie, S.A., now renamed FerroPem, S.A.S., a silicon metal and silicon-based alloys producer with operations in France, along with its affiliate Silicon Smelters (Pty) Ltd. in South Africa;

  85.
  2005: acquisition of the metallurgical manufacturing plant in Alloy, West Virginia, and Alabama Sand and Gravel, Inc. in Billingsly, Alabama, both in the U.S.;

  86.
  2006: acquisition of Globe Metallurgical Inc., the largest merchant manufacturer of silicon metal in North America and largest specialty ferroalloy manufacturer in the United States;

  87.
  2006: acquisition of Stein Ferroaleaciones S.A., an Argentine producer of silicon-based specialty alloys, and its Polish affiliate, Ultracore Polska;

  88.
  2007: creation of Grupo FerroAtlántica, S.A.U., the holding company of our FerroAtlántica Group;

  89.
  2007: acquisition of Camargo Correa Metais S.A., a major Brazilian silicon metal manufacturer;

  90.
  2008: acquisition of Rand Carbide PLC, a ferrosilicon plant in South Africa, from South African mining and steel company Evraz Highveld Steel and Vanadium Limited, and creation of Silicio FerroSolar, S.L., which conducts research and development activities in the solar grade silicon sector;

  91.
  2008: acquisition of 81% of Solsil, Inc., a producer of high-purity silicon for use in photovoltaic solar cells

  92.
  2008: acquisition of a majority stake in Ningxia Yonvey Coal Industry Co., Ltd., a producer of carbon electrodes (the remaining stake subsequently purchased in 2012);

  93.
  2009: creation of French company Photosil Industries, S.A.S., which conducts research and development activities in the solar grade silicon sector;

  94.
  2009: sale of interest in Camargo Correa Metais S.A. in Brazil to Dow Corning Corporation and formation of a joint venture with Dow Corning at the Alloy, West Virginia facility;

  95.
  2010: acquisition of Core Metals Group LLC, one of North America's largest and most efficient producers and marketers of high-purity ferrosilicon and other specialty metals;

  96.
  2010: acquisition of Chinese silicon metal producer Mangshi Sinice Silicon Industry Company Limited;

  97.
  2011: acquisition of Alden Resources LLC, North America's leading miner, processor and supplier of specialty metallurgical coal to the silicon and silicon-based alloy industries;

  98.
  2012: acquisition of SamQuarz (Pty) Ltd, a South African producer of silica, with quartz mining operations;

  99.
  2012: acquisition of a majority stake (51%) in Bécancour Silicon, Inc., a silicon metal producer in Canada, operated as a joint venture with Dow Corning as the holder of the minority stake of 49%;

  100.
  2014: acquisition of Silicon Technology (Pty) Ltd. ("Siltech"), a ferrosilicon producer in South Africa;

  101.
  2018: acquisition from a subsidiary of Glencore PLC of a 100% interest in manganese alloys plants in Mo i Rana, Norway and Dunkirk, France, through newly-formed subsidiaries Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France, SAS; and

  102.
  2018: sale of the majority interest in Hidro Nitro Española to an entity sponsored by a Spanish renewable energies fund.

  103.
  2019: sale of 100% interest in FerroAtlántica, S.A.U. ("FAU"), to investment vehicles affiliated with TPG Sixth Street Partners.

  104.
  2019: sale of 100% interest in Ultra Core Polska, z.o.o, to Cedie, S.A.

Corporate and Other Information

          Our registered office is located at 5 Fleet Place, London EC4M 7RD, our Board of Directors is based at our London Office at 2nd floor West Wing, Lansdowne House 57 Berkeley Square, London W1J 6ER, United Kingdom and our management is based in London and also at Torre Espacio, Paseo de la Castellana, 259-D, P49, 28046 Madrid, Spain. The telephone number of our London Office is +44 (0)203 129 2420 and of our Spanish Office is +34 915 903 219. Our Internet address is http://www.ferroglobe.com. The information on our website is not a part of this document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

B.  Business Overview

          We are a global leader in the silicon and specialty metals industry with an expansive geographical reach, established through Globe's predominantly North American-centered footprint and FerroAtlántica's predominantly European-centered footprint.

          Through its operating subsidiaries, Ferroglobe is one of the world's largest producers of silicon metal, silicon-based alloys and manganese-based alloys. Additionally, Ferroglobe currently has quartz mining activities in Spain, the United States, Canada, South Africa and Mauritania, low-ash metallurgical quality coal mining activities in the United States, and interests in hydroelectric power in France. Ferroglobe controls a meaningful portion of most of its raw materials and captures, recycles and sells most of the by-products generated in its production processes.

          We sell our products to a diverse base of customers worldwide, in a varied range of industries. These industries include aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, photovoltaic (solar) cells, electronic semiconductors and steel, all of which are key elements in the manufacturing of a wide range of industrial and consumer products.

          We are able to supply our customers with the broadest range of specialty metals and alloys in the industry from our production centers in North America, Europe, South America, Africa and Asia. Our broad manufacturing platform and flexible capabilities allow us to optimize production and focus on products most likely to enhance profitability, including the production of customized solutions and high purity metals to meet specific customer requirements. We also benefit from low operating costs, resulting from our ownership of sources of critical raw materials and the flexibility derived from our ability to alternate production at certain of our furnaces between silicon metal and silicon-based alloy products.

Industry and Market Data

          The statements and other information contained below regarding Ferroglobe's competitive position and market share are based on the reports periodically published by leading metals industry consultants and leading metals industry publications and information centers, as well as on the estimates of Ferroglobe's management.

Competitive Strengths and Strategy of Ferroglobe

Competitive Strengths

Leading market positions in silicon metal, silicon-based alloys and manganese-based alloys

          We are a leading global producer in our core products based on merchant production capacity and hold the leading market share in certain of our products. Specifically, in the case of silicon metal, with maximum global production capacity of 242 thousand metric tons (which includes 51% of our attributable joint venture capacity and considers the most favorable production mix), we have approximately 64% of the merchant production capacity market share in North America and approximately 26% of the global market share (all of the world excluding China), according to management estimates for our industry. In the case of manganese-based alloys, following the acquisition of the Dunkirk, France and Mo i Rana, Norway plants in 2018, our market share is approximately 34% in Europe, and we are among the three largest global producers of manganese alloys excluding China.

          Our scale and global presence across five continents allows us to offer a wide range of products to serve a variety of end-markets, including those which we consider to be dynamic, such as the solar, automotive, consumer electronic products, semiconductors, construction and energy industries. As a result of our market leadership and breadth of products, we possess critical insight into market demand allowing for more efficient use of our resources and operating capacity. Our ability to supply critical sources of high-quality raw materials from within our Company group promotes operational and financial stability and reduces the need for us to compete with our competitors for supply. We believe this also provides a competitive advantage, allowing us to deliver an enhanced product offering with consistent quality on a cost-efficient basis to our customers.

Global production footprint and reach

          Our diversified production base consists of production facilities across North America, Europe, South America, South Africa and Asia. We have the capability to produce our core products at multiple facilities, providing a competitive advantage when reacting to changing global demand trends and customer requirements. Furthermore, this broad base ensures reliability to our customers that value timely delivery and consistent product quality. Our diverse production base also enables us to optimize our production plans and shift production to the lowest cost facilities. Most of our production facilities are located close to sources of principal raw materials, key customers or major transport hubs to facilitate delivery of raw materials and distribution of finished products. This enables us to service our customers globally, while optimizing our working capital, as well as enabling our customers to optimize their inventory levels.

Diverse base of high-quality customers across growing industries

          We sell our products to customers in over 30 countries, with our largest customer concentration in North America and in Europe. Our products are used in end products spanning a broad range of industries, including solar, personal care and healthcare products, automobile parts, carbon and stainless steel, water pipe, solar, semiconductor, oil and gas, infrastructure and construction. Although some of these end-markets have growth drivers similar to our own, others are less correlated and offer the benefits of diversification. This wide range of products, customers and end-markets provides significant diversity and stability to our business.

          Many of our customers, we believe, are leaders in their end-markets and fields. We have built long-lasting relationships with customers based on the breadth and quality of our product offerings and our ability to produce products that meet specific customer requirements. The average length of our relationships with our top 30 customers exceeds ten years and, in some cases, such relationships go back as far as 30 years. For the year ended December 31, 2019 and December 31, 2018, Ferroglobe's ten largest customers accounted for approximately 39.9% and 33.8%, respectively, of Ferroglobe's consolidated revenue. Our customer relationships provide us with stability and visibility into our future volumes and earnings, though we are not reliant on any individual customer or end-market. Our customer relationships, together with our diversified product portfolio, provide us with opportunities to cross sell new products; for example, by offering silicon-based or manganese-based alloys to existing steelmaking customers.

Flexible and low-cost structure

          We believe we have an efficient cost structure, enhanced over time by vertical integration through strategic acquisitions and as a result of the Business Combination in December 2015. The largest components of our cost base are raw materials and power. Our relatively low operating costs are primarily a result of our ownership of, and proximity to, sources of raw materials, our access to attractively priced power supplies and skilled labor and our efficient production processes.

          We believe our vertically integrated business model and ownership of sources of raw materials provides us with a cost advantage over our competitors. Moreover, such ownership and the fact that we are not reliant on any single supplier for the remainder of our raw materials needs generally ensures stable, long term supply of raw materials for our production processes, thereby enhancing operational and financial stability. Transportation costs can be significant in our business; our proximity to sources of raw materials and customers improves logistics and represents another cost advantage. The proximity of our facilities to our customers also allows us to provide just in time delivery of finished goods and reduces the need to store excess inventory, resulting in more efficient use of working capital. Additionally, we believe we have competitive power supply contracts in place that provide us with reliable, long term access to power at reasonable rates. We capture, recycle and sell most of the by-products generated in our production processes, which further reduces our costs.

          We operate with a largely variable cost of production and our diversified production base allows us to shift our production and distribution between facilities and products in response to changes in market conditions over time. Additionally, the diversity of our currency and commodity exposures provides, to a degree, a natural hedge against foreign exchange and raw materials pricing volatility. Our production costs are mostly dependent on local factors while our product prices are influenced more by global factors. Depreciation of local, functional currencies relative to the U.S. Dollar, when it occurs, reduces the costs of our operations, offering an increased competitive edge in the international market.

          We believe our scale and global presence enables us to sustain our operations throughout periods of economic downturn, volatile commodity prices and demand fluctuations.

Stable supply of critical, high quality raw materials

          In order to ensure reliable supplies of high-quality raw materials for the production of our metallurgical products, we have invested in strategic acquisitions of sources that supply a meaningful portion of the inputs our manufacturing operations consume. Specifically, we own and operate specialty, low ash, metallurgical quality coal mines in the United States, high purity quartz quarries in the United States, Spain and South Africa, charcoal production units in South Africa, and our Yonvey production facility for carbon electrodes in Ningxia, China. For raw materials needs our subsidiaries cannot meet, we have qualified multiple suppliers in each operating region for each raw material, helping to ensure reliable access to high quality raw materials.

Efficient and environmentally friendly by-product usage

          We utilize or sell most of the by-products of our manufacturing process, which reduces cost and the environmental impact of our operations. We have developed markets for the by-products generated by our production processes and have transformed our manufacturing operations so that little solid waste disposal is required. By-products not recycled in the manufacturing process are generally sold to companies, which process them for use in a variety of other applications. These materials include: silica fume (also known as microsilica), used as a concrete additive, refractory material and oil well conditioner; fines — the fine material resulting from crushing lumps; and dross, which results from the purification process during smelting.

Pioneer in innovation with focus on technological advances and development of next generation products

          Our talented workforce has historically developed proprietary technological capabilities and next generation products in-house, which we believe give us a competitive advantage. In addition to a dedicated R&D division, we have cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. Our R&D achievements include:

  105.
  ELSA electrode — We have internally developed a patented technology for electrodes used in silicon metal furnaces, which we have sold to several major silicon producers globally. This technology, known as the ELSA electrode technology, improves energy efficiency in the production process of silicon metal and significantly reduces iron contamination. It enables us to run our furnaces with fewer stoppages, minimizing the consumption of power, which is one of the largest cost components in the smelting process. The ELSA electrode technology and related know how is unique and has no proven alternative worldwide. The ELSA electrode is a key technology in running high capacity silicon furnaces (the size and capacity of silicon furnaces is limited by the size of its electrodes, and the ELSA technology allows us to reduce this bottleneck), improving our productivity and lowering our unit cost.

  106.
  Solar Grade Silicon — Ferroglobe's solar grade silicon involves the production of upgraded metallurgical grade (UMG) type solar grade silicon metal with a purity above 99.9999% through a new, potentially cost effective, electrometallurgical purification process in place of the traditional chemical process for the production of solar grade polycrystalline silicon, which tends to be costly and involves high energy consumption and potential environmental hazards. The new technology, developed by Ferroglobe at its research and development facilities, aims to reduce the costs and energy consumption associated with the production of solar grade silicon. We have commenced production of such UMG solar grade silicon through this new process at a prototype factory. The construction of a larger greenfield facility is currently on stand-by until better conditions in the solar grade silicon market can be valued. In 2016, we entered into an agreement with Aurinka Photovoltaic Group, SL, providing for the formation and operation of a joint venture for the purpose of producing upgraded metallurgical grade (UMG) solar silicon. On July 11, 2019, the parties terminated the joint venture by mutual agreement. See "Item 7.B — Related Party Transactions — Aurinka and the Solar JV", below.

Experienced management team in the metals and mining industry

          We have a seasoned and experienced management team with extensive knowledge of the global metals and mining industry, operational and financial expertise and a track record of developing and managing large-scale operations. Our management team is committed to responding quickly and effectively to macroeconomic and industry developments, to identifying and delivering growth opportunities and to improving our performance by way of a continuous focus on operational cost control and a disciplined, value-based approach to capital allocation. Our management team is complemented by a skilled operating team with solid technical knowledge of production processes and strong relationships with key customers.

Business Strategy

Maintain and leverage industry leading position in core businesses and pursue long-term growth

          We intend to maintain and leverage our position as a leading global producer of silicon metal and one of the leading global producers of ferroalloys based on production capacity. We believe we will achieve our goals through developing our existing strengths and pursuing long-term growth. We plan to achieve organic growth by continually enhancing our production capabilities as well as by developing new products to further diversify our portfolio of products and expand our customer base. We intend to focus our production and sales efforts on high-margin products and end-markets that we consider to have the highest potential for profitability and growth. We will continue to capitalize on our global reach and the diversity of our production base to adapt to changes in market demands, shifting our production and distribution across facilities and between different products as necessary in order to remain competitive and maximize profitability. We aim to obtain further direct control of key raw materials to secure our long-term access to scarce reserves, which we believe will allow us to continue delivering enhanced products while maintaining our low-cost position. Additionally, we will continue regularly to review our customer contracts in an effort to improve their terms and to optimize the balance between selling under long-term agreements and retaining some exposure to spot markets. We intend to maintain pricing that appropriately reflects the value of our products and our level of customer service and, in light of commodity prices and demand fluctuations, may decide to move away from contracts with index-based prices in favor of contracts with fixed prices, particularly at prices which ensure a profit throughout the cycles our business experiences.

Maintain low cost position while controlling inputs

          We believe we have an efficient cost structure and, going forward, we will seek to further reduce costs and improve operational efficiency through a number of initiatives. We plan to focus on controlling the cost of our raw materials through our captive sources and long-term supply contracts and on lowering our fixed costs in order to reduce the unit costs of our silicon metal and ferroalloy production. We aim to improve our internal processes and further integrate our global footprint, such as benefits from value chain optimization, including enhancements in raw materials procurement and materials management; adoption of best practices and technical and operational know how across our platform; reduced freight costs from improved logistics as well as savings through the standardization of monitoring and reporting procedures, technology, systems and controls. We intend to enhance our production process through R&D and targeted capital expenditure and leverage our geographic footprint to shift production to the most cost effective and appropriate facilities and regions for such products. We will continue to regularly review our power supply contracts with a view to improving their terms and more competitive tariff structures. In addition, we will seek to maximize the value derived from the utilization and sale of by-products generated in our production processes and continue to focus on innovation to develop next generation products.

          We believe we differentiate ourselves from our competitors on the basis of our technical expertise and innovation, which allow us to deliver new high-quality products to meet our customers' needs. We intend to keep using these capabilities in the future to retain existing customers and cultivate new business. We plan to leverage the expertise of our dedicated team of specialists to advance and to develop next generation products and technologies that fuel organic growth. In particular, we intend develop high value powders for high end applications, including silicon-based anodic materials for Li-ion batteries. We also aim to further develop our specialized foundry products, such as value-added inoculants and customized nodularizers, which are used in the production of iron to improve its tensile strength, ductility and impact properties, and to refine the homogeneity of the cast iron structure.

Maintain financial discipline to facilitate ongoing operations and support growth

          We believe maintaining financial discipline will provide us with the ability to manage the volatility in our business resulting from changes in commodity prices and demand fluctuations. We intend to preserve a strong and conservative balance sheet, with sufficient liquidity and financial flexibility to facilitate all of our ongoing operations, to support organic and strategic growth and to finance prudent capital expenditure programs aimed at placing us in a better position to generate increased revenues and cash flows by delivering a more comprehensive product mix and optimized production in response to market circumstances. We plan to become even more efficient in our working capital management through various initiatives aimed at optimizing inventory levels and accounts receivable. We will also seek to repay indebtedness from free cash flow and retain low leverage for maximum free cash flow generation.

Pursue strategic opportunities

          We have a proven track record of disciplined acquisitions of complementary businesses and successfully integrating them into existing operations while retaining a targeted approach through appropriate asset divestitures. Our past acquisitions have increased the vertical integration of our activities, allowing us to deliver an enhanced product offering on a cost-efficient basis. We regularly consider and evaluate strategic opportunities for our business and will continue to do so in the future with the objective of expanding our capabilities and leveraging our products and operations. In particular, we intend to pursue complementary acquisitions and other investments at appropriate valuations for the purpose of increasing our capacity, increasing our access to raw materials and other inputs, further refining existing products, broadening our product portfolio and entering new markets. We will consider such strategic opportunities in a disciplined fashion while maintaining a conservative leverage position and strong balance sheet.

          We will also seek to evaluate our core business strategy on an ongoing basis and may divest certain non-core and lower margin businesses to improve our financial and operational results.

Facilities and Production Capacity

          The following chart shows, as of December 31, 2019, the location of our assets and our production capacity, including 51% of the capacity of our joint ventures (of which we own 51%), by geography, of silicon, silicon-based alloys and manganese-based alloys. It is important to note that certain facilities may and do switch from time to time among different families of products (for instance, from silicon metal to silicon-based alloys and vice-versa) or among different products within the same family (for instance from ferromanganese to silicomanganese). Such switches change the production capacity at each plant.

          Our production facilities are strategically located throughout the world. We operate quartz mines located in Spain, South Africa, Canada, and the United States, and charcoal production in South Africa. Additionally, we operate low-ash, metallurgical grade coal mines in the United States.

          From time to time, in response to market conditions and to manage operating expenses, facilities are fully or partially idled. As of December 31, 2019, certain facilities in the United States, Spain, Venezuela, South Africa and China are partially or fully idled, as a result of current market conditions.

          Ferroglobe has no installed power capacity in Spain as of December 31, 2019. Ferroglobe's total installed power capacity in Spain was 167 megawatts as of December, 31 2018. In 2019, 167 megawatts of hydro production capacity were divested for net cash proceeds of $177,627 thousand. Also, Ferroglobe subsidiaries own a total of 18.9 megawatts of hydro production capacity in France.

Products

          For the years ended December 31, 2019, 2018 and 2017, Ferroglobe's consolidated sales by product were as follows:

	Year ended December 31,
($ thousands)	2019	2018	2017
Silicon metal	539,872	933,366	739,618
Manganese-based alloys	447,311	527,757	363,644
Ferrosilicon	275,368	359,374	266,862
Other silicon-based alloys	181,736	215,697	188,183
Silica fume	33,540	37,061	36,338
Energy	—	12,149	7,244
Byproducts and other	137,395	156,598	130,387

Total Sales	1,615,222	2,242,002	1,732,276

Shipments in metric tons:
Silicon metal	239,692	352,578	325,884
Manganese-based alloys	392,456	424,358	274,119
Ferrosilicon	203,761	205,246	185,952
Other silicon-based alloys	91,668	106,457	97,069
Average Selling price ($/MT):
Silicon metal	2,252	2,647	2,270
Manganese-based alloys	1,140	1,244	1,327
Ferrosilicon	1,351	1,751	1,435
Other silicon-based alloys	1,983	2,026	1,939

Silicon metal

          Ferroglobe is a leading global silicon metal producer with a total production capacity of approximately 241,750 tons (including 51% of the joint venture capacity attributable to us) per annum in several facilities in the United States, France, South Africa, Canada and Spain. This production capacity reflects the production mix that was current as of December 31, 2019, but different production configurations can result in silicon metal production capacity of up to 416,750 tons per annum. For the years ended December 31, 20919, 2018 and 2017, Ferroglobe's revenues generated by silicon metal sales accounted for 33.4%, 41.6% and 42.7%, respectively, of Ferroglobe's total consolidated revenues.

          Silicon metal is used by primary and secondary aluminum producers, who require silicon metal with certain requirements to produce aluminum alloys. For the year ended December 31, 2019, sales to aluminum producers represented approximately 45% of silicon metal revenues. The addition of silicon metal reduces shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the aluminum end products. Aluminum is used to manufacture a variety of automotive components, including engine pistons, housings, and cast aluminum wheels and trim, as well as high tension electrical wire, aircraft parts, beverage containers and other products which require aluminum properties.

          Silicon metal is also used by several major silicone chemical producers. For the year ended December 31, 2019 sales to chemical producers represented approximately 43% of silicon metal revenues. Silicone chemicals are used in a broad range of applications, including personal care items, construction-related products, health care products and electronics. In construction and equipment applications, silicone chemicals promote adhesion, act as a sealer and have insulating properties. In personal care and health care products, silicone chemicals add a smooth texture, protect against ultraviolet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component of the manufacture of silicone chemicals, accounting for approximately 20% of the cost of production.

          In addition, silicon metal is the core material needed for the production of polysilicon, which is most widely used to manufacture solar cells and semiconductors. For the year ended December 31, 2019 sales to polysilicon producers represented approximately 10% of silicon metal revenues. Producers of polysilicon employ processes to further purify the silicon metal and grow ingots from which wafers are cut. These wafers are the base material to produce solar cells, to convert sunlight to electricity. Individual solar cells are soldered together to make solar modules.

Manganese-based alloys

          Ferroglobe is among the leading global manganese-based alloys producers based on production capacity. As of December 31, 2019, Ferroglobe maintained approximately 309,000 tons of annual silicomanganese production capacity and approximately 346,000 tons of annual ferromanganese production capacity in our factories in Spain, Norway, and France. During the year ended December 31, 2019, Ferroglobe sold 392,456 tons of manganese-based alloys. For the years ended December 31, 2019, 2018, and 2017, Ferroglobe's revenues generated by manganese-based alloys sales accounted for 27.7%, 23.5% and 20.9%, respectively, of Ferroglobe's total consolidated revenues over 90% of the global manganese-based alloys produced are used in steel production, and all steelmakers use manganese and manganese alloys in their production processes.

          Silicomanganese is used as deoxidizing agent in the steel manufacturing process. Silicomanganese is also produced in the form of refined silicomanganese, or silicomanganese AF, and super-refined silicomanganese, or silicomanganese LC.

          Ferromanganese is used as a deoxidizing, desulphurizing and degassing agent in steel to remove nitrogen and other harmful elements that are present in steel in the initial smelting process, and to improve the mechanical properties, hardenability and resistance to abrasion of steel. The three types of ferromanganese that Ferroglobe produces are:

  107.
  high-carbon ferromanganese used to improve the hardenability of steel;

  108.
  medium-carbon ferromanganese, used to manufacture flat and other steel products; and

  109.
  low-carbon ferromanganese used in the production of stainless steel, steel with very low carbon levels, rolled steel plates and pipes for the oil industry.

Silicon-based alloys

Ferrosilicon

          Ferroglobe is among the leading global ferrosilicon producers based on production output in recent years. During the year ended December 31, 2019, Ferroglobe sold 203,761 tons of ferrosilicon. For the years ended December 31, 2019, 2018 and 2017, Ferroglobe's revenues generated by ferrosilicon sales accounted for 17.0%, 16.0% and 15.3%, respectively, of Ferroglobe's total consolidated revenues.

          Ferrosilicon is an alloy of iron and silicon (normally approximately 75% silicon). Ferrosilicon products are used to produce stainless steel, carbon steel, and various other steel alloys and to manufacture electrodes and, to a lesser extent, in the production of aluminum. Approximately 88% of ferrosilicon produced is used in steel production.

          Ferrosilicon is generally used to remove oxygen from the steel and as alloying element to improve the quality and strength of iron and steel products. Silicon increases steel's strength and wear resistance, elasticity and scale resistance, and lowers the electrical conductivity and magnetostriction of steel.

Other silicon-based alloys

          In addition to ferrosilicon, Ferroglobe produces various different silicon-based alloys, including calcium silicon and foundry products, which comprise inoculants and nodularizers. Ferroglobe produces more than 20 specialized varieties of foundry products, several of which are custom made for its customers. Demand for these specialty metals is increasing and, as such, they are becoming more important components of Ferroglobe's product offering.

          During the year ended December 31, 2019, Ferroglobe sold 91,668 tons of silicon-based alloys (excluding ferrosilicon). For the years ended December 31, 2019, 2018 and 2017, Ferroglobe's revenues generated by silicon-based alloys (excluding ferrosilicon) accounted for 11.3%, 9.5% and 10.8%, respectively, of Ferroglobe's total consolidated revenues.

          The primary use for calcium silicon is the deoxidation and desulfurization of liquid steel. In addition, calcium silicon is used to control the shape, size and distribution of oxide and sulfide inclusions, improving fluidity, ductility, and the transverse mechanical and impact properties of the final product. Calcium silicon is also used in the production of coatings for cast iron pipes, in the welding process of powder metal and in pyrotechnics.

          The foundry products that Ferroglobe manufactures include nodularizers and inoculants, which are used in the production of iron to improve its tensile strength, ductility and impact properties, and to refine the homogeneity of the cast iron structure.

Silica fume

          For the years ended December 31, 2019, 2018 and 2017, Ferroglobe's revenues generated by silica fume sales accounted for 2.1%, 1.6% and 2.1%, respectively, of Ferroglobe's total consolidated sales.

          Silica fume is a by-product of the electrometallurgical process of silicon metal and ferrosilicon. This dust-like material, collected through Ferroglobe factories' air filtration systems, is mainly used in the production of high-performance concrete and mortar. The controlled addition of silica fume to these products results in increased durability, improving their impermeability from external agents, such as water. These types of concrete and mortar are used in large-scale projects such as bridges, viaducts, ports, skyscrapers and offshore platforms.

Services

Energy

          The Company sold its Spanish hydroelectric business in 2019. For the years ended December 31, 2019, 2018 and 2017, Ferroglobe recognized a profit/(loss) as a result of the Spanish hydroelectric operations, in the amounts of ($450) thousand, $9,464 thousand and ($5,050) thousand, respectively.

          In Spain, Ferroglobe sold all of the power it produces in the wholesale energy market that has been in place in Spain since 1998. Prior to 2013, Ferroglobe benefitted from a feed-in tariff support scheme, pursuant to which Ferroglobe was legally entitled to feed its electric production into the Spanish grid in exchange for a fixed applicable feed-in-tariff over a fixed period, and therefore received a higher price than the market price. However, the new regulatory regime introduced in

Spain in 2013 eliminated the availability of the feed-in tariff support scheme for most of Ferroglobe's facilities. Ferroglobe was able to partly mitigate this reduction in prices through the optimization of its power generation such that it operates in peak-price hours, as well as through participation in the "ancillary services" markets whereby Ferroglobe agreed to generate power as needed to balance the supply and demand of energy in the markets in which it operates. See "Item 4.B — Regulatory Matters — Energy and electricity generation" below.

          Villar Mir Energía, S.L. ("VM Energía"), a Spanish company controlled by Grupo VM, advised in the day-to-day operations of Ferroglobe's hydroelectric facilities in the Spanish wholesale market under a strategic advisory services contract (during 2019, this service was provided from January 1st to August 30th, date in which FAU was sold). Operating in the Spanish wholesale market requires specialized trading skills that VM Energía provided because of the broad base of both generating facilities and customers that it manages. During the year 2019, the Company sold its hydro-electric facilities in Spain; with this, the advisory agreement was terminated. For more information on the contractual arrangements between Ferroglobe and VM Energía, see "Item 7.B. — Major Shareholders and Related Party Transactions — Related Party Transactions" below. Ferroglobe also owns and operates 19.2 megawatts of hydro-electric power capacity in two plants in France. Given the small size of these operations and the specifics of the regulatory regime under which they operate, the results of operations and financial position with respect to these plants are included within our French operations.

Raw Materials, Logistics and Power Supply

          The largest components of Ferroglobe's cost base are raw materials and power used for smelting at our metallurgical manufacturing facilities. In the year ended December 31, 2019, Ferroglobe's power consumption costs, represented approximately 27% of Ferroglobe's total consolidated cost of sales.

          The primary raw materials Ferroglobe uses to produce its electrometallurgy products are carbon reductants (primarily coal, but also charcoal, metallurgical and petroleum coke, anthracite and wood) and minerals (manganese ore and quartz). Other raw materials used to produce Ferroglobe's electrometallurgy products include electrodes (consisting of graphite and carbon electrodes and electrode paste), slags and limestone, as well as certain specialty additive metals. Ferroglobe procures coal, manganese ore, quartz, petroleum and metallurgical coke, electrodes and most additive metals centrally under the responsibility of the corporate purchasing department. Some locally sourced raw materials are purchased at a decentralized level (country specific purchasers) under close cooperation with the corporate purchasing department.

Manganese ore

          The global supply of manganese ore comprises standard- to high-grade manganese ore, with 35% to 56% manganese content, and low-grade manganese ore, with lower manganese content. Manganese ore production comes mainly from eight countries: South Africa, Australia, China, Gabon, Brazil, Ukraine, India and Ghana. However, the production of high-grade manganese ore is concentrated in Australia, Gabon, South Africa and Brazil.

          The vast majority of the manganese ore Ferroglobe purchased in 2019 came from suppliers located in South Africa (57% of total purchases) and Gabon (33% of total purchases). In 2019, Ferroglobe had contractual arrangements with two main suppliers (located in South Africa and Gabon). Ferroglobe also buys manganese ore for the plant at Cee in Spain, which was divested in August 2019. Global manganese ore prices are mainly driven by manganese demand from China and to a lower extent from India. Potential disruption of supply from South Africa, Australia, Brazil or Gabon due to logistical, labor or other reasons may have an impact on the availability and the pricing of manganese ore.

Coal

          Coal is the major carbon reductant in silicon and silicon alloys production. Only washed and screened coal with ash content below 10% and with specific physical properties may be used for production of silicon alloys. Colombia and the United States are the best source for the required type of coal and the vast majority of the silicon alloys industry, including Ferroglobe, is dependent on supply from these two countries.

          Approximately 70% of the coal Ferroglobe purchased externally in 2019 for its facilities was sourced from one mining supplier in Colombia while the remaining 30% came from the United States, other Colombian mines, as well as from Poland and South Africa. Ferroglobe has a long-standing relationship with the coal washing plants that process Colombian coal in Europe, which price coal using spot, quarterly, semi-annual or annual contracts, based on market outlook. European coal prices, which are denominated in U.S. Dollars, are mainly based on API 2, the benchmark price reference for coal imported into northwest Europe. Prices reflect also currency fluctuation, labor issues and transportation situation in Colombia and South Africa, as well as sea-freights.

          Ferroglobe also owns Alden Resources LLC ("Alden") in the United States. Alden provides a stable and long-term supply of low ash metallurgical grade coal by fulfilling a substantial portion of our requirements to our North American operations.

          See "— Mining Operations" below for further information.

Quartz

          Quartz, also known as quarzite, is a key raw material in the manufacture silicon metal and silicon based alloys.

          Ferroglobe has secured access to quartz from its quartz mines in Spain, South Africa, the United States and Canada (see "— Mining Operations"). For the year ended December 31, 2019 approximately 68% of Ferroglobe's total consumption of quartz was self-supplied. Ferroglobe purchases quartz from third-party suppliers on the basis of annual contractual arrangements. Ferroglobe's quartz suppliers typically have operations in the same countries where Ferroglobe factories are located, or in close proximity, which minimizes logistical costs.

          Ferroglobe controls quartzite mining operations located in Alabama and a concession to mine quartzite in Saint-Urbain, Québec (operated by a third-party miner). These mines supply our North American operations with a substantial portion of their requirements for quartz.

Other raw materials

          Wood is needed for the production of silicon metal and silicon-based alloys. It is used directly in furnaces as woodchips or cut to produce charcoal, which is the major source of carbon reductant for Ferroglobe's plants in South Africa. In South Africa, charcoal is a less expensive substitute for imported coal and provides desirable qualities to the silicon-based alloys it is used to produce. In the other countries where Ferroglobe operates, Ferroglobe purchases wood chips locally or logs for on-site wood chipping operations from a variety of suppliers.

          In 2019, the sourcing of the metallurgical coke was predominantly from Russia and Spain, although some quantities were sourced in Poland, Colombia and China.

          Petroleum coke, electrode related products, slag, limestone and additive metals are other relevant raw materials Ferroglobe utilizes to manufacture its electrometallurgy products. Procurement of these raw materials is either managed centrally or with each country's raw materials procurement manager or plant manager and the materials purchased at spot prices or under contracts of a year or less.

          In 2019, Graphite electrodes volumes decreased as a result of lower production volumes and conversion of furnaces from Si to FeSi in France. The sourcing of graphite electrodes is diversified with supply from European Countries, India, Russia and China. Agreements with suppliers range from six months to several years, and allow Ferroglobe to ensure supply reliability at adequate market prices.

Logistics

          Logistical operations are managed centrally and at the local level. Sea-freight operations are centralized at the corporate level, while rail logistics is centralized at country level. Road transportation is managed at plant level with centralized coordination in multi-site countries. Contractual commitments in respect of transportation and logistics match, to the extent possible, Ferroglobe's contracts for raw materials and customer contracts.

Power

          In Spain, Ferroglobe mainly acquires energy at the spot price through daily auction processes and is, therefore, exposed to market price volatility. Ferroglobe seeks to reduce its energy costs by stopping production at its factories during times of peak power prices and operating its factories in the hours of the day with lower energy prices. Additionally, Ferroglobe receives a rebate on a portion of its energy costs in Spain and France in exchange for an agreement to interrupt production, and thus power usage, upon request by the grid operator. Ferroglobe uses derivative financial instruments to partly hedge risks related to energy price volatility in Spain.

          Ferroglobe has negotiated supply contracts based on market prices with two suppliers for years 2016 to 2019 and is currently negotiating long-term supply contracts with suppliers in the marketplace. A new contract covers 2020 to 2022. Regulation enacted in 2015 enables FerroPem SAS to benefit from reduced tariffs resulting from its agreeing to interrupt production and respond to surges in demand, as well as receiving compensation for indirect CO2 costs under the EU Emission Trading System (ETS) regulation. These arrangements allow FerroPem SAS to operate competitively on a 12-month basis, but also concentrate production during periods when energy prices are lower if needed. Ferroglobe's production of energy in France through its hydro-electric power plants partially mitigates its exposure to increases in power prices, as an increase in energy prices has a positive impact on Ferroglobe revenues from electricity generation.

          In the United States, we attempt to enter into long-term electric supply contracts that value our ability to interrupt load to achieve reasonable rates. Our power supply contracts have, in the past, resulted in stable price structures. In West Virginia, we have a contract with Brookfield Renewable Partners, LP to provide, on average, 45% of our power needs, from a dedicated hydro-electric facility, through December 2021 at a fixed rate. Our needs for non-hydroelectric power in West Virginia, Ohio, and Alabama are primarily sourced through special contracts that provide competitive rates whereas a portion of the power is also priced at market rates. At our Niagara Falls, New York plant, we have been granted a public sector package including 18.4 megawatts of hydro power through December 2021.

          In South Africa, energy prices are regulated by the NERSA and price increases are publicly announced in advance.

          The level of power consumption of our submerged electric arc furnaces is highly dependent on which products are being produced and typically fall in the following ranges: (i) manganese-based alloys require between 2.0 and 3.8 megawatt hours to produce one ton of product,

(ii) silicon-based alloys require between 3.5 and 8 megawatt hours to produce one ton of product and (iii) silicon metal requires approximately 12 megawatt hours to produce one ton of product. Accordingly, consistent access to low cost, reliable sources of electricity is essential to our business.

Mining Operations

Reserves

          Reserves are defined by SEC Industry Guide 7 as the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. Proven, or measured, reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable, or indicated, reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance for probable reserves, although lower than that for proven reserves, is high enough to assume continuity between points of observation. Reserve estimates were made by independent third party consultants, based primarily on dimensions revealed in outcrops, trenches, detailed sampling and drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of Ferroglobe's reserve estimates.

          The following table sets forth summary information on Ferroglobe's mines which were in production as of December 31, 2019.

Mine	Location	Mineral	Annual capacity kt	Production in 2019 kt	Mining Recovery	Proven reserves Mt(1)	Probable reserves Mt(1)	Mining Method	Reserve grade	Btus per lb.	Life(2)	Expiry date(3)

Sonia	Spain (Mañón)	Quartz	150	108	0.4	1.86	0.8	Open-pit	Metallurgical	N/A	19	2069
Esmeralda	Spain (Val do Dubra)	Quartz	50	27	0.4	0.07	0.13	Open-pit	Metallurgical	N/A	10	2029
Serrabal.	Spain (Vedra & Boqueixón)	Quartz	330	219	0.2	3.75	1.6	Open-pit	Metallurgical	N/A	19	2038
SamQuarz	South Africa (Delmas)	Quartzite	1,000	787	0.7	5.53	18.6	Open-pit	Metallurgical & Glass	N/A	37	2039
Mahale	South Africa (Limpopo)	Quartz	90	88	0.5	—	4.1	Open-pit	Metallurgical	N/A	15	2035
Roodepoort	South Africa (Limpopo)	Quartz	50	7	0.5	—	0.02	Open-pit	Metallurgical	N/A	1	2028
Fort Klipdam	South Africa (Limpopo)	Quartz	100	362	0.6	—	0.2	Open-pit	Metallurgical	N/A	2	2020	(4)
AS&G Meadows Pit	United States (Alabama)	Quartzite	300	257	0.4	3.20	—	Surface	Metallurgical	N/A	11	2027

			2,070	1,855		14	25

King Mountain	United States (Kentucky)	Coal	180	64	0.7	0.2	—	Surface	Metallurgical	14,000	1	2021
Imperial Hollow	United States (Kentucky)	Coal	181	181	0.7	0.2	—	Surface	Metallurgical	14,000	1	2021
Log Cabin No. 5	United States (Kentucky)	Coal	120	78	0.6	0.7	—	Underground	Metallurgical	14,000	4	2024

			481	323		1.1	—

(1)
The estimated recoverable proven and probable reserves represent the tons of product that can be used internally or sold to metallurgical or glass grade customers. The mining recovery is based on historical yields at each particular site. We estimate our permitted mining life based on the number of years we can sustain average production rates under current circumstances.

(2)
Current estimated mine life in years.

(3)
Expiry date of Ferroglobe's mining concession.

(4)
During 2019, a permit extension was granted until December 2020 with the option of a further 2-year extension that will grant the mine a remaining life until end 2022 where after a new application must be submitted. The perusal for the Mining Right has been stopped as the mine will be depleted on completion of current permit mining area.

          Ferroglobe considers its Conchitina and Conchitina Segunda mines as a single mining project legally supported by the formation of Coto Minero, formally approved by the Mining Authority in March 2018. In addition, Ferroglobe currently holds all necessary permits to start production at its Conchitina mines. Although Ferroglobe has not received formal approval from the Spanish Mining Authority over its 2020 Annual Mining Plan, we are not legally prevented from commencing mining operations in the area based on the fully-authorized 2019 Annual Mining Plan.

          Reserves for the Conchitina mine are, accordingly, considered to be probable reserves, and the following table sets forth summary information on the Conchitina and Conchitina Segunda mines:

				Recoverable Reserves
Mine	Location	Mineralization	Mining Recovery	Proven MT(1)	Probable MT(1)	Reserve Grade	Mining Method

Conchitina and Conchitina Segunda	Spain (O Vicedo)	Quartz	0.35	—	0.98	Metallurgical	Open-pit

(1)
Estimates of recoverable probable reserves represent the tons of product that can be used internally or which are of metallurgical grade and can be delivered to Ferroglobe's customers.

          Ferroglobe has additional mining rights in Spain (Cristina, Trasmonte and Merlán), but none of these mines are currently producing or undergoing mine development activities as the Spanish Mining Authority started cancelling mining rights for Merlán and Trasmonte in September 2015 and February 2017, respectively. The Spanish Mining Authority started the cancellation process for our mining rights for Cristina in December 2017. Ferroglobe does not consider certain Venezuelan mines to be mining assets (La Candelaria, El Manteco and El Merey) as the minerals are fully-depleted and because it will be difficult to obtain new mining rights at these locations given the current economic and political environment in Venezuela.

Spanish mining concessions

Sonia

          The Sonia mining concession previously belonged to Cuarzos Industriales S.A.U., which acquired the mining concession in 1979. Ferroglobe acquired Cuarzos Industriales S.A.U., which is the owner of the properties currently mined at Sonia, along with the Sonia mining concession, in 1996 from the Portuguese cement manufacturer Cimpor. The surface area covered by the Sonia mining concession is 387 hectares. The concession is due to expire in 2069.

Esmeralda

          The original Esmeralda mining concession was granted in 1999 to Cuarzos Industriales, S.A.U., the owner of the properties currently mined at Esmeralda, after proper mining research had been conducted and the mining potential of the area had been demonstrated to the relevant public authority. The surface area covered by the Esmeralda mining concession is 84 hectares. The concession is due to expire in 2029.

Serrabal

          The Serrabal mining concession was originally granted in 1978 to Rocas, Arcillas y Minerales S.A. Ferroglobe acquired control of this company, which is the owner of the properties currently mined at Serrabal, along with the Serrabal mining concession, in 2000. Rocas, Arcillas y Minerales, S.A. has applied for the renewal of the concession. Pursuant to an interim measure approved by the applicable mining authority, Rocas Arcillas y Minerales S.A. is permitted to continue mining operations in Serrabal indefinitely until a final decision on the renewal of the concession has been made. If the renewal is granted, the concession will expire in 2038. The surface area covered by Serrabal mining concession is 861 hectares.

Conchitina

          The Conchitina mining concession previously belonged to Cuarzos Industriales S.A.U., which acquired the mining concession in 1979. Ferroglobe acquired this company, along with Conchitina mining concession, in 1996 from the Portuguese cement manufacturer Cimpor. The Conchitina Segunda mining concession was granted to Cuarzos Industriales S.A.U. in 1997 for a 30-year term after proper mining research had been conducted and the mining potential of the area had been demonstrated. The Conchitina concession expired in 2009 and Cuarzos Industriales S.A.U. applied for its renewal, also requesting the competent authority to consolidate the concession with that of Conchitina Segunda. The legal support for the consolidation request was that both mining rights apply over a unique quartz deposit. Approval was formally granted by the authority in March 2018. Cuarzos Industriales S.A.U. is the owner of the properties currently mined at Conchitina. The surface area covered by Conchitina concessions is 497 hectares.

Cabanetas

          The mining right granting process and tax regulations applicable to the Cabanetas limestone quarry slightly differ from those applicable to other Ferroglobe mines in Spain because Cabanetas is classified as a quarry, rather than a mine. Ferroglobe is currently operating the Cabanetas quarry pursuant to a permit resolution, which authorized the extension of the original mining concession, issued in 2013 by the competent mining authority. The extension is for a period of 30 years and, consequently, the concession will expire in 2043. Limestone extracted from the Cabanetas quarry was intended to be used by the Hidro Nitro Española S.A. electrometallurgy plant. However, because new metallurgical techniques require low consumption of this product, most of the Cabanetas limestone is generally sold to the civil engineering and construction industries. The production level of the Cabanetas quarry has fallen considerably in recent years, mainly due to difficulties in the local construction industry.

          The land on which the mining property is located is owned by Mancomunidad de Propietarios de Fincas Las Sierras and the plot containing the mining property is leased to Hidro Nitro Española S.A. pursuant to a lease agreement entered into in 1950, which was subsequently restated in 2000 and due to expire in 2020. The lease agreement may be extended until 2050. To retain the lease, Hidro Nitro Española S.A. pays the landlord an annual fee currently equal to €0.15 per ton of limestone quarried out of the mine. The quarry covers a surface area of approximately 180 hectares. The area affected by the planned exploitation during the current extension of the concession area is 6.9 hectares.

          For further information regarding Spanish regulations applicable to mining concessions, as well as environmental and other regulations, see "— Laws and regulations applicable to Ferroglobe's mining operations — Spain."

South African mining rights

SamQuartz

          The SamQuarz mining rights were transferred from the original owners, Glass South Africa Holdings (Pty) Ltd and Samancor Limited, to SamQuarz (Pty) Ltd. ("SamQuarz") in 1997. In 2009, the Minister of Mineral Resources converted the then-existing SamQuarz mining rights into new order mining rights due to expire after 30 years in 2039. In 2012, FerroAtlántica acquired control of SamQuarz along with the mining rights. At the end of 2014, SamQuarz mining rights were transferred from SamQuarz to its sole shareholder, Thaba Chueu Mining (Pty) Ltd ("TCM"). During 2017, ownership of the properties currently mined in Delmas were transferred from SamQuarz to TCM. The total surface area covered by SamQuarz mine is 118.1 hectares.

Mahale

          Mahale is state-owned land, lawfully occupied by the Mahale community. TCM currently leases the land pursuant to an agreement with the Majeje Traditional Authority and runs mining operations on the area pursuant to mining rights owned by the state and licensed to it. The latest mining right license was granted by the Department of Mineral Resources in December 2014 and registered at the mining titles deeds office in early 2016. The license is for a 20-year period and will expire in 2035. The total surface area covered by Mahale mine is 329.7 hectares. The lease agreement between TCM and the Majeje Traditional Authority will be in force for the entire duration of the mining right or as long as it is economically viable for the lessee to mine. Under the lease agreement, a monthly rent of ZAR 1,500 is paid to the lessor, which is reviewed annually to reflect increases in the consumer price index. A general authorization has been granted to TCM by the Water Affairs Department to allow the company to use the water at the site, provided usage does not exceed 10,000 cubic meters per month.

Roodepoort

          The Roodepoort mining right is held by Ferroglobe's subsidiary, Silicon Smelters (Pty.), Ltd. ("Silicon Smelters"), and will expire in 2028. In 2009, Silicon Smelters applied for a conversion of the mining right into a new mining right under the South African Mineral and Petroleum Resources Development Act (the "MPRDA"), which came into force in 2004. The new mining right has been granted and is valid for the continuation of our mining activities at the Roodeport mine until. Silicon Smelters is currently in the process of transferring this mining right to its mining subsidiary, TCM, in order that all licenses and permits in South Africa are held under this entity.

          The total surface area covered by Roodepoort mine is 17.6 hectares. The mining area covers the cobble and block areas. The land in which Roodepoort mine is located is owned by Alpha Sand, which also conducts all mining operations as a contractor for Silicon Smelters. An agreement is in place whereby Alpha Sand operates the mine and Silicon Smelters purchases the quartz mined from Alpha Sand based on the quartz requirements of Silicon Smelters and at prices that are reviewed annually on the basis of increases in production costs and diesel fuel. The agreement with Alpha Sand will terminate at the expiry of the mining right or when it is no longer economically viable to mine quartz in the area.

Fort Klipdam

          The land on which Fort Klipdam is located is owned by Silicon Smelters. The mining rights application filed by Silicon Smelters was rejected on the basis of the alleged inadequacy of the mine social and labor plan. An appeal has been filed by Silicon Smelters. As the appeal process has been unsuccessful to date, mining operations can only be conducted in areas specified under valid permits that have been obtained on the land. Additional permits were also obtained by the mining contractor on the adjacent property and their materials are brought to Fort Klipdam for processing and stockpiling. A comprehensive mining permit was issued in 2019 that covers the full remaining block quartz area and valid till end 2020, where after it can be extended by 2-years The total surface area covered by the Fort Klipdam farm portion is 640.9 hectares. The mining permits and mining rights only relates to an area of 136.1 hectares.

          For further information regarding South African regulations applicable to mining concessions, as well as environmental and other regulations, see "— Laws and regulations applicable to Ferroglobe's mining operations — South Africa."

French mining rights

Soleyron

          FerroPem, SAS, a subsidiary of Ferroglobe, owns 7.5 hectares of the overall Soleyron mine area. The Saint-Hippolyte de Montaigu Municipality owns the remaining 12.9 hectares. In February 2015, FerroPem, SA, entered into a lease and royalty agreement with the municipality, which is valid for five years. The effective date of the agreement and the relevant term coincide with the effective date and term of the prefectural authorization renewal, which was granted to FerroPem, SAS in March 2015 and is due to expire in 2020. Pursuant to this agreement, FerroPem, SAS pays to the municipality on an annual basis: (i) a fixed allowance for the lease of the land, and (ii) variable royalties on the basis of tons of quartz produced. In addition, FerroPem, SAS provided financial guarantees through an insurance company for an amount of €146 thousand. Such amount has been defined in the prefectural authorization as the amount needed for the land remediation.

United States and Canadian mining rights

Coal

          As of December 31, 2019, we had three active coal mines (two surface mines and one underground mine) located in Knox County, Kentucky. We also had eight inactive permitted coal mines available for extraction located in Kentucky and Alabama. All of our coal mines are leased and the remaining term of the leases range from 2 to 40 years. The majority of the coal production is consumed by the Company's facilities in the production of silicon metal and silicon-based alloys. As of December 31, 2019, we estimate our proven and probable reserves to be approximately 13,000,000 tons with an average permitted life of approximately 35 years at present operating levels. Present operating levels are determined based on a three-year annual average production rate. Reserve estimates were made by our geologists, engineers and third parties based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.

          We currently have two coal processing facilities in Kentucky, one of which is inactive. The active facility processes approximately 720,000 tons of coal annually, with a capacity of 2,500,000 tons. The average coal processing recovery rate is approximately 65%.

Quartzite

          We have an open-pit quartz mining operation in Lowndesboro, Alabama. It has wash-plant facilities. We also have a concession to mine quartzite in Saint-Urbain, Québec (operated by a third party miner). These mines supply our North American operations with a substantial portion of their requirements for quartzite.

Mauritania mining rights

          In 2013, the Company signed an option to purchase two exploration permits for Quartz over a 2,000 square kilometer area located in northern Mauritania, approximately 250 kilometers from Nouadhibou harbor. After a successful exploration program and the granting of the right to acquire mining rights pursuant to both exploration permits at the Vadel 1 and Vadel 2 Mines respectively, Ferroglobe exercised the purchase option on June 30, 2016. The mining at the Vadel 1 and Vadel 2 Mines are held by Ferroquartz Mauritania SARL, a subsidiary of Ferroglobe, and will expire in 2031. The total surface area covered by Vadel 1 Mine is 195 square kilometers and by Vadel 2 Mine is 240 square kilometers. The construction of the mining facilities was completed during 2017 and the Company has started to test the production at Vadel 2. The Company shipped 12,417 tons from Vadel 2 during 2018. In 2019, Ferroquartz Mauritania SARL's mining operations ceased due to a dispute with its mining contractor. It is likely these operations will be permanently discontinued in 2020 .

Laws and regulations applicable to Ferroglobe's mining operations

Spain

          In Spain, mining concessions have an average term of 30 years and are extendable for additional 30-year terms, up to a maximum of 90 years. In order to extend the concession term, the concessionaire must file an application with the competent public authority. The application, which must be filed three years prior to the expiration of the concession term, must be accompanied by a detailed report demonstrating the continuity of mineral deposits and the technical ability to extract such deposits, as well as reserve estimates, an overall mining plan for the term of the concession and a detailed description of extraction and treatment techniques. The renewal process is straightforward for a mining company that has been mining the concession regularly. The main impediments to renewal are a lack of mining activity and legal conflicts. Every year in January, in order to maintain the validity of the mining concession, an annual mining plan must be submitted to the competent public authority. This document must detail the work to be developed during the year.

          Regarding the environmental requirements applicable to Ferroglobe's mining operations in Spain, each of Serrabal, Esmeralda, Conchitina and Conchitina Segunda is subject to an "environmental impact statement" (or "EIS"), issued by the relevant environmental authority and specifically tailored to the environmental features of the relevant mine. The EIS requires compliance with high environmental standards and is based on the environmental impact study performed by the mining concession applicant in connection with each mining project. It is the result of a consultation process involving several public administrations, including cultural, archaeology, landscape, urbanistic, health, agriculture, water and industrial administrations. The EIS sets forth all conditions to be fulfilled by the applicant, including in connection with the protection of air, water, soil, flora and fauna, landscape, cultural heritage, restoration and the interaction of such elements. The EIS covers mining activities, auxiliary facilities and heaps carried out in a determined perimeter of each mine and includes a program of surveillance and environmental monitoring. The relevant authority regularly verifies compliance with it.

          Sonia is subject to a "restoration plan" which provides for less stringent environmental requirements than an EIS and is mainly aimed at ensuring that the new areas generated as a result of the mining activity are properly restored in an environmentally friendly manner. The restoration plan is submitted by the mining concession applicant for the approval of the relevant authority together with the mining project for the area. Information about the exploitation project, including area of operation, annual production, method and operating system, and designed top and bottom level of the pit is included in the restoration plan.

          All mines, with the exception of Cabanetas, also need to obtain from the relevant public administration an authorization for the discharge of the water used at the mine. This authorization is subject to certain conditions, including analyzing the water before any such discharge is made. In addition, when presenting to the competent mining authorities its annual mining plans, Ferroglobe must include an environmental report describing all environmental actions carried out during the year. Authorities are able to oversee such actions upon their annual inspections. Because Cabanetas is classified as a quarry and not as a mine, environmental requirements are generally less stringent and an environmental report is not required. The environmental license for Cabanetas is included in the mining permit and is formalized in the annual work plan and the annual restoration plan approved by the mining authority.

          The main recurring payment obligation in connection with Ferroglobe's mines in Spain relates to a tax payable annually, calculated on the basis of the budget included in the relevant annual mining plan provided to the authority. In addition, with the exception of Cabanetas, a small surface tax is paid annually to the administration on the basis of the mine property extension. A levy also applies to water consumption at each mine property, which is paid at irregular intervals whenever the relevant public administration requires it.

South Africa

          In South Africa, mining rights are valid for a maximum of 30 years and may be renewed for further periods of up to 30 years per renewal. Prior to granting and renewing a mining right, the competent authority must be satisfied with the technical and financial capacity of the intended mining operator and the mining work program according to which the operator intends to mine. In addition, a species rescue, relocation and re-introduction plan must be developed and implemented by a qualified person prior to the commencement of excavation, a detailed vegetation and habitat and rehabilitation plan must be developed by a qualified person and a permit must be obtained from the South African Heritage Resource Agency prior to the commencement of excavations. The mining right holder must also compile a labor and social plan for its mining operations and comply with certain additional regulatory requirements relating to, among other things, human resource development, employment equity, housing and living conditions and health and safety of employees, and the usage of water, which must be licensed.

          It is a condition of the mining right that the holder disposes of all minerals and products derived from exploitation of the mineral at competitive market prices, which means, in all cases, non-discriminatory prices or non-export parity prices. If the minerals are sold to any entity which is an affiliate or non-affiliate agent or subsidy of the mining right holder, or is directly or indirectly controlled by the holder, such purchaser must unconditionally undertake in writing to dispose of the minerals and any products from the minerals and any products produced from the minerals, at competitive market prices. The mining right, a shareholding, an equity, an interest or participation in the right or joint venture, or a controlling interest in a company, close corporation or joint venture, may not be encumbered, ceded, transferred, mortgaged, let, sublet, assigned, alienated or otherwise disposed of without the written consent of the Minister of Mineral Resources, except in the case of a change of controlling interest in listed companies.

          Environmental requirements applicable to mining operations in South Africa are mostly set out in the MPRDA. Pursuant to the MPRDA, in order to obtain reconnaissance permissions as well as actual mining rights, applicants must have in place an approved environmental management plan, pursuant to which, among other things, all boreholes, excavations and openings sunk or made during the duration of the mining right must be sealed, closed, fenced and made safe by the mining operator. Further environmental requirements apply in connection with health and safety matters, waste management and water usage. The MPRDA further requires mining right applicants to conduct an environmental impact assessment on the area of interest and submit an environmental management program setting forth, among other things, baseline information concerning the affected environment to determine protection, remedial measures and environmental management objectives, and describing the manner in which the applicant intends to modify, remedy, control or stop any action, activity or process which causes pollution or environmental degradation, contain or remedy the cause of pollution or degradation and migration of pollutants and comply with any prescribed waste standard or management standards or practices. In addition, applicants must provide sufficient insurance, bank guarantees, trust funds or cash to ensure the availability of sufficient funds to undertake the agreed work programs and for the rehabilitation, management and remediation of any negative environmental impact on the interested areas. Holders of a mining right must conduct continuous monitoring of the environmental management plan, conduct performance assessments of the plan and compile and submit a performance assessment report to the competent authority, the frequency of which must be as approved in the environmental management program, or every two years or as otherwise agreed by the authority in writing. Mine closure costs are evaluated and reported on an annual basis, but are typically only incurred at mine closure.

          The mining right holder must also be in compliance with an important governmental regulation called Black Economic Empowerment ("BEE"), a program launched by the South African government to redress certain racial inequalities. In order for a mining right to be granted, a mining company must agree on certain BEE-related conditions with the Department of Mineral and Petroleum Resources. Such conditions relate to, among other things, the company's ownership and employment equity and require the submission of a social and labor plan. Failure to comply with any of these BEE conditions may have an impact on, among other things, the ability of the mining company to retain the mining right or obtain its renewal upon expiry. In addition, companies subject to BEE must conduct, on an annual basis, a BEE rating audit on several aspects of the business, including black ownership, management control, employment equity, skills development, preferential procurement, enterprise development and socio-economic development. Poor performance on the BEE rating audit may have a negative impact on the company's ability to do business with other companies, to the extent that a company's low rating is likely to reduce the rating of its business partners.

          Mining rights are subject to payments of royalties to the tax authority, the South African Revenue Services. Such payments are generally made by June 30 and December 31 each year and upon the approval of the concessionaire's annual financial statements.

France

          In France, mining rights are subject to a prefectural authorization. The authorization provides details of all requirements, including environmental requirements, which the mining operator and its subcontractors must comply with to operate the mine. Such requirements mainly concern archaeology, water protection, air pollution, control of noise, visual impact and safety matters. The authorization also contains the requirements relating to the remediation of the land after the end of the mining operations, including the provision of adequate financial guarantees by the mining operator. Mines are regularly inspected by the administration and local environmental commissions, comprising representatives of the relevant municipality, administration, several associations and the mining operator, which must meet at least once a year.

United States

          The Coal Mine Health and Safety Act of 1969 and the Federal Mine Safety and Health Act of 1977 impose stringent safety and health standards on all aspects of mining operations. Also, the state of Kentucky, in which we operate underground and surface coal mines, has state mine safety and health regulations. The Mine Safety and Health Administration (the "MSHA") inspects mine sites and enforces safety regulations and the Company must comply with ongoing regulatory reporting to the MSHA. Numerous governmental permits, licenses or approvals are required for mining operations. In order to obtain mining permits and approvals from state regulatory authorities, we must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior or better condition, productive use or other permitted condition. We are also required to establish performance bonds, consistent with state requirements, to secure our financial obligations for reclamation, including removal of mining structures and ponds, backfilling and regrading and revegetation.

Customers and Markets

          The following table details the breakdown of Ferroglobe's revenues by geographic end market for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,

($ thousands)	2019	2018	2017

United States of America	533,764	674,243	547,309
Europe
Spain	183,969	242,733	244,574
Germany	249,911	359,737	245,152
Italy	99,796	138,796	94,590
Rest of Europe	329,988	487,340	340,877

Total revenues in Europe	863,664	1,228,606	925,193
Rest of the World	217,794	339,153	259,774

Total	1,615,222	2,242,002	1,732,276

Customer base

          We have a diversified customer base across our key product categories. We have built long-lasting relationships with our customers based on the breadth and quality of our product offerings and our ability to frequently offer lower-cost and more reliable supply options than our competitors who do not have production facilities located near the customers' facilities or production capabilities to meet specific customer requirements. We sell our products to customers in over 30 countries across six continents, though our largest customer concentration is in the United States and Europe. The average length of our relationships with our top 30 customers exceeds ten years and, in some cases, such relationships go back as far as 30 years.

          For the year ended December 31, 2019, Ferroglobe's ten largest customers accounted for approximately 39.9% of Ferroglobe's consolidated sales. The Company had no customer, that accounted for more than 10% of consolidated sales during the year ended December 31, 2019. During the year ended December 31, 2018, the Company had no customer, that accounted for more than 10% of consolidated sales.

          For the year ended December 31, 2019, approximately 53.5% of our metallurgical segment sales were to customers in Europe, approximately 33% were to customers in the United States and approximately 13.5% were to the rest of the world.

Customer contracts

          Our contracting strategy seeks to lock in significant revenue while remaining flexible to benefit from any price increases. Our silicon metal, manganese-based ferroalloys and silicon-based ferroalloys are typically sold under annual and quarterly contracts. Historically, we have targeted to contract approximately 50 - 65% of our silicon metal, manganese-based ferroalloys production and silicon-based ferroalloy production in the fourth quarter for the following calendar year. Typically, approximately 50% of contracted production has fixed prices whereas the other 50% are indexed to benchmarks.

          The remaining balance of our silicon metal, manganese-based ferroalloys and our silicon-based ferroalloy production are sold under quarterly contracts or on a spot basis. By selling on a spot basis, we are able to take advantage of premiums for prompt delivery. We believe that our diversified contract portfolio allows us to lock in a significant amount of revenues while also allowing us to remain flexible and benefit from unexpected price and demand upticks. Given current spot price and current market dynamics, we are looking to enter into contracts for 2020 with shorter terms in order to benefit from expected price increases.

Sales and Marketing Activities

          Ferroglobe generally sells the majority of its silicon products under annual or longer contracts for silicone producers, and between three months to one year for aluminum producing customers. All contracts generally include a volume framework and price formula based on the spot market price and other elements, including production costs and premiums. Ferroglobe also makes spot sales to customers with whom it does not have a contract as well as through quarterly agreements at prices that generally reflect market spot prices. In addition, Ferroglobe sells certain high quality products at prices that are not directly correlated with the market prices for the metals or alloys from which they are composed.

          With the exception of the manganese-based business (as further detailed below), the vast majority of Ferroglobe's products are sold directly by its own sales force located in Spain, France, the United States and Germany, as well as in all of the countries in which Ferroglobe operates.

          Ferroglobe's Spanish hydro-electric operations delivered all electricity produced to the Spanish national grid for sale in the Spanish wholesale market (until August, 2019).

          On February 1, 2018, Ferroglobe completed the acquisition from a wholly-owned subsidiary of Glencore International AG ("Glencore") of a 100% interest in Glencore's manganese alloys plants in Mo i Rana (Norway) and Dunkirk (France). Simultaneously with the acquisition, Glencore and Ferroglobe entered into an exclusive agency arrangement for the marketing of Ferroglobe's manganese alloys products worldwide, and for the procurement of manganese ores to supply Ferroglobe's plants, in both cases for a period of ten years. For Ferroglobe, the partnership facilitates access to Glencore's global clients in the steel industry, and provides a broader sales and procurement network that will enhance our own capabilities. For our customers and suppliers, it provides access to an extended volume and range of products that will add value to our commercial relationships.

Competition

          The most significant competitive factor in the silicon metal, manganese and silicon-based alloys and specialty metals markets is price. Other factors include consistency of the chemical and physical specifications over time and reliability of supply.

          The silicon metal, manganese- and silicon-based alloys and specialty metals markets are highly competitive, global markets, in which suppliers are able to reach customers across different geographies, and in which local presence is generally a minor advantage. In the silicon metal market, Ferroglobe's primary competitors include Chinese producers, which have production capacity that exceeds total global demand. Aside from Chinese producers, Ferroglobe's competitors include Elkem, a Norwegian manufacturer of silicon metal, ferrosilicon, foundry products, silica fumes, carbon products and energy, Dow Chemical, an American company specializing, inter alia, in silicone and silicon-based technology, Rusal, a Russian company that is a leading global aluminum and silicon metal producer, Rima, a Brazilian silicon metal and ferrosilicon producer, Liasa, a Brazilian producer of silicon, Wacker, a German chemical business which manufactures silicon, and Simcoa Operations, an Australian company specializing in the production of silicon as well as several other smaller companies.

          In the manganese and silicon alloys market, Ferroglobe's competitors include Privat Group, a Ukrainian company with operations in Australia, Ghana and Ukraine, Eramet, a French mining and metallurgical group, CHEMK Industrial Group, a Russian conglomerate which is one of the largest silicon-based alloy producers in the world, South 32 (formerly BHP Billiton), a global mining company with operations in Australia and South Africa and Vale, a mining and metals group based in Brazil, Asia Minerals and OM Holdings in Malaysia and Elkem in Norway.

          In the silica fumes market, Ferroglobe's competitors include Elkem and Dow.

          Ferroglobe strives to be a highly efficient, low-cost producer, offering competitive pricing and engaging in manufacturing processes that capture most of its production by-products for reuse or resale. Additionally, through the vertical integration of its quartz mines in Spain, the United States, Canada and South Africa and its metallurgical coal mines in the United States, Ferroglobe has ensured access to some of the high quality raw materials that are essential in silicon metal, manganese- and silicon-based alloys and specialty metals production processes and has been able to gain a competitive advantage over some of its competitors because it has reduced the contribution of these raw materials to its cost base.

Research and Development (R&D)

          Ferroglobe focuses on continually developing its technology in an effort to improve its products and production processes. Ferroglobe also has cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. Set forth below is a description of Ferroglobe's significant ongoing research and development projects.

ELSA electrode

          Ferroglobe has internally developed a patented technology for electrodes used in silicon metal furnaces, which it has been able to sell to several major silicon producers globally. This technology, known as the ELSA electrode, improves the energy efficiency in the production process of silicon metal and eliminates contamination with iron. Ferroglobe has granted these producers the right to use the ELSA electrode against payment to Ferroglobe of royalties.

Solar grade silicon

          Ferroglobe has sought to produce solar grade silicon metal with a purity above 99.9999% through a new, potentially cost-effective, electrometallurgical process. The traditional chemical process tends to be costly and involves high energy consumption and potentially environmentally hazardous processes. The new technology, entirely developed by Ferroglobe at an earlier stage at its research and development facilities aims to reduce the costs and energy consumption associated with the production of solar grade silicon.

          In 2016, FerroAtlántica entered into a project with Aurinka Photovoltaic Group, S.L. ("Aurinka") for a feasibility study and basic engineering for an upgraded metallurgical grade ("UMG") solar silicon manufacturing plant. On December 20, 2016, Grupo FerroAtlántica, S.A.U., along with certain of its subsidiaries, entered into a joint venture agreement (the "Solar JV Agreement") with Blue

Power Corporation, S.L. ("Blue Power") and Aurinka providing for the formation and operation of a joint venture with the purpose of producing UMG solar silicon. Under the Solar JV Agreement, FerroAtlántica indirectly owned 75% of the operating company formed as part of the joint venture (Ferrosolar Opco Group, S.L.) and 51% of the company formed as part of the joint venture to hold the intellectual property rights and know how contributed by Aurinka and Ferroglobe to the joint venture. See "Item 7.B. — Major Shareholders and Related Party Transactions — Related Party Transactions." In furtherance of this project, FerroAtlántica obtained a loan, with a principal amount of approximately €45 million, from the Spanish Ministry of Industry and Energy for the purpose of building the UMG silicon plant. Due to the market environment for solar grade silicon (or polysilicon) worldwide, at the end of 2018 the Company suspended the investment in the project while preserving the technology and know-how in order to be able to finalize the construction of the factory when market circumstances change. In July 2019, the Solar JV Agreement was terminated. See "Item 7.B — Related Party Transactions — Aurinka and the Solar JV, below.

High value powders — Li-ion batteries

          Ferroglobe has launched the High Value Powder project, which aims at producing silicon-based, tailor made products for high end applications. Among the various targeted applications, is a particularly attractive market in anodes for Li-ion batteries. In this specific field, Ferroglobe has developed several partnerships and technical collaborations to develop successful research and development solutions to enhance the energy capacity of the anode in Li-ion batteries by adding elemental silicon.

Proprietary Rights and Licensing

          The majority of Ferroglobe's intellectual property consists of proprietary know-how and trade secrets. Ferroglobe's intellectual property strategy is focused on developing and protecting proprietary know-how and trade secrets, which are maintained through employee and third-party confidentiality agreements and physical security measures. Although Ferroglobe owns some patented technology, we believe that the Company's businesses and profitability do not rely fundamentally upon patented technology and that the publication implicit in the patenting process may in certain instances be detrimental to Ferroglobe's ability to protect its proprietary information.

Regulatory Matters

Environmental and health and safety

          Ferroglobe operates facilities worldwide, which are subject to foreign, national, regional, provincial and local environmental, health and safety laws and regulations, including, among others, those requirements governing the discharge of materials into the environment, the generation, use, storage and disposal of hazardous substances, the extraction and use of water, land use, reclamation and remediation and the health and safety of Ferroglobe's employees. These laws and regulations require Ferroglobe to obtain from governmental authorities permits to conduct its regulated activities, which permits may be subject to modification or revocation by such authorities.

          Ferroglobe may not be at all times in full compliance with such laws, regulations and permits, although Ferroglobe is not aware of any material past or current noncompliance. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties or other sanctions by regulators, the imposition of obligations to conduct remediation or upgrade or install pollution or dust control equipment, the issuance of injunctions limiting or preventing Ferroglobe's activities, legal claims for personal injury or property damages, and other liabilities.

          Under these laws, regulations and permits, Ferroglobe could also be held liable for any consequences arising out of human exposure to hazardous substances or environmental damage that relates to Ferroglobe's current or former operations or properties. Environmental, health and safety laws are likely to become more stringent in the future. Ferroglobe purchases insurance to cover these potential liabilities, but the costs of complying with current and future environmental, health and safety laws, and its liabilities arising from past or future releases of, or exposure to, hazardous substances, may exceed insured, budgeted or reserved amounts and adversely affect Ferroglobe's business, results of operations and financial condition.

          Some environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. In addition to cleanup, cost recovery or compensatory actions brought by foreign, national, provincial and local agencies, neighbors, employees or other third parties could make personal injury, property damage or other private claims relating to the presence or release of hazardous substances. Environmental laws often impose liability even if the owner or operator did not know of, or did not cause, the release of hazardous substances. Persons who arrange for the disposal or treatment of hazardous substances also may be responsible for the cost of removal or remediation of these substances. Such persons can be responsible for removal and remediation costs even if they never owned or operated the disposal or treatment facility. In addition, such owners or operators of real property and persons who arrange for the disposal or treatment of hazardous substances can be held responsible for damages to natural resources.

          There are a variety of laws and regulations in place or being considered at the international, national, regional, provincial and local levels of government that restrict or are reasonably likely to result in limitations on, or additional costs related to, emissions of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause Ferroglobe to incur material costs to reduce the greenhouse gas emissions from its operations (through additional environmental control equipment or retiring and replacing existing equipment) or to obtain emission allowance or credits, or result in the incurrence of material taxes, fees or other governmental impositions on account of such emissions. In addition, such developments may have indirect impacts on Ferroglobe's operations, which could be material. For example, they may impose significant additional costs or limitations on electricity generators, which could result in a material increase in energy costs.

          For a summary of regulatory matters applicable to Ferroglobe's mining operations, see "— Laws and regulations applicable to Ferroglobe's mining operations."

Energy and electricity generation

          Ferroglobe operates hydro-electric plants in France, which are subject to energy, environmental, health and safety laws and regulations, including those governing the generation of electricity and the use of water and river basins. These laws and regulations require Ferroglobe to obtain permits from governmental authorities, which may be subject to modification or revocation by these authorities.

Trade

          Ferroglobe benefits from antidumping and countervailing duty orders and laws that protect its products by imposing special duties on unfairly traded imports from certain countries. In the United States, antidumping duties are in effect covering silicon metal imports from China and Russia. In the European Union, antidumping duties are in place covering silicon metal imports from China and ferrosilicon imports from China and Russia. In Canada, there are antidumping and countervailing duties in effect covering silicon metal imports from China. These orders are subject to revision, revocation or rescission as a result of periodic reviews.

          In the United States, the U.S. International Trade Commission reached a final affirmative determination in the sunset review of the antidumping duty order on silicon metal from China in May 2018. The Commission determined that revocation of the order would be likely to lead to continuation or recurrence of material injury to the domestic silicon metal industry. As a result, the U.S. Department of Commerce issued a notice in June 2018 continuing the order for another five years. A sunset review of the antidumping duty order on silicon metal from Russia has been initiated in June 2019. The U.S. International Trade Commission is currently conducting the final phase of its review of the order.

          In the European Union, the industry association Euroalliages filed a request with the European Commission on behalf of Ferroglobe's subsidiaries FerroAtlántica and FerroPem for an expiry review of the antidumping measures on ferrosilicon from China and Russia. Based on this request, the European Commission initiated in April 2019 a review to determine whether to maintain the antidumping measures in place and the rates of duty to be imposed.

          A sunset (expiry) review of the Canadian antidumping/countervailing duty order covering silicon metal imports from China was concluded August 22, 2019. As a result of that proceeding, the order was continued for a further five-year period with the result that antidumping and countervailing duties continue to apply to imports of silicon metal from China into Canada. The order will be reviewed again in 2024 to determine whether it should be continued for a further five-year period.

Seasonality

Electrometallurgy

          Due to the cyclicality of energy prices and the energy-intensive nature of the production processes for silicon metal, manganese- and silicon-based alloys and specialty metals, Ferroglobe does not operate its electrometallurgy plants during certain periods or times of day when energy prices are at their peak. Demand for Ferroglobe's manganese- and silicon-based alloy and specialty metals products is lower during these periods as its customers also suspend their energy-intensive production processes involving Ferroglobe's products. As a result, sales within particular geographic regions are subject to seasonality.

Energy

          Ferroglobe's hydro-electric power generation is dependent on the amount of rainfall in the regions in which its hydropower facilities are located, which varies considerably from season to season.

C.  Organizational structure.

          For a list of subsidiaries and ownership structure see Note 2 in the Consolidated Financial Statements.

D.  Property, Plant and Equipment.

          See "Item 4.B. — Information on the Company — Business Overview."

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating Results

Introduction

          The following "management's discussion and analysis" should be read in conjunction with the Consolidated Financial Statements of Ferroglobe as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, which are included in this annual report. This discussion includes forward-looking statements, which, although based on assumptions that Ferroglobe considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See "Cautionary Statements Regarding Forward-Looking Statements." For a discussion of risks and uncertainties facing Ferroglobe, see "Item 3.D. — Key Information — Risk Factors."

          In accordance with IAS 21 — The Effects of Changes in Foreign Exchange Rates, Ferroglobe's consolidated income statements and consolidated statement of financial position have been translated from the functional currency of each subsidiary, which is determined by the primary economic environment in which each subsidiary operates, into the reporting currency of the Company that is U.S. Dollars.

Principal Factors Affecting Our Results of Operations

Sale prices

          Ferroglobe's operating performance is highly correlated to sales prices, which are influenced by several different factors that vary across Ferroglobe's segments.

          Silicon metal pricing slowly decreased throughout 2019 due to market supply and demand dynamics.

          Historically manganese-based alloy prices have shown a significant correlation with the price of manganese ore, but 2019 and 2018 were an anomalies where the manganese ore pricing was high while the manganese-based alloy pricing stayed low, which caused a margin squeeze for Ferroglobe. We anticipate these dynamics to go back to more historical type spreads in 2020. Our customers' businesses were declining for European steel mill production in 2019.

          Our Ferrosilicon business pricing likewise continued to decline as we moved through 2019. This was mostly due to oversupply in Europe as this market was coming off of record price levels from the previous year. Again our European steel mill customers' businesses were declining as we moved through 2019.

          Under Ferroglobe's pricing policy, which is aimed at reducing dependence on spot market prices, prices applied to its term contracts have a diversity of formulas ranging from prices related to spot market prices to annual or quarterly fixed prices. Ferroglobe sells certain high quality products for which pricing is not directly correlated to spot market prices.

Cost of raw materials

          The key raw materials sourced by Ferroglobe are quartz, manganese ore, coal, metallurgical coke, wood and charcoal. Manganese ore is the largest component of the cost base for manganese-based alloys. In 2019, more than 60% of Ferroglobe's total $159.8 million expense with respect to manganese ore fell under an annual commitment, whilst the remaining was purchased on spot basis. Coal meeting certain standards for ash content and other physical properties is used as a major carbon reductant in silicon-based alloy production. In 2019, coal represented a $114.2 million expense for Ferroglobe. Metallurgical coke, which is used for manganese alloy production, represented a total purchase volume of $38.6 million in 2019. Wood is both an important element for the production of silicon alloys and used to produce charcoal, which is used as a carbon reductant at Ferroglobe's South African subsidiary Silicon Smelters. Ferroglobe's wood expense amounted to $46.1 million in 2019. The FerroAtlántica subsidiaries of Ferroglobe source approximately 59% of their quartz needs from FerroAtlántica's mines in Spain and South Africa, and Globe subsidiaries source approximately 84% of their quartz needs from Globe's mines in the United States and Canada. Total quartz consumption in 2019 represented an expense of $91.7 million.

Power

          Power constitutes one of the single largest expenses for most of Ferroglobe's products other than manganese-based alloys. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2019, Ferroglobe's total power consumption was 7,392 gigawatt hours with power contracts that vary across its operations.

          In Spain and France, FerroAtlántica receives a rebate on a portion of its energy costs in exchange for an agreement to interrupt production, and thus power usage, upon request. FerroAtlántica has power contracts to partly hedge risks related to energy price volatility in Spain.

          In France, FerroPem SAS. has traditionally had access to relatively low power prices, as it benefited from Electricité de France's green tariff ("Tarif Vert"), and a discount thereon. The green tariffs expired at the end of 2015 and Ferroglobe has negotiated supply contracts based on market prices with two suppliers for years 2016 to 2019 and is currently negotiating long-term supply contracts with suppliers in the market place. A new contract covers 2020 to 2022. Regulation enacted in 2015 enables FerroPem SAS to benefit from reduced tariffs resulting from its agreeing to interrupt production and respond to surges in demand, as well as receiving compensation for indirect CO2 costs under the EU Emission Trading System (ETS) regulation. These arrangements allow FerroPem SAS. to operate competitively on a 12-month basis, but also concentrate production during periods when energy prices are lower if needed.

          In the United States, we attempt to enter into long-term electric supply contracts that value our ability to interrupt load to achieve reasonable rates. Our power supply contracts have, in the past, resulted in stable price structures. In West Virginia, we have a contract with Brookfield Renewable Power to provide, on average, 45% of our power needs, from a dedicated hydro-electric facility, through December 2021 at a fixed rate. Our power needs for the non-hydroelectric component of West Virginia, Ohio, and Alabama are primarily sourced through special contracts that provide competitive rates whereas a portion of the power is also priced at market rates. At our Niagara Falls, New York plant, we have been granted a public sector package including 18.4 megawatts and hydro power through to 2028 with the balance being procured from the market.

          In South Africa, we have an "evergreen" supply agreement with Eskom, the parastatal electricity supplier, for our Polokwane, eMalahleni, Newcastle (Siltech) and Thaba Chueu mining plants. Eskom's energy prices are regulated by the National Energy Regulator (NERSA) and price increases are publicly announced in advance. A specific agreement has been approved by NERSA in 2018 for silicon production in Polokwane for three furnaces and in eMalahleni for one furnace. In order to promote silicon production in South Africa, Polokwane and eMalahleni have been offered a two year discount over the public tariffs on the electricity consumed to produce silicon. Silicon Metal pricing during 2019 deteriorated to such an extend that the special agreement was terminated during 2019 under Hardship clauses and the Polokwane smelter was stopped completely to wait for an improvement of sales prices and market demand. In eMalaleni, the special pricing agreement was never activated as the plant focused on FeSi production that was and still is much more economical and profitable to produce. The eMalahleni plant also participates in an interuptibility program where curtailments for power to Eskom is compensated on an hourly basis. This effectively has a positive contribution to the overall price paid for electricity. In addition, emphasis is placed to produce maximum products during summer months when power is cheaper and to reduce production over winter periods (June, July and August), to a minimum. Production in evening Peak Hours is also limited if there is no curtailment programmed.

          In 2020, the South Africa Government announced that it will allow Private Power Producers to make use of the Eskom network to assist in providing the shortage of power. This will also lead to the establishment of Private Power suppliers in future that could give better prices than Eskom and negotiations are current under way between Industry, Mining, Eskom and Government to establish a now Industry Flatrate Power Pricing that is expected to be implemented in 2022/23 with a power increase forecast that is fixed for a period of 5-years minimum.

Foreign currency fluctuation

          Ferroglobe has a diversified production base consisting of production facilities across the United States, Europe, South America, South Africa and Asia. Ferroglobe production costs are mostly dependent on local factors, with the exception of the cost of manganese ore and coal, which are dependent on global commodity prices. The relative strength of the functional currencies of Ferroglobe's subsidiaries influences its competitiveness in the international market, most notably in the case of Ferroglobe's South African operations, which have historically exported a majority of their production to the U.S. and the European Union. For additional information see "Item 11. — Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Rate Risk."

Regulatory changes

          See "Item 4.B. — Business Overview — Regulatory Matters."

Critical Accounting Policies

          The discussion and analysis of Ferroglobe's financial condition and results of operations is based upon its Consolidated Financial Statements, which have been prepared in accordance with IFRS. The preparation of those financial statements requires Ferroglobe to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, the disclosure of contingent assets and liabilities and related disclosure at the date of its financial statements. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, on historical experience and on other relevant factors. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. The principal items affected by estimates are business combinations, goodwill, impairment of long-lived assets, inventories and income taxes. The following are Ferroglobe's most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all of Ferroglobe's principal accounting policies, see Note 4 to the Consolidated Financial Statements of Ferroglobe included elsewhere in this annual report.

Business combinations

          Ferroglobe subsidiaries have completed a number of significant business acquisitions over the past several years. Our business strategy contemplates that we may pursue additional acquisitions in the future. When we acquire a business, the purchase price is allocated based on the fair value of tangible assets and identifiable intangible assets acquired and liabilities assumed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Goodwill as of the acquisition date is measured as the residual of the excess of the consideration transferred, plus the fair value of any non-controlling interest in the acquiree at the acquisition date, over the fair value of the identifiable net assets acquired. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the excess is recognized immediately in profit or loss as a bargain purchase gain. We generally engage independent third-party appraisal firms to assist in determining the fair value of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates are inherently uncertain and may impact reported depreciation and amortization in future periods, as well as any related impairment of goodwill or other long lived assets.

          See Note 5 to the accompanying audited Consolidated Financial Statements for detailed disclosures related to our acquisitions.

Goodwill

          Goodwill represents the excess purchase price of acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. For the purpose of impairment testing, goodwill is allocated to each of the Company's cash-generating units (or groups of cash generating units) that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

          The valuation of the Company's cash generating units requires significant judgment in evaluation of, among other things, recent indicators of market activity and estimated future cash flows, discount rates and other factors. The estimates of cash flows, future earnings, and discount rate are subject to change due to the economic environment and business trends, including such factors as raw material and product pricing, interest rates, expected market returns and volatility of markets served, as well as our future manufacturing capabilities, government regulation and technological change. We believe that the estimates of future cash flows, future earnings, and fair value are reasonable; however, changes in estimates, circumstances or conditions could have a significant impact on our fair valuation estimation, which could then result in an impairment charge in the future.

          During the year ended December 31, 2019, in connection with our annual goodwill impairment test, an impairment charge of $174,008 thousand was recognized related to the complete impairment of goodwill in Canada and partial impairment of goodwill in the United States, resulting from a decline in future estimated projections and increase of the discount rate which caused the Company to revise its expected future cash flows from its Canadian and United States business operations.

          During the year ended December 31, 2017, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $30,618 thousand related to the partial impairment of goodwill in Canada, resulting from a decline in future estimated sales prices and a decrease in our estimated long-term growth rate which caused the Company to revise its expected future cash flows from its Canadian business operations.

          Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. and Canadian markets impact the future projected cash flows used in our impairment analysis.

Long-lived assets (excluding goodwill)

          In order to ascertain whether its assets have become impaired, Ferroglobe compares their carrying amount with their recoverable amount if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, Ferroglobe estimates the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the higher of fair value and value in use, which is the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

          If the recoverable amount of an asset or cash-generating unit is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under "net impairment losses" in the consolidated income statement. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment is recognized as "other income" in the consolidated income statement. The basis for depreciation or amortization is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

          During 2019 the Company did not recognize any impairment in relation to our solar-grade silicon metal project based in Puertollano, Spain (at December 31, 2018, an impairment of $40,537 thousand was recognized in losses related to property, plant and equipment). At the end of 2018 the Company decided to temporarily suspend investment in the project due to deterioration in the market environment for solar grade silicon (or polysilicon) worldwide. The Company is preserving the technology and know-how in order to be able to finalize the construction of the factory as soon as market circumstances change. The Company continues to recognize these project assets at $45,599 thousand based on the fair value less costs of disposal. Fair value less costs of disposal related to land and buildings was determined based on recent sales of comparable industrial properties located near the project. Fair value less costs of disposal related to machinery and equipment was determined by assessing the recoverability of the assets to a market participant. Additionally, during 2018 the Company recognized an intangible asset impairment of $13,947 thousand of development expenditures related to the solar project.

Inventories

          Cost of inventories is determined by the average cost method. Inventories are valued at the lower of cost or market value. Circumstances may arise (e.g., reductions in market pricing, obsolete, slow moving or defective inventory) that require the carrying amount of our inventory to be written down to net realizable value. We estimate market and net realizable value based on current and future expected selling prices, as well as expected costs to complete, including utilization of parts and supplies in our manufacturing process. We believe that these estimates are reasonable; however, future market price decreases caused by changing economic conditions, customer demand, or other factors could result in future inventory write-downs that could be material.

Income taxes

          The current income tax expense incurred by Ferroglobe subsidiaries on an individual basis is determined by applying the applicable tax rate to the taxable profit for the year, calculated on the basis of accounting profit before tax, increased or decreased, as appropriate, by the permanent differences arising from the application of tax legislation and by the elimination of any tax consolidation adjustments, taking into account tax relief and tax credits. The consolidated income tax expense is calculated by adding together the expense recognized by each of the consolidated subsidiaries, increased or decreased, as appropriate, as a result of the tax effect of consolidation adjustments for accounting purposes.

          Ferroglobe's deferred tax assets and liabilities include temporary differences measured at the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled. Deferred tax liabilities are recognized for all taxable temporary differences, except for those arising from the initial recognition of goodwill. Deferred tax assets are recognized to the extent that it is considered probable that Ferroglobe will have taxable profits in the future against which the deferred tax assets can be utilized. The deferred tax assets and liabilities recognized are reassessed at each reporting date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

          Significant judgment is required in determining income tax provisions and tax positions. Ferroglobe may be challenged upon review by the applicable taxing authorities, and positions taken may not be sustained. The accounting for uncertain income tax positions requires consideration of timing and judgments about tax issues and potential outcomes and is a subjective estimate. In certain circumstances, the ultimate outcome of exposures and risks involves significant uncertainties. If actual outcomes differ materially from these estimates, they could have a material impact on Ferroglobe's results of operations and financial condition. Interest and penalties related to uncertain tax positions are recognized in income tax expense.

Results of Operations — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

	Year ended December 31,
($ thousands)	2019	2018
Sales	1,615,222	2,242,002
Cost of sales	(1,214,397)	(1,446,677)
Other operating income	54,213	45,844
Staff costs	(285,029)	(338,862)
Other operating expense	(225,705)	(277,560)
Depreciation and amortization charges, operating allowances and write-downs	(120,194)	(113,837)
Impairment losses	(175,899)	(58,919)
Net (loss) gain due to changes in the value of assets	(1,574)	(7,623)
(Loss) gain on disposal of non-current assets	(2,223)	14,564
Bargain purchase gain	—	40,142
Operating (loss) profit	(355,586)	99,074

Finance income	1,380	4,858
Finance costs	(63,225)	(57,066)
Financial derivative gain	2,729	2,838
Exchange differences	2,884	(14,136)

(Loss) profit before tax	(411,818)	35,568

Income tax (expense) benefit	41,541	(20,459)

(Loss) profit for the year from continuing operations	(370,277)	15,109

Profit (loss) for the year from discontinued operations	84,637	9,464

(Loss) profit for the year	(285,640)	24,573

Loss attributable to non-controlling interests	5,039	19,088

(Loss) profit attributable to the Parent	(280,601)	43,661

Sales

          Sales decreased $626,780 thousand, or 28.0%, from $2,242,002 thousand for the year ended December 31, 2018 to $1,615,222 thousand for the year ended December 31, 2019, due to the market trend that has led to a drop in both volume and average price.

          Sales volume decreased across all major products (excluding by-products). Silicon metal sales volume decreased 32.0%, silicon-based alloys sales volume decreased 13.9%, while manganese-based alloys sales volume decreased 7.5%, primarily due to due to the downward trend of the market.

          Average selling prices of silicon metal, silicon-based alloys and manganese-based alloys decreased year over year. The average selling price for silicon metal decreased by 14.9% to $2,252/MT in 2019, as compared to $2,647/MT in 2018; the average selling price for silicon-based alloys decreased by 2.1% to $1,983/MT in 2019, as compared to $2,026/MT in 2018 and the average selling price for manganese-based alloys decreased by 8.4% to $1,140/MT in 2019, as compared to $1,244/MT in 2018. The decrease in average selling prices reflects a downward pricing trend in the markets for silicon metal, silicon-based alloys, and manganese-based alloys.

Cost of sales

          Cost of sales decreased $232,280 thousand, or 16.1%, from $1,446,677 thousand for the year ended December 31, 2018 to $1,214,397 thousand for the year ended December 31, 2019, primarily due to a decrease in sales volumes, particularly Silicon metal, which decreased by 112,886 MT.

          Costs of sales for plants in North America, which produce silicon-metal and silicon-based alloys, were from 56% in 2018 to 66.5% in 2019, as a percentage of sales. Continued increases in energy costs and an increase in the purchase price of manganese ore impacted costs for manganese-based alloys in Europe.

Other operating income

          Other operating income increased $8,369 thousand, or 18.3%, from $45,844 thousand for the year ended December 31, 2018 to $54,213 thousand for the year ended December 31, 2019, primarily due to an increase in the use of CO2 in the production process, supported by government grants.

Staff costs

          Staff costs decreased $53,834 thousand, or 15.9%, from $338,862 thousand for the year ended December 31, 2018 to $285,029 thousand for the year ended December 31, 2019, primarily due to the closure costs associated with the Niagara and Selma facilities at the end of 2018 and the whole of 2019. Additionally staff costs decreased as a result of the furnace shut down, mainly in the last quarter of 2019.

Other operating expense

          Other operating expense decreased $51,855 thousand, or 18.7%, from $277,560 thousand for the year ended December 31, 2018 to $225,705 thousand for the year ended December 31, 2019, primarily due to a decrease in variable costs associated with sales. As a result, there is a decrease in royalties and taxes on coal, maintenance related to the revision of the furnace due to closed furrnaces and lower production, shipping, freight, and storage costs associated with the decrease in sales volume. Additionally, other operating expenses decreased due to the closure of the Selma and Niagara plants for the whole of 2019, as well as the planned closure of furnaces during the second half of 2019.

Depreciation and amortization charges, operating allowances and write-downs

          Depreciation and amortization charges, operating allowances and write-downs increased $6,357 thousand or 5.6%, from $113,837 thousand for the year ended December 31, 2018 to $120,194 thousand for the year ended December 31, 2019, primarily due to additions by $39,420 thousand, mainly driven by the addition of $34,039 thousands in Advances and Property, Plant and Equipment in Construction distributed among the different entities of the group.

Impairment losses

          Impairment losses increased $116,980 thousand, or 198.5%, from a loss of $58,919 thousand for the year ended December 31, 2018 to a loss of $175,899 thousand for the year ended December 31, 2019. During the year ended December 31, 2019, the Company has determined that the value of goodwill with respect to the Company's US and Canadian operations has been impaired. Accordingly, we have recorded total impairment charges of $174.008 thousand, with $143.200 thousand allocated to Ferroglobe's US operations and $30.808 thousand allocated to the Canadian operations, additionally, other impairment losses for $5 thousand has been recorded in North Amercia segment.

          During the year ended December 31, 2018, the Company recognized an impairment of $40,537 thousand of property, plant and equipment and an impairment of $13,947 thousand of intangible assets related to the Company's solar grade silicon metal production facility located in Puertollano, Spain due to deterioration in the market environment for solar grade silicon (or polysilicon) worldwide. Additionally during the year ended December 31, 2018, the Company recognized an impairment of $2,309 thousand of property, plant and equipment and an impairment of $2,126 thousand of intangible assets at the Company's Mangshi facility located in China.

Net (loss) gain due to changes in the value of assets

          Net (loss) gain due to the changes in the value of assets in 2019 and 2018 primarily relate to the remeasured fair value of the Company's timber farms in South Africa and valuation of shares in Pampa Energy in Argentina as of December 31, 2019 and 2018.

(Loss) gain on disposal of non-current assets

          The loss on disposal of non-current assets for the year ended December 31, 2019 relates primarily to the sale of Ultra Core Polska, Z.o.o., a subsidiary of the Company, for a net loss of $821 thousand. The gain on disposal of non-current assets for the year ended December 31, 2018 relates primarily to a gain on disposal of hydro-electric plant assets of $11,747 thousand.

Bargain purchase gain

          During the year ended December 31, 2018, the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG ("Glencore") and obtained control of both entities. The new subsidiaries were renamed Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS. The acquisition resulted in a bargain purchase gain of $40,142 thousand as a result of the acquisition date fair value of the net assets acquired in excess of the purchase consideration. Subsequent changes in the value of contingent consideration relating to this acquisition are presented in cost of sales.

Finance income

          Finance income decreased $3,478 thousand, or 71.6%, from $4,858 thousand for the year ended December 31, 2018 to $1,380 thousand for the year ended December 31, 2019. This is primarily due to the a lower volume of accounts receivables assets sold to securitization program in 2019 compared 2018 and, due to the consolidation of Ferrous Receivables DAC, the accounts receivable securitization vehicle, since the end of the third quarter 2019, where the finance income has subsequently been eliminated in the consolidation process.

Finance costs

          Finance costs increased $6,159 thousand, or 10.8%, from $57,066 thousand for the year ended December 31, 2018 to $63,225 thousand for the year ended December 31, 2019. The increase is mainly due to an increase in interests on leases due to the application of IFRS16, due to an increase in interests in credit facilities mainly driven for the issuance cost allocated as finance expenses for the repayment of "Revolving Credit Facility" and other finance cost incurred for the process of refinancing, partially offset by a decrease in securitization expenses as result of less volume of accounts receivables assets sold in 2019 compared to 2018.

Financial derivative gain (loss)

          Financial derivative gains of $2,729 thousand in 2019 and financial derivative gain of $2,838 thousand in 2018. The gains are related to the portion of the notional amount of the cross currency swap, in relation to the senior Notes, that is not designated as a cash flow hedge.

Exchange differences

          Exchange differences decreased $17,020 thousand, from income of $14,136 thousand for the year ended December 31, 2018 to a loss of $2,884 thousand for the year ended December 31, 2019, primarily due to the fluctuation of foreign exchange rates, mainly the exchange rate between the Euro and the U.S. Dollar.

Income tax (expense) benefit

          Income tax expense decreased $62,000 thousand, or 303%, from an income tax expense of $20,459 thousand for the year ended December 31, 2018 to an income tax benefit of $41,541 thousand for the year ended December 31, 2019 mainly due to the losses reported for most of the entities of the group in 2019.

Profit (loss) for the year from discontinued operations

          The Company´s Spanish hydro-electric assets were disposed of through the sale of FAU in August 2019. Accordingly, the results of Spanish energy business are presented as discontinuing operations for the year ended December 31, 2019 and the consolidated income statement for the prior years ended 2018 and 2017 have been restated to reclassify the results of the Spanish hydro-electric assets within profit (loss) for the year from discontinued operations.

          Profit increased $75,174 thousand, or 794.4%, from an income of $9,463 thousand for the year ended December 31, 2018 to an income of $84,637 thousand for the year ended December 31, 2019, mainly due the profit registered on the sale of Spanish hydro-electric plants of $85,103 thousand.

Segment operations

          Operating segments are based upon the Company's management reporting structure. As such, we report our results in accordance with the following segments:

  2.
  Electrometallurgy — North America;

  3.
  Electrometallurgy — Europe;

  4.
  Electrometallurgy — South Africa; and

  5.
  Other Segments.

Electrometallurgy — North America

	Year ended December 31,
($ thousands)	2019	2018
Sales	551,500	710,716
Cost of sales	(366,711)	(394,044)
Other operating income	10,418	4,943
Staff costs	(87,954)	(115,555)
Other operating expense	(60,105)	(77,670)
Depreciation and amortization charges, operating allowances and write-downs	(72,251)	(69,009)
Impairment losses	(174,013)	—
Loss on disposal of non-current assets	(1,601)	(208)

Operating (loss) profit	(200,717)	59,173

Sales

          Sales decreased $159,216 thousand, or 22.4%, from $710,716 thousand for the year ended December 31, 2018 to $551,500 thousand for the year ended December 31, 2019, primarily due to a 9.3% decrease in the average selling price of silicon metal due to worsening market conditions in the current year than in the prior year and a 35.4% decrease in sales volumes of silicon metal due to closure of the Company's Selma facility and to the market volume reduction that has affected to other plants. There was a 5.5% decrease in the average selling price of silicon-based alloys (calcium silicon, magnesium ferrosilicon, and different grades of ferrosilicon) mainly due to decreased sales of ferrosilicon (FeSi 75%) in 2019 and a 14.2% decrease in sales volumes of silicon-based alloys. The North American segment additionally added sales of manganese-based alloys, that were produced by our European plants, to its sales mix contributing additional revenue of $89,202 thousands in 2019 ($30,574 thousand in 2018).

Cost of sales

          Cost of sales decreased $27,333 thousand, or 6.9%, from $394,044 thousand for the year ended December 31, 2018 to $366,711 thousand for the year ended December 31, 2019. The decrease is primarily due to a decrease in metric tons of silicon metal sold partially due to the closure of the Selma facility and a decrease in metric tons of silicon-based alloys sold due to a decrease in customer specific requirements.

Staff costs

          Staff costs decreased $27,601 thousand, or 23.9%, from $115,555 thousand for the year ended December 31, 2018 to $87,954 thousand for the year ended December 31, 2019, primarily due to a decrease in U.S. head count needed following the closure of the the Niagara and Selma facilities at the end of 2018. It has also been affected by the temporary shut-down of some plants in the second half of 2019.

Other operating expense

          Other operating expense decreased $17,565 thousand, or 22.6%, from $77,670 thousand for the year ended December 31, 2018 to $60,105 thousand for the year ended December 31, 2019, primarily due to shipping, freight, and storage costs associated with the decrease in sales volume.

Depreciation and amortization charges, operating allowances and write-downs

          Depreciation and amortization charges, operating allowances and write-downs increased $3,242 thousand, or 4.7%, from $69,009 thousand for the year ended December 31, 2018 to $72,251 thousand for the year ended December 31, 2019, primarily due to $9,926 thousand of capital expenditures during 2019.

Impairment losses

          During the year ended December 31, 2019, the Company recognized an impairment charge of $174,013 thousand related to the complete impairment of goodwill in Canada ($30,618 thousnad) and partial impairment of goodwill in the United States ($143,395 thousand), resulting from a decline in future estimated sales prices and a decrease in our estimated long-term growth rate which caused the Company to revise its expected future cash flows from its Canadian and United States business operations. The impairment charge is recorded within the Electrometallurgy — North America reportable segment.

Loss on disposal of non-current assets

          The loss of $1,601 thousand for the year ended December 31, 2019 relates primarily to the disposal of certain property plant, and equipment in the U.S.

Electrometallurgy — Europe

	Year ended December 31,
($ thousands)	2019	2018
Sales	1,049,576	1,447,973
Cost of sales	(868,654)	(1,059,474)
Other operating income	47,672	39,817
Staff costs	(145,712)	(177,047)
Other operating expense	(142,929)	(146,143)
Depreciation and amortization charges, operating allowances and write-downs	(39,844)	(34,974)
Impairment losses	(465)	—
Net (loss) gain due to changes in the value of assets	—	(7)
Gain (loss) on disposal of non-current assets	180	(8,369)
Bargain purchase gain	—	40,142

Operating (loss) profit	(100,176)	101,918

Sales

          Sales decreased $398,397 thousand or 27.5%, from $1,447,973 thousand for the year ended December 31, 2018 to $1,049,576 thousand for the year ended December 31, 2019, primarily due decreases in both volume and average price. Foreign exchange differences unfavorably impacted sales by $57,641 thousand.

Cost of sales

          Cost of sales decreased $190,820 thousand, or 18.0%, from $1,059,474 thousand for the year ended December 31, 2018 to $868,654 thousand for the year ended December 31, 2019. Cost of sales decreased due to lower sales volumes. Foreign exchange differences had an additional favorable impact of $ 47,965 thousand.

Other operating income

          Other operating income increased $7,855 thousand, or 19.7%, from $39,817 thousand for the year ended December 31, 2018 to $47,672 thousand for the year ended December 31, 2019, primarily due to an increase in the use of CO2 granted by MINER (government) in the production process.

Staff costs

          Staff costs decreased $31,335 thousand or 17.7%, from $177,047 thousand for the year ended December 31, 2018 to $145,712 thousand for the year ended December 31, 2019. It is mainly driven by a decrease due to lower overtime costs following the temporary idling of furnaces in a number of facilities. There was a favorable foreign exchange impact, which decreased Euro-denominated costs by $8,002 thousand.

Other operating expense

          Other operating expense decreased $3,214 thousand, or 2.2%, from $146,143 thousand for the year ended December 31, 2018 to $142,929 thousand for the year ended December 31, 2019, primarily due to shipping, freight, and storage costs associated with the decrease in sales volume.

Depreciation and amortization charges, operating allowances and write-downs

          Depreciation and amortization charges, operating allowances and write-downs increased $4,870 thousand, or 13.9%, from $34,974 thousand for the year ended December 31, 2018 to $39,844 thousand for the year ended December 31, 2019. The increase is due to IFRS 16 implementation in 2019.

Gain (loss) on disposal of non-current assets

          The amount reflected during the year ended December 31, 2019 is mainly due to sales in the subsidiary FerroPem. During the year ended December 31, 2018, the loss on disposal of non-current assets in the Europe segment reflects the loss on the parent's investment in intercompany subsidiaries of Other segments. The loss in the Europe segment partially offsets the gain on disposal of non-current assets in Other segments such that the net gain between the two segments primarily represents the net gain on disposal of Spanish hydro-electric assets of $11,747 thousand included within Other segments.

Bargain purchase gain

          During the year ended December 31, 2018, the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG ("Glencore") and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge and Ferroglobe Manganèse France. The acquisition resulted in a bargain purchase gain of $40,142 thousand as a result of the acquisition date fair value of the net assets acquired in excess of the purchase consideration. Subsequent changes in the value of contingent consideration relating to this acquisition are presented in cost of sales.

Electrometallurgy — South Africa

	Year ended December 31,
($ thousands)	2019	2018
Sales	136,292	208,543
Cost of sales	(108,823)	(137,177)
Other operating income	1,323	3,420
Staff costs	(20,333)	(23,735)
Other operating expense	(19,457)	(26,353)
Depreciation and amortization charges, operating allowances and write-downs	(6,459)	(5,526)
Net (loss) gain due to changes in the value of assets	(530)	(7,616)
Loss on disposal of non-current assets	—	(261)

Operating (loss) profit	(17,987)	11,295

Sales

          Sales decreased $72,251 thousand, or 34.6%, from $208,543 thousand for the year ended December 31, 2018 to $136,292 thousand for the year ended December 31, 2019, primarily due to decrease in sales volumes, as a result of the temporary shut-down of the Polokwane plant in 2019. Average selling prices also decreased. There was an unfavorable foreign exchange difference impact, which decreased sales by $12,613 thousand.

Cost of sales

          Cost of sales decreased $28,354 thousand, or 20.7%, from $137,177 thousand for the year ended December 31, 2018 to $108,823 thousand for the year ended December 31, 2019, primarily due to a sales decrease. A favorable foreign exchange impact decreased cost of sales by $10,071 thousand. Costs of sales for plants in South Africa increased from 66% in 2018 to 79% in 2019, as a percentage of sales, due to continued increases in energy costs.

Other operating income

          Other operating income decreased $2,097 thousand, or 61.3%, from $3,420 thousand for the year ended December 31, 2018 to $1,323 thousand for the year ended December 31, 2019, primarily due to an decrease in sales of scrap.

Staff costs

          Staff costs decreased $3,402 thousand, or 14.3%, from $23,735 thousand for the year ended December 31, 2018 to $20,333 thousand for the year ended December 31, 2019, due to the staffing adjustments and employee separation costs in connection with the temporary shut-down of Polokwane plant during 2019. Foreign exchange differences have decreased staff costs by $1,882 thousand.

Other operating expense

          Other operating expense decreased $6,896 thousand, or 26.2%, from $26,353 thousand for the year ended December 31, 2018 to $19,457 thousand for the year ended December 31, 2019, primarily due to lower variable, selling, and administrative costs during 2019 as the Polokwane plant was temporary idled in 2019. Foreign exchange rate movements further decreased other operating expense by $1,801 thousand.

Depreciation and amortization charges, operating allowances and write-downs

          Depreciation and amortization charges, operating allowances and write-downs increased $933 thousand, or 16.9%, from $5,526 thousand for the year ended December 31, 2018 to $6,459 thousand for the year ended December 31, 2019, mainly driven by the transfers in Property, Plant and Equipment.

Net (loss) gain due to changes in the value of assets

          Net (loss) gain due to the changes in the value of assets in 2019 and 2018 primarily relate to the remeasured fair value of the Company's timber farms in South Africa as of December 31, 2019 and 2018.

Other segments

	Year ended December 31,
($ thousands)	2019	2018
Sales	43,147	62,075
Cost of sales	(35,923)	(43,194)
Other operating income	19,413	16,666
Staff costs	(31,030)	(22,525)
Other operating expense	(27,406)	(46,489)
Depreciation and amortization charges, operating allowances and write-downs	(1,640)	(4,328)
Impairment losses	(1,421)	(58,919)
Net (loss) gain due to changes in the value of assets	(1,044)	—
Loss (gain) on disposal of non-current assets	(802)	23,402

Operating (loss) profit	(36,706)	(73,312)

Sales

          Sales decreased $18,928 thousand, or 30.5%, from $62,075 thousand for the year ended December 31, 2018 to $43,147 for the year ended December 31, 2019, primarily due to a $12,254 thousand decrease of sales of energy related to the sale of subsidiary Hidro Nitro Española, S.A. (hydro-electric plants in Aragon, Spain). These hydro facilities were sold as of December 31, 2018. Sales of silicon-based alloys at the Company's Argentinian facility, Globe Metales S.A., decreased $4,237 thousand and sales of silia fume and ferrosilicon in Ferroatlántica de México, S.A. de C.V.decreased by $1,454 thousand.

Cost of sales

          Cost of sales decreased $7,271 thousand, or 16.8%, from $43,194 thousand for the year ended December 31, 2018 to $35,923 thousand for the year ended December 31, 2019, primarily due to an decrease in sales volumes of silicon-based alloys at the Company's Argentinian facility, Globe Metales S.A.

Other operating income

          Other operating income increased $2,747 thousand, or 16.5%, from $16,666 thousand for the year ended December 31, 2018 to $19,413 thousand for the year ended December 31, 2019, primarily due to a chargeback of services by Ferroglobe to its subsidiaries.

Staff costs

          Staff costs increased $8,504 thousand, or 37.8%, from $22,525 thousand for the year ended December 31, 2018 to $31,030 thousand for the year ended December 31, 2019, primarily due to redundancy payments linked for the closure of the London headquarters in 2019 and the departure costs of the CFO and CEO in the third and last quarter of 2019 respectively. In addition, there was an adjustment of $3,175 thousand to the employee pension plan provision in Venezuela.

Other operating expense

          Other operating expense decreased $19,083 thousand, or 41.0%, from $46,489 thousand for the year ended December 31, 2018 to $27,406 for the year ended December 31, 2019, primarily due to the the sale of Ferroalantica, S.A.U., and the internal efforts to reduce costs in the normal course of business during the second half of the year. Ganzi has ceased operating and was wound up at the end of December 31, 2018 and Hidro Nitro Española, S.A. was sold at the end of December 31, 2018.

Depreciation and amortization charges, operating allowances and write-downs

          Depreciation and amortization charges, operating allowances and write-downs decreased $2,688 thousand, or 62.1%, from $4,328 thousand for the year ended December 31, 2018 to $1,640 thousand for the year ended December 31, 2019, primarily due to the sale of subsidiary Hidro Nitro Española, S.A. (hydro-electric plants in Aragon, Spain).

Impairment losses

          Impairment losses for the year ended December 31, 2019 of $1,421 thousand relates to a leasehold provision associated with the closure of the London office. Impairment losses registered in 2018 were mainly related to Solar assets.

(Loss) gain on disposal of non-current assets

          During the year ended December 31, 2019, the loss on disposal of non-current assets for the year ended December 31, 2019 relates primarily to the sale of Ultra Core Polska, Z.o.o., a subsidiary of the Company, for a net loss of $821 thousand. In 2018, the loss in the Europe segment partially offsets the gain on disposal of non-current assets in Other segments such that the net gain between the two segments primarily represents the net gain on disposal of hydro-electric plant assets of $11,747 thousand included within Other segments.

Results of Operations — Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

	Year ended December 31,
($ thousands)	2018	2017
Sales	2,242,002	1,732,276
Cost of sales	(1,446,677)	(1,043,275)
Other operating income	45,844	18,100
Staff costs	(338,862)	(300,035)
Other operating expense	(277,560)	(234,399)
Depreciation and amortization charges, operating allowances and write-downs	(113,837)	(100,402)
Impairment losses	(58,919)	(31,641)
Net (loss) gain due to changes in the value of assets	(7,623)	7,504
Gain (loss) on disposal of non-current assets	14,564	(4,316)
Bargain purchase gain	40,142	—
Other losses	—	(2,613)

Operating profit (loss)	99,074	41,199

Finance income	4,858	2,409
Finance costs	(57,066)	(59,969)
Financial derivative gain (loss)	2,838	(6,850)
Exchange differences	(14,136)	8,214

Profit (loss) before tax	35,568	(14,997)

Income tax (expense) benefit	(20,459)	14,225

Profit (loss) for the year from continuing operations	15,109	(772)

Profit (loss) for the year from discontinued operations	9,464	(5,050)

Profit (loss) for the year	24,573	(5,822)

Loss attributable to non-controlling interests	19,088	5,144

Profit (loss) attributable to the Parent	43,661	(678)

Sales

          Sales increased $509,726 thousand, or 29.4%, from $1,732,276 thousand for the year ended December 31, 2017 to $2,242,002 thousand for the year ended December 31, 2018, primarily due to the acquisition of manganese-based alloy plants in France and Norway, which accounted for $230,297 thousand in 2018.

          Sales volume increased across all major products (excluding by-products). Silicon metal sales volume increased 8.2%, silicon-based alloys sales volume increased 10.1%, while manganese-based alloys sales volume increased 54.8%, primarily due to the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018.

          Average selling prices of silicon metal and silicon-based alloys increased year over year while average selling prices of manganese-based alloys decreased. The average selling price for silicon metal increased by 16.6% to $2,647/MT in 2018, as compared to $2,270/MT in 2017; the average selling price for silicon-based alloys increased by 14.7% to $1,845/MT in 2018, as compared to $1,608/MT in 2017; and the average selling price for manganese-based alloys decreased by 6.3% to $1,244/MT in 2018, as compared to $1,327/MT in 2017. The increase in average selling prices reflects an upward pricing trend in the markets for silicon metal and silicon-based alloys, while the market for manganese-based alloys remains challenging.

Cost of sales

          Cost of sales increased $403,402 thousand, or 38.7%, from $1,043,275 thousand for the year ended December 31, 2017 to $1,446,677 thousand for the year ended December 31, 2018, primarily due to an increase in sales volumes, particularly manganese-based alloys which increased by 150,239 MT due to the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018.

          Costs of sales for plants in North America, which produce silicon-metal and silicon-based alloys, were comparable in 2018 to 2017, accounting for 56% as a percentage of sales. Continued increases in energy costs and an increase in the purchase price of manganese ore impacted costs for manganese-based alloys in Europe.

Other operating income

          Other operating income increased $27,744 thousand, or 153.3%, from $18,100 thousand for the year ended December 31, 2017 to $45,844 thousand for the year ended December 31, 2018, primarily due to receiving business interruption insurance proceeds of $5,098 thousand, government grant income of $6,873 thousand, sales of greenhouse gas emission credits of $4,685 thousand, as well as operating income related to the use of CO2 in the production process.

Staff costs

          Staff costs increased $38,827 thousand, or 12.9%, from $300,035 thousand for the year ended December 31, 2017 to $338,862 thousand for the year ended December 31, 2018, primarily due to the restart of the Selma, Alabama facility in September 2017 and closure costs associated with the Niagara and Selma facilities at the end of 2018. Additionally staff costs increased due to the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed $15,300 thousand to staff costs in 2018. Further, there was an increase in compensation that is dependent on production levels.

Other operating expense

          Other operating expense increased $43,161 thousand, or 18.4%, from $234,399 thousand for the year ended December 31, 2017 to $277,560 thousand for the year ended December 31, 2018, primarily due to shipping, freight, and storage costs associated with the increase in sales volume, as well as the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed $14,329 thousand to other operating expenses in 2018.

Depreciation and amortization charges, operating allowances and write-downs

          Depreciation and amortization charges, operating allowances and write-downs increased $13,435 thousand or 13.4%, from $100,402 thousand for the year ended December 31, 2017 to $113,837 thousand for the year ended December 31, 2018, primarily due to new assets placed in service related to hydro-electric plants as well as the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed to $7,916 thousand to depreciation.

Impairment losses

          Impairment losses increased $27,278 thousand, or 86.2%, from a loss of $31,641 thousand for the year ended December 31, 2017 to a loss of $58,919 thousand for the year ended December 31, 2018. During the year ended December 31, 2018, the Company recognized an impairment of $40,537 thousand of property, plant and equipment and an impairment of $13,947 thousand of intangible assets related to the Company's solar grade silicon metal production facility located in Puertollano, Spain due to deterioration in the market environment for solar grade silicon (or polysilicon) worldwide. Additionally during the year ended December 31, 2018, the Company recognized an impairment of $2,309 thousand of property, plant and equipment and an impairment of $2,126 thousand of intangible assets at the Company's Mangshi facility located in China.

          During the year ended December 31, 2017, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $30,618 thousand related to the partial impairment of goodwill in Canada, resulting from a decline in future estimated sales prices and a decrease in our estimated long-term growth rate which caused the Company to revise its expected future cash flows from its Canadian business operations.

Net (loss) gain due to changes in the value of assets

          Net (loss) gain due to the changes in the value of assets in 2018 and 2017 primarily relate to the remeasured fair value of the Company's timber farms in South Africa as of December 31, 2018 and 2017.

Gain (loss) on disposal of non-current assets

          The gain on disposal of non-current assets for the year ended December 31, 2018 relates primarily to a gain on disposal of of subsidiary Hidro Nitro Española, S.A. (hydro-electric plants in Aragon, Spain) assets of $11,747 thousand. The net loss of $4,316 thousand for the year ended December 31, 2017 relates primarily to the disposals of certain property plant, and equipment in the U.S. that had a stepped-up fair value at the date of the Business Combination, but were subsequently disposed of during scheduled furnace overhauls in 2017.

Bargain purchase gain

          During the year ended December 31, 2018, the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG ("Glencore") and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge and Ferroglobe Manganèse France. The acquisition resulted in a bargain purchase gain of $40,142 thousand as a result of the acquisition date fair value of the net assets acquired in excess of the purchase consideration.

Other losses

          Other losses during the year ended December 31, 2017 is primarily related to an adjustment of $2,608 thousand to the carrying amount of property, plant and equipment at hydro-electric plants in Spain that were previously classified as held for sale. An expense was recorded equivalent to the depreciation that would have been charged if the business had not been classified as held for sale.

Finance income

          Finance income increased $2,449 thousand, or 101.7%, from $2,409 thousand for the year ended December 31, 2017 to $4,858 thousand for the year ended December 31, 2018, primarily due to the accounts receivable securitization program being in operation for a full year in 2018 compared to five months in 2017. The securitization program resulted in interest income on subordinated loan notes of $3,403 thousand in 2018 compared to $1,935 thousand in 2017.

Finance costs

          Finance costs decreased $2,903 thousand, or 4.8%, from $59,969 thousand for the year ended December 31, 2017 to $57,066 thousand for the year ended December 31, 2018. The impact of a full year of interest expense on the senior unsecured Notes and full year of finance costs from the accounts receivable securitization program were offset by a decrease in interest on loans and credit facilities and lower debt factoring costs.

Financial derivative gain (loss)

          Financial derivative gain of $2,838 thousand in 2018 and financial derivative loss of $6,850 thousand in 2017 both resulted from the cross currency swap entered into in May 2017. The gain or loss is related to the portion of the notional amount of the cross currency swap that is not designated as a cash flow hedge.

Exchange differences

          Exchange differences increased $22,350 thousand, from income of $8,214 thousand for the year ended December 31, 2017 to a loss of $14,136 thousand for the year ended December 31, 2018, primarily due to the fluctuation of foreign exchange rates, mainly the exchange rate between the Euro and the U.S. Dollar.

Income tax (expense) benefit

          Income tax expense increased $34,684 thousand, or 243.8%, from an income tax benefit of $14,225 thousand for the year ended December 31, 2017 to an income tax expense of $20,459 thousand for the year ended December 31, 2018. The tax benefit for the year ended December 31, 2017 is related to the impact of U.S. tax reform which resulted in an income tax benefit of $31,200 thousand representing the remeasurement of the Company's U.S. net deferred tax liability as a consequence of the reduction of the U.S. federal corporate statutory tax rate from 35% to 21% with effect from January 1, 2018, which was offset by income tax expense on taxable income.

Profit (loss) for the year from discontinued operations

          Our Spanish hydro-electric operations were determined to be discontinued and classified as held for sale in June 2019. In August 2019, the Company sold them via the sale of FAU. Accordingly, the results of Spanish energy business are presented as discontinuing operations for the year ended December 31, 2019 and the consolidated income statement for the prior years ended 2018 and 2017 have been restated to reclassify the results of the Company's Spanish hydroelectric assets within profit (loss) for the year from discontinued operations.

          Profit increased $14,513 thousand, or 287.4%, from a loss of $5,050 thousand for the year ended December 31, 2017 to an income of $9,463 thousand for the year ended December 31, 2018.

Segment operations

          During 2017, upon further evaluation of the management reporting structure as a result of the integration of the operations of FerroAtlántica and Globe we have concluded that our Venezuela operations are no longer significant as an operating and reportable segment due to the decision to significantly reduce these operations in 2016. As such, in 2017 we have included our Venezuela operations as part of "Other Segments". The comparative prior periods have been restated to conform to the 2017 reportable segment presentation.

          Operating segments are based upon the Company's management reporting structure. As such, we report our results in accordance with the following segments:

6.
Electrometallurgy — North America;

7.
Electrometallurgy — Europe;

8.
Electrometallurgy — South Africa; and

9.
Other Segments.

Electrometallurgy — North America

	Year ended December 31,
($ thousands)	2018	2017
Sales	710,716	541,143
Cost of sales	(394,044)	(303,096)
Other operating income	4,943	2,701
Staff costs	(115,555)	(90,802)
Other operating expense	(77,670)	(68,537)
Depreciation and amortization charges, operating allowances and write-downs	(69,009)	(66,789)
Impairment losses	—	(30,618)
Loss on disposal of non-current assets	(208)	(3,718)

Operating profit (loss)	59,173	(19,716)

Sales

          Sales increased $169,573 thousand, or 31.3%, from $541,143 thousand for the year ended December 31, 2017 to $710,716 thousand for the year ended December 31, 2018, primarily due to a 16.5% increase in the average selling price of silicon metal due to better market conditions in the current year than in the prior year and a 7.6% increase in sales volumes of silicon metal due to increased production from the restart of the Company's Selma, Alabama facility in September 2017. There was a 71.8% increase in the average selling price of silicon-based alloys (calcium silicon, magnesium ferrosilicon, and different grades of ferrosilicon) mainly due to increased sales of higher purity ferrosilicon (which have higher selling prices) in 2018 and a 17.5% increase in sales volumes of silicon-based alloys. The North American segment additionally added sales of manganese-based alloys, that were produced by our European plants, to its sales mix contributing additional revenue of $30,574 thousands in 2018.

Cost of sales

          Cost of sales increased $90,948 thousand, or 30.0%, from $303,096 thousand for the year ended December 31, 2017 to $394,044 thousand for the year ended December 31, 2018. The increase is primarily due to an increase in metric tons of silicon metal sold partially due the restart of the Selma facility, an increase in metric tons of silicon-based alloys sold due to an increase in customer specific requirements, as well as the addition of manganese-based alloys sales to the sales mix, which added $29,797 thousand to cost of sales in 2018.

Staff costs

          Staff costs increased $24,753 thousand, or 27.3%, from $90,802 thousand for the year ended December 31, 2017 to $115,555 thousand for the year ended December 31, 2018, primarily due to an increase in U.S. head count needed for the restart of our Selma, Alabama facility in September 2017 and closure costs associated with the Niagara and Selma facilities at the end of 2018, as well as an increase in compensation that is dependent on production levels.

Other operating expense

          Other operating expense increased $9,133 thousand, or 13.3%, from $68,537 thousand for the year ended December 31, 2017 to $77,670 thousand for the year ended December 31, 2018, primarily due to shipping, freight, and storage costs associated with the increase in sales volume.

Depreciation and amortization charges, operating allowances and write-downs

          Depreciation and amortization charges, operating allowances and write-downs increased $2,220 thousand, or 3.3%, from $66,789 thousand for the year ended December 31, 2017 to $69,009 thousand for the year ended December 31, 2018, primarily due to $32,440 thousands of capital expenditures during 2018.

Impairment losses

          During the year ended December 31, 2018, in connection with our annual goodwill impairment test, no impairment charge was recognized. During the year ended December 31, 2017, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $30,618 thousand related to the partial impairment of goodwill in Canada, resulting from a decline in future estimated sales prices and a decrease in our estimated long-term growth rate which caused the Company to revise its expected future cash flows from its Canadian business operations.

Loss on disposal of non-current assets

          The loss of $3,718 thousand for the year ended December 31, 2017 relates primarily to the disposals certain property plant, and equipment in the U.S. that had a stepped-up fair value at the date of the Business Combination but were subsequently disposed of during scheduled furnace overhauls in 2017.

Electrometallurgy — Europe

	Year ended December 31,
($ thousands)	2018	2017
Sales	1,447,973	1,083,200
Cost of sales	(1,059,474)	(690,589)
Other operating income	39,817	12,681
Staff costs	(177,047)	(147,595)
Other operating expense	(146,143)	(107,130)
Depreciation and amortization charges, operating allowances and write-downs	(34,974)	(27,404)
Net (loss) gain due to changes in the value of assets	(7)	—
(Loss) gain on disposal of non-current assets	(8,369)	301
Bargain purchase gain	40,142	—
Other losses	—	(13,604)

Operating profit (loss)	101,918	109,860

Sales

          Sales increased $364,773 thousand or 33.7%, from $1,083,200 thousand for the year ended December 31, 2017 to $1,447,973 thousand for the year ended December 31, 2018, primarily due to a $230,297 thousand increase in sales of manganese-based alloys as a result of the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018. The increase in volume was offset by a 13% decrease in average selling prices of manganese-based alloys. Foreign exchange favorably impacted sales by $47,946 thousand.

          Average selling prices (in local currency) for silicon metal, silicon-based alloys and manganese alloys pricing increased 14%, increased 13% and decreased 5%, respectively, primarily due to the market index pricing in Europe. The sales volume of primary products increased of 5% for the year ended December 31, 2018 compared to the year ended December 31, 2017.

Cost of sales

          Cost of sales increased $368,885 thousand, or 53.4%, from $690,589 thousand for the year ended December 31, 2017 to $1,059,474 thousand for the year ended December 31, 2018, primarily due to the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, resulting in an increase in cost of sales of $210,629 thousand. Cost of sales further increased by $68,495 thousand due to higher sales volumes and increased by $74,453 thousand due to higher costs of raw materials and energy. Foreign exchange differences had an additional negative impact of $15,308 thousand.

Other operating income

          Other operating income increased $27,136 thousand, or 214.0%, from $12,681 thousand for the year ended December 31, 2017 to $39,817 thousand for the year ended December 31, 2018, primarily due to government grant income of $6,873 thousand, sales of greenhouse gas emission credits of $4,685 thousand, as well as operating income related to the use of CO2 in the production process. The Company additionally received insurance proceeds of $5,098 thousand relating to a business interruption claim at plants located in France. There was a favorable foreign exchange impact, which increased Euro-denominated income by $568 thousand.

Staff costs

          Staff costs increased $29,452 thousand or 20.0%, from $147,595 thousand for the year ended December 31, 2017 to $177,047 thousand for the year ended December 31, 2018, primarily due to the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed $15,300 thousand to staff cost in 2018. The remainder of the increase is attributable to financial performance based compensation in France. There was an unfavorable foreign exchange impact, which increased Euro-denominated costs by $7,398 thousand.

Other operating expense

          Other operating expense increased $39,013 thousand, or 36.4%, from $107,130 thousand for the year ended December 31, 2017 to $146,143 thousand for the year ended December 31, 2018, primarily due to shipping, freight, and storage costs associated with the increase in sales volume, as well as the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed $14,329 thousand to other operating expenses in 2018.

Depreciation and amortization charges, operating allowances and write-downs

          Depreciation and amortization charges, operating allowances and write-downs increased $7,570 thousand, or 27.6%, from $27,404 thousand for the year ended December 31, 2017 to $34,974 thousand for the year ended December 31, 2018, primarily due to the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed $7,916 thousand to depreciation in 2018. There was an unfavorable foreign exchange impact, which increased Euro-denominated costs by $1,216 thousand.

(Loss) gain on disposal of non-current assets

          During the year ended December 31, 2018, the loss on disposal of non-current assets in the Europe segment reflects the loss on the parent's investment in intercompany subsidiaries of Other segments. The loss in the Europe segment partially offsets the gain on disposal of non-current assets in Other segments such that the net gain between the two segments primarily represents the net gain on disposal of hydro-electric plant assets of $11,747 thousand included within Other segments. Refer to Gain (loss) on disposal of non-current assets in the Results of Operations section above for an explanation of the Company's Gain (loss) on disposal of non-current assets on a consolidated basis.

Bargain purchase gain

          During the year ended December 31, 2018, the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG ("Glencore") and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge and Ferroglobe Manganèse France. The acquisition resulted in a bargain purchase gain of $40,142 thousand as a result of the acquisition date fair value of the net assets acquired in excess of the purchase consideration.

Other losses

          Other losses during the year ended December 31, 2017 in the European segment reflects the losses on the parent's investment in intercompany subsidiaries which eliminate during consolidation of all segments. Refer to Other losses in the Results of Operations section above for an explanation of the Company's Other losses on a consolidated basis.

Electrometallurgy — South Africa

	Year ended December 31,

($ thousands)	2018	2017

Sales	208,543	122,504
Cost of sales	(137,177)	(81,744)
Other operating income	3,420	2,868
Staff costs	(23,735)	(23,495)
Other operating expense	(26,353)	(24,462)
Depreciation and amortization charges, operating allowances and write-downs	(5,526)	(5,788)
Net (loss) gain due to changes in the value of assets	(7,616)	7,222
Loss on disposal of non-current assets	(261)	(138)

Operating profit (loss)	11,295	(3,033)

Sales

          Sales increased $86,039 thousand, or 70.2%, from $122,504 thousand for the year ended December 31, 2017 to $208,543 thousand for the year ended December 31, 2018, primarily due to a 219% increase in silicon metal sales volumes, as a result of furnaces 1 and 3 of Polokwane plant being idle during 2017 and operational in 2018. Average selling prices of silicon metal increased 5% and average selling prices of silicon-based alloys increased 16% while sales volumes of silicon metal increased 219% and sales volumes of silicon-based alloys increased 12%. There was a positive foreign exchange impact, which increased sales by $5,443 thousand.

Cost of sales

          Cost of sales increased $55,433 thousand, or 67.8%, from $81,744 thousand for the year ended December 31, 2017 to $137,177 thousand for the year ended December 31, 2018, primarily due to a 219% increase in silicon metal sales volumes from 2017 to 2018 and a 12% in silicon-based alloy sales volumes. An unfavorable foreign exchange impact increased cost of sales by $3,431 thousand.

Other operating income

          Other operating income increased $552 thousand, or 19.2%, from $2,868 thousand for the year ended December 31, 2017 to $3,420 thousand for the year ended December 31, 2018, primarily due to an increase in sales of scrap. There was also a favorable foreign exchange impact, which increased other operating income by $161 thousand.

Staff costs

          Staff costs increased $240 thousand, or 1.0%, from $23,495 thousand for the year ended December 31, 2017 to $23,735 thousand for the year ended December 31, 2018, due to the staffing adjustments and employee separation costs in connection with the idling of Polokwane plant during 2017. Foreign exchange impact more than offset the higher costs in local currency in 2017 and increased staff costs by $1,073 thousand.

Other operating expense

          Other operating expense increased $1,891 thousand, or 7.7%, from $24,462 thousand for the year ended December 31, 2017 to $26,353 thousand for the year ended December 31, 2018, primarily due to higher variable, selling, and administrative costs during 2018 as the Polokwane plant was idled or operating at a reduced production level in 2017. Foreign exchange rate movements further increased other operating expense by $1,039 thousand.

Depreciation and amortization charges, operating allowances and write-downs

          Depreciation and amortization charges, operating allowances and write-downs decreased $262 thousand, or 4.5%, from $5,788 thousand for the year ended December 31, 2017 to $5,526 thousand for the year ended December 31, 2018 primarily attributable to a depreciation true-up partially offset by an unfavorable foreign exchange impact that increased depreciation and amortization by $365 thousand.

Net (loss) gain due to changes in the value of assets

          Net (loss) gain due to the changes in the value of assets in 2018 and 2017 primarily relate to the remeasured fair value of the Company's timber farms in South Africa as of December 31, 2018 and 2017.

Other segments

	Year ended December 31,

($ thousands)	2018	2017

Sales	62,075	50,782
Cost of sales	(43,194)	(33,496)
Other operating income	16,666	15,520
Staff costs	(22,525)	(37,923)
Other operating expense	(46,489)	(50,428)
Depreciation and amortization charges, operating allowances and write-downs	(4,328)	(430)
Impairment losses	(58,919)	(1,007)
Gain (loss) on disposal of non-current assets	23,402	(818)
Other losses	—	(2,625)

Operating (loss) profit	(73,312)	(60,425)

Sales

          Sales increased $11,293 thousand, or 22.2%, from $50,782 thousand for the year ended December 31, 2017 to $62,075 for the year ended December 31, 2018, primarily due to an increase of $6,973 thousand in sales of silicon-based alloys at the Company's Argentinian facility, Globe Metales S.A.

Cost of sales

          Cost of sales increased $9,698 thousand, or 29%, from $33,496 thousand for the year ended December 31, 2017 to $43,194 thousand for the year ended December 31, 2018, primarily due to an increase in sales volumes of silicon-based alloys at the Company's Argentinian facility, Globe Metales S.A., which resulted in a $5,282 thousand increase in cost of sales.

Other operating income

          Other operating income increased $1,146 thousand, or 7.4%, from $15,520 thousand for the year ended December 31, 2017 to $16,666 thousand for the year ended December 31, 2018, primarily due to a chargeback of services by Ferroglobe to its subsidiaries. The increase was offset by a decrease of income generated from mutual fund investments held at the Company's Argentinian facility, Globe Metales S.A., as these investments were sold during the year.

Staff costs

          Staff costs decreased $15,398 thousand, or 40.6%, from $37,923 thousand for the year ended December 31, 2017 to $22,525 thousand for the year ended December 31, 2018, primarily as a result of reduced costs and favorable foreign exchange of $4,201 thousand at our facility in Venezuela. The decrease is also attributable to share-based compensation income on liability settled outstanding share-based awards of $3,886 thousand as a result of a decline in the stock price over the twelve month period ended December 31, 2018 as well as lower discretionary remuneration based on financial performance.

Other operating expense

          Other operating expense decreased $3,939 thousand, or 7.8%, from $50,428 thousand for the year ended December 31, 2017 to $46,489 for the year ended December 31, 2018, primarily due to the accrual of $12,444 thousand for accrual of contingent liabilities in 2017. The decrease was offset by an increase in other operating expenses of $4,619 at the Manghsi facility related to impairment of assets.

Depreciation and amortization charges, operating allowances and write-downs

          Depreciation and amortization charges, operating allowances and write-downs increased $3,898 thousand, or 906.5%, from $430 thousand for the year ended December 31, 2017 to $4,328 thousand for the year ended December 31, 2018, primarily due to additions to property, plant and equipment associated with the Company's solar project initiative.

Impairment losses

          Impairment losses for the year ended December 31, 2018 of $58,919 thousand relates to impairment of fixed assets and intangible assets at the Company's solar grade silicon metal production facility located in Puertollano, Spain and the Company's Mangshi facility located in China. Refer to the Results of Operations section above for an explanation of the Company's Impairment losses.

Gain (loss) on disposal of non-current assets

          The gain included in Other segments offsets the loss included in the Europe segment such that the net gain after offsetting the loss between segments primarily represents the gain on disposal of hydro-electric plant assets of $11,747 thousand. Refer to Gain (loss) on disposal of non-current assets in the Results of Operations section above for an explanation of the Company's Gain (loss) on disposal of non-current assets on a consolidated basis.

Other losses

          Other losses during the year ended December 31, 2017 is primarily related to an adjustment of $2,608 thousand to the carrying amount of property, plant and equipment at subsidiary Hidro Nitro Española, S.A. (hydroelectric plants in Aragon, Spain) that were previously classified as held for sale. An expense was recorded equivalent to the depreciation that would have been charged if the business had not been classified as held for sale.

Effect of Inflation

          Management believes that the impact of inflation was not material to Ferroglobe's results of operations in the years ended December 31, 2019, 2018 and 2017, although we experienced the impact of Venezuelan inflation in 2019, 2018 and 2017 on FerroVen, S.A.'s production costs in these years, which resulted in a loss of competitiveness. FerroVen, S.A. was idled in August 2018.

Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs

          Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. For example, we experienced a weakened economic environment in national and international metals markets, including a sharp decrease in silicon metal prices in all major markets from late 2014 to late 2017. During the second half of 2018 and throughout 2019, we experienced the most dramatic decline in prevailing prices of our products, which adversely affected our results. Any decline in the global silicon metal, manganese- and silicon-based alloys industries, including as a result of the COVID-19 pandemic, could have a material adverse effect on our business, results of operations and financial condition.

B.  Liquidity and Capital Resources

Sources of Liquidity

          Ferroglobe's primary sources of long-term liquidity are its senior unsecured notes with a $350,000 thousand aggregate principal at an interest rate of 9.375%, due on March 1, 2022, ("the Notes"), and a US Dollar-denominated NorthAmerican asset-based loan with an aggregate principal amount of $100,000 thousand maturing on October 11, 2024 ($58,049 thousand drawn down as of December 31, 2019).

          On October 11, 2019, Ferroglobe closed the aforementioned $100,000 thousand North-American asset-based loan, (the "ABL Revolver"), with Globe Specialty Metals, Inc., and QSIP Canada ULC, each a subsidiary of the Company, as borrowers and PNC Bank, as lender. Ferroglobe PLC was not required to provide a guarantee of this facility, but entered into a Non-Recourse Pledge Agreement with the lender in respect of its shares in Globe Speciliaty Metals, Inc. The Revolving Credit Facility was immediately repaid using the proceeds from the ABL Revolver and existing cash and cash equivalents of the group. The Company is seeking to optimize its working capital, including a European accounts receivable securitization program whereby up to $150,000 thousand of trade receivables can be sold. This accounts receivable securitization program provided $58,339 thousand of upfront cash consideration as at December 31, 2019.

          Ferroglobe's primary short-term liquidity needs are to fund its capital expenditure commitments and operational needs and service its existing debt. Ferroglobe's long-term liquidity needs primarily relate to debt repayment. Ferroglobe's core objective with respect to capital management is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it participates, while keeping the cost of capital at competitive levels.

          For the year ended December 31, 2019, operating activities generated a negative cash flow of ($74,227) thousand, compared to $73,777 thousand in 2018 and $150,375 thousand in 2017.

Investing activities generated a total of $165,910 thousand of cash in 2019, compared to a use of $85,875 thousand in 2018 and an use of $74,818 thousand in 2017. Financing activities resulted in a total outflow of $180,972 thousand in cash in 2019, compared to an inflow of $53,303 thousand in 2018 and an outflow of $113,397 thousand in 2017. See "Cash Flow Analysis" below for additional information.

          As of December 31, 2019 and 2018, Ferroglobe had cash, restricted cash and cash equivalents of $123,175 thousand (of which $28,323 thousand is restricted cash) and $216,647 thousand, respectively. Cash and cash equivalents are primarily held in U.S. Dollars and Euros.

          As of December 31, 2019, Ferroglobe's total gross financial debt was $606,361 thousand as compared to $645,390 thousand as of December 31, 2018. As of December 31, 2019, gross financial debt comprised debt instruments of $354,951 thousand ($352,595 in 2018), bank borrowings of $158,999 thousand ($141,012 in 2018), $25,872 thousand of finance leases ($66,471 thousand in 2018), and other financial liabilities of $66,539 thousand ($85,312 thousand in 2018).

Working Capital Position

          Taking into account generally expected market conditions, but subject to the uncertainties created by the COVID-19 pandemic, Ferroglobe anticipates that cash flow generated from operations will be sufficient to fund its operations, including its working capital requirements, and to make the required principal and interest payments on its indebtedness during the next 12 months.

          As of December 31, 2019, Ferroglobe's working capital position (defined as inventories and trade and other receivables less trade and other payables) was $473,956 thousand.

Capital Expenditures

          Ferroglobe incurs capital expenditures in connection with expansion and productivity improvements, production plants maintenance and research and development projects. Capital expenditures are funded through cash generated from operations and financing activities. Ferroglobe's capital expenditures for the years ended December 31, 2019, 2018 and 2017 were $32,445 thousand, $106,136 thousand and $74,616 thousand, respectively. Principal capital expenditures during these periods were primarily for maintenance and improvement works at Ferroglobe's plants and mines. Subject to the uncertainties created by the COVID-19 pandemic, we expect our capital expenditures for 2020 to equal approximately $40,010 thousand. We have the ability to reduce our capital expenditures by, as needed, idling individual electrometallurgical manufacturing facilities. During 2019, the Company has decreased its capital expenditures, driven mainly to a drop in investment in the solar project, $7,159 thousand in 2019 compared to $32,740 thousand in 2018. Capital expenditures in connection with our solar grade silicon joint venture are financed in part by a loan obtained from the Spanish Ministry of Industry and Energy. See "Item 4.B. — Information on the Company — Business Overview — Research and Development (R&D) — Solar grade silicon" and "Item 7.B. — Major Shareholders and Related Party Transactions — Related Party Transactions." See also "— Tabular Disclosure of Contractual Obligations" for disclosure regarding future committed capital expenditures.

Cash Flow Analysis — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

          The following table summarizes Ferroglobe's primary sources (uses) of cash for the years ended December 31, 2019 and 2018:

	Year ended December 31,

($ thousands)	2019	2018

Cash and cash equivalents at beginning of period	216,647	184,472
Cash flows from operating activities	(74,227)	73,777
Cash flows from investing activities	165,910	(85,875)
Cash flows from financing activities	(180,972)	53,303
Exchange differences on cash and cash equivalents in foreign currencies	(4,183)	(9,030)

Cash, restricted cash and cash equivalents at end of period	123,175	216,647

Cash, restricted cash and cash equivalents at end of period from statement of financial position	123,175	216,647

          Ferroglobe paid nil dividends during the year ended December 31, 2019 and paid $20,642 thousand for the year ended December 31, 2018.

Cash flows from operating activities

          Cash flows from operating activities decreased $148,004 thousand, from a positive cash generated of $73,777 thousand for the year ended December 31, 2018, to a cash consumed of ($74,227) thousand for the year ended December 31, 2019. Operating profits decreased significantly, driven by a decrease in sales volumes, decline pricing for silicon metal and silicon-based alloys.

          Income taxes paid decreased $32,819 thousand, reflecting payments on account for a less profitable year, while interest increased $15 thousand.

Cash flows from investing activities

          Cash flows from investing activities increased $251,785 thousand from an outflow of $85,875 thousand for the year ended December 31, 2018 to an inflow of $165,910 thousand for the year ended December 31, 2019. Capital expenditures decreased during the year ended December 31, 2019 to $32,445 thousand from $106,136 thousand during the year ended December 31, 2018. Also, the effect of consolidating the accounts receivable securitization entity meant that an amount equal to $9,088 was included in cash flows from investing activities. Additional cash inflows were the proceeds from the disposal of certain non-core assets, including $177,627 thousand from the sale of subsidiary FerroAtlántica, S.A.U. and $8,668 thousand from the sale of timber farm plantations in South Africa and $3,018 thousand from other asset sales.

Cash flows from financing activities

          Cash flows from financing activities decreased $234,275 thousand, from an inflow of $53,303 thousand for the year ended December 31, 2018 to an outflow of $180,972 thousand for the year ended December 31, 2019. On October 11, 2019, the Revolving Credit Facility was repaid $134,570 and replaced with the ABL Revolver. The ABL Revolver had a balance of $62,835 thousand at December 31, 2019. The Company has not factoring without recourse arrangements for other receivables as of December, 31 2019. On August 30, 2019, the hydro-lease was repaid $55,352 thousand.

Cash Flow Analysis — Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

          The following table summarizes Ferroglobe's primary sources (uses) of cash for the years ended December 31, 2018 and 2017:

	Year ended December 31,

($ thousands)	2018	2017

Cash and cash equivalents at beginning of period	184,472	196,982
Cash flows from operating activities	73,777	150,375
Cash flows from investing activities	(85,875)	(74,818)
Cash flows from financing activities	53,303	(113,397)
Exchange differences on cash and cash equivalents in foreign currencies	(9,030)	25,330

Cash, restricted cash and cash equivalents at end of period	216,647	184,472

Cash, restricted cash and cash equivalents at end of period from statement of financial position	216,647	196,931

          Ferroglobe paid dividends of $20,642 thousand during the year ended December 31, 2018 and paid nil for the year ended December 31, 2017

Cash flows from operating activities

          Cash flows from operating activities decreased $76,598 thousand, from $150,375 thousand for the year ended December 31, 2017, to $73,777 thousand for the year ended December 31, 2018. Despite weaker performance in the second half of the year, 2018 was a strong year for the Company. Operating profits increased significantly, driven by an increase in sales volumes, improved pricing for silicon metal and silicon-based alloys and a significant contribution from the energy business. Nevertheless, cash flows from operating activities fell by almost half, primarily attributable to the increase in working capital necessary to sustain the newly acquired manganese alloy businesses in France and Norway. Additionally, 2017 operating cash flows benefited from the replacement of the Company's European invoice factoring facility with a much larger accounts receivable securitization program that also included the United States and Canada.

          Income taxes paid increased $9,644 thousand, reflecting payments on account for a more profitable year, while interest increased $3,888 thousand, mainly due to a full year of interest on the senior Notes.

Cash flows from investing activities

          Cash flows from investing activities decreased $11,057 thousand from an outflow of $74,818 thousand for the year ended December 31, 2017 to an outflow of $85,875 thousand for the year ended December 31, 2018. Capital expenditures increased during the year ended December 31, 2018 to $106,136 thousand from $74,616 thousand during the year ended December 31, 2017, which included increased spend on the solar grade silicon pilot plant in Puertollano, Spain. In 2018, the Company invested $20,379 thousand to acquire 100% of the share capital of Glencore's manganese alloy businesses in France and Norway. These outflows were partially offset by proceeds from the disposal of certain non-core assets, including $20,533 thousand from the sale of subsidiary Hidro Nitro Española, S.A. (hydro-electric plants in Aragon, Spain) and $12,734 thousand from the sale of timber farm plantations in South Africa and $6,861 thousand from other asset sales.

Cash flows from financing activities

          Cash flows from financing activities increased $166,700 thousand, from an outflow of $113,397 thousand for the year ended December 31, 2017 to an inflow of $53,303 thousand for the year ended December 31, 2018. In 2018, the Company increased bank borrowings, with $135,919 thousand of principal drawn under the Revolving Credit Facility at December 31, 2018 and $6,102 thousand received from the short-term factoring of certain non-trade receivables. These inflows were partially offset by the repayment of loans from Spanish government agencies of $33,096 thousand, $20,100 thousand paid out under the share repurchase program and the payment of $20,642 thousand in dividends to shareholders.

Capital resources

          Ferroglobe's core objective is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it operates, while keeping the cost of capital at competitive levels. In addition to cash flows from continuing operations, the Company's main sources of capital resources are its senior Notes with an aggregate principal value of $350,000 thousand and the ABL Revolver with an aggregate principal amount of $100,000 thousand.

          Payments of dividends, distributions and advances by Ferroglobe's subsidiaries will be contingent upon their earnings and business considerations and may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from Ferroglobe's Venezuelan and Argentinean subsidiaries have been subject to certain restrictions and there is no assurance that further restrictions will not be imposed. Additionally, Ferroglobe's right to receive any assets of its subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of such subsidiaries' creditors, including trade creditors.

          Details and description of Ferroglobe's debt instrument and ABL Revolver are described in Notes 16 and 18 of the Consolidated Financial Statements.

C.  Research and Development, Patents and Licenses, etc.

          For additional information see "Item 4.B. — Information on the Company — Business Overview — Research and Development (R&D)."

D.  Trend Information

          We discuss in Item 5.A. above and elsewhere in this annual report, trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that we believe are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources or to cause the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

E.  Off-Balance Sheet Arrangements

          We do not have any outstanding off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

          The following table sets forth Ferroglobe's contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2019.

		Payments Due by Period

($ thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Long and short term debt obligations	688,618	83,866	534,459	60,780	9,513
Capital expenditures	15,635	15,635	—	—	—
Leases	28,641	10,161	12,510	5,059	911
Power purchase commitments(1)	346,687	125,031	221,656	—	—
Purchase obligations(2)	33,032	33,032	—	—	—

Total	1,112,613	267,725	768,625	65,839	10,424

(1)
Represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchases. Minimum charges requirements expire after providing one year notice of contract cancellation.

(2)
The Company has outstanding purchase obligations with suppliers for raw materials in the normal course of business. The disclosed purchase obligation amount represents commitments to suppliers that are enforceable and legally binding and do not represent total anticipated purchases of raw materials in the future.

          The table above also excludes certain other obligations reflected in our consolidated balance sheet, including estimated funding for pension obligations, for which the timing of payments may vary based on changes in the fair value of pension plan assets and actuarial assumptions. We expect to contribute approximately $1,159 thousand to our pension plans for the year ended December 31, 2020.

G.  Safe Harbor

          This annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See "Cautionary Statements Regarding Forward-Looking Statements."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

B.  Related Party Transactions

          The following includes a summary of material transactions with any: (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us, (ii) associates, (iii) individuals owning, directly or indirectly, an interest in the voting power of the Company, that gives them significant influence over us, and close members of any such individual's family, (iv) key management personnel, including directors and senior management of such companies and close members of such individuals' families or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

Grupo VM shareholder agreement

          On November 21, 2017, we entered into an amended and restated shareholder agreement with Grupo VM (the "Grupo VM Shareholder Agreement"), as amended on January 23, 2018, that contains various rights and obligations with respect to Grupo VM's Ordinary Shares, including in relation to the appointment of directors and dealings in the Company's shares. It sets out a maximum number of directors (the "Maximum Number") designated by Grupo VM (each, a "Grupo VM Director") dependent on the percentage of share capital in the Company held by Grupo VM. The Maximum Number is three, if Grupo VM's percentage of the Company's shares is greater than 25%; two if the percentage is greater than 15% but less than 25%; and one if the percentage is greater than 10% but less than 15%. As at the date of the Grupo VM Shareholder Agreement, the Board of Directors of the Company has three Grupo VM Directors.

          Under the Grupo VM Shareholder Agreement, Grupo VM has the right to submit the names of one or more director candidates (a "Grupo VM Nominee") to the Nominations Committee for consideration to be nominated or appointed as a director as long as it holds 10% or more of Company's shares. If the Nominations Committee does not recommend a Grupo VM Nominee for nomination or appointment or if the requisite approval of the Board of Directors is not obtained in accordance with the Articles, Grupo VM shall, in good faith, and as promptly as possible but in all cases within thirty days, submit the names of one or more additional (but not the same) Grupo VM Nominees for approval. Grupo VM shall continue to submit the names of additional (but not the same) Grupo VM Nominees until such time as the favorable recommendation of the Nominations Committee and requisite approval of the Board of Directors are obtained. On December 23, 2015, Grupo VM designated Javier López Madrid to serve as the Executive Vice-Chairman of the Board in connection with the closing of the Business Combination. Upon the resignation of Alan Kestenbaum as Executive Chairman of the Board, Mr. López Madrid was appointed as Executive Chairman of the Board effective December 31, 2016. Mr. López Madrid is also the Chairman of the Nominations Committee.

          The Board of Directors are prohibited from filling a vacancy created by the death, resignation, removal or failure to win re-election (a "Casual Vacancy") of a Grupo VM Director other than with a Grupo VM Nominee. Grupo VM shall have the right to submit a Grupo VM Nominee for appointment to fill a Casual Vacancy only if the Casual Vacancy was created by the death, resignation, removal or failure to win re-election of a Grupo VM Director. Grupo VM does not have the right to submit a Grupo VM Nominee for appointment to fill a Casual Vacancy if the number of Grupo VM Directors equals or exceeds the Maximum Number. In connection with any meeting of shareholders to elect directors, the number of Grupo VM Nominees in the slate of nominees recommended by the Board of Directors must not exceed the Maximum Number.

          Subject to certain exceptions, Grupo VM has preemptive rights to subscribe for up to its proportionate share of any shares issued in connection with any primary offerings. The Grupo VM

Shareholder Agreement (i) also restricts the ability of Grupo VM and its affiliates to acquire additional shares and (ii) contains a standstill provision that limits certain proposals and other actions that can be taken by Grupo VM or its affiliates with respect to the Company, in each case, subject to certain exceptions, including prior Board approval. The Grupo VM Shareholder Agreement also restricts the manner by which, and persons to whom, Grupo VM or its affiliates may transfer shares. On February 3, 2016, during an in person meeting of our Board, the Board approved the purchase of up to 1% of the shares by Javier López Madrid in the open market pursuant to Section 5.01(b)(vi) of the Grupo VM Shareholder Agreement.

          The Grupo VM Shareholder Agreement will terminate on the first date on which Grupo VM and its affiliates hold less than 10% of the outstanding Shares.

AK shareholder agreement

          On December 23, 2015, we entered into a separate shareholder agreement with Mr. Kestenbaum and certain of his affiliates (the "AK Shareholder Agreement") that contained various rights and obligations with respect to their shares. Pursuant to the AK Shareholder Agreement, Mr. Kestenbaum was appointed as Executive Chairman of the Board on December 23, 2015 in connection with the closing of the Business Combination. Mr. Kestenbaum resigned as Executive Chairman of the Ferroglobe Board of Directors, effective December 31, 2016.

          Under the AK Shareholder Agreement, except with respect to a contested election for directors (other than Grupo VM Nominees), that occurs after the fifth anniversary of the closing of the Business Combination, so long as Mr. Kestenbaum and his affiliates own at least 1% of the total issued and outstanding shares, Mr. Kestenbaum and his affiliates are obliged to vote their shares to cause the election or reelection, as applicable, of the Grupo VM Nominees and the other persons nominated by the Board for election of directors. In the case of a contested election for directors that occurs from and after the fifth anniversary of the closing of the Business Combination, Mr. Kestenbaum and his affiliates may vote their shares with respect to the election of directors (other than the Grupo VM Nominees) in any manner with respect to such contested election for directors. Mr. Kestenbaum and his affiliates must always vote in favor of the Grupo VM Nominees.

          The AK Shareholder Agreement also provides that Mr. Kestenbaum will enter into a "gain recognition agreement" with the IRS if he is treated as a "five-percent transferee shareholder" of the Company following the Business Combination, and will enter into subsequent "gain recognition agreements" with respect to actions or transactions taken by the Company or its affiliates, as required under applicable law.

          The AK Shareholder Agreement will terminate upon the aggregate total issued and outstanding shares owned by Mr. Kestenbaum and his affiliates falling below 1%; provided that the tax covenants and indemnification obligation will survive until such time as set forth in the AK Shareholder Agreement.

Registration rights agreement

          On December 23, 2015, we entered into a registration rights agreement with Grupo VM and Mr. Kestenbaum pursuant to which we granted certain registration rights to each of Grupo VM and Mr. Kestenbaum.

Agreements with executive officers and key employees

          We have entered into agreements with our executive officers and key employees. See "Item 6.A. — Directors, Senior Management and Employees — Directors, Senior Management and Employees" of our 2019 20-F for more information.

VM Energía and Energya VM

          Under two contracts entered into in April 2013 between each of FerroAtlántica S.A.U., ("FAU") a wholly-owned subsidiary of FerroAtlántica, and Hidro Nitro Española and VM Energía, a Spanish company wholly-owned by Grupo VM, VM Energia provided strategic advisory services on the day-to-day operations of FerroAtlántica Group's hydro-electric plants. VM Energía's services under these contracts included the provision of advisory services in relation to any economic, technical and administrative aspect of FerroAtlántica Group's energy operations, the preparation of periodic reports assessing the main risks associated with the energy market and analyzing the performance of each hydro-electric power plant, the provision of advisory services in connection with changes in the applicable energy regulatory framework and related assistance in dealing with the competent energy authorities. For these services FAU and Hidro Nitro Española paid VM Energía a monthly remuneration calculated as a percentage of the revenues made each month by FerroAtlántica Group's hydro-electric power plants. For the fiscal years ended December 31, 2017 and 2016, FAU and Hidro Nitro Española made transactions under these contracts to VM Energía of $2,435 thousand and $2,880 thousand, respectively. The contracts had five-year terms and expired on January 1, 2018. As of February 2018, an agreement was entered into between FAU and VM Energía or the provision of technical, economic and regulatory advisory services in respect of the hydro-power assets in Galicia for a twelve month term, renewing annually for up to 36 months. For the fiscal year ended December 31, 2018, FAU made transactions under this agreement to VM Energía of $534 thousand. VM Energía was not legally deemed to be a direct or indirect operator of the hydro-electric power plants owned by FAU in spite of the services provided to FAU under these strategic advisory services agreements. Hidro Nitro Española was sold ("the HNE Disposal") and is no longer a direct or indirect subsidiary of the Company with effect from December 31, 2018. On August 30, 2019 the whole of the issued share capital of FAU was sold to investment vehicles affiliated with TPG Sixth Street Partners (the "FAU Disposal") and FAU is no longer a direct or indirect subsidiary of the Company with effect from August 30, 2019. All of the assets of FAU as at the date of the FAU Disposal were transferred as part of this transaction, including the hydroelectric power plants in Galicia and associated contracts, including the advisory services agreement with VM Energía. For the period during the fiscal year to December 31, 2019 that FAU was a subsidiary of the Company, FerroAtlántica made transactions under this agreement to VM Energía of $340

          Under an agreement made on March 10, 2014 between FAU and VM Energía, VM Energía provided FAU with advisory services in connection with the construction in Galicia, Spain of hydro-power plants. The construction of these assets was completed in March 2018 and VM Energía continued to provide services during a two-year warranty period running into 2020. For the fiscal years ended December 31, 2019, 2018 and 2017, FAU's obligations to make payments to VM Enérgia under this agreement amounted to $34 thousand, $129 thousand and $265 thousand, respectively. This agreement was terminated in January 2019.

          Under contracts entered into with FAU on June 22, 2010 and December 29, 2010 (assigned to FerroAtlántica de Boo, S.L.U. ("FAU Boo") and to FerroAtlántica de Sabon, S.L.U. ("FAU Sabon") in August 2019 in anticipation of the FAU Disposal), and with Hidro Nitro Española on December 27, 2012 (assigned to FerroAtlántica del Cinca when Hidro Nitro Española was sold in December 2018), VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FAU (now FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) in the wholesale power market. The contracts allow FAU (now FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract. The contracts were renewed in January 2019 and will renew annually for up to three years unless terminated. The relevant contracting party within the Ferroglobe group pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal year ended December 31, 2019, FAU Boo, FAU Sabon and FerroAtlantica del Cinca's obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $27,355 thousand, $16,939 thousand and $20,736 thousand, respectively. For the period from January 1, 2019 to August 30, 2019 FAUs obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $376. For the fiscal years ended December 31, 2018, 2017 and 2016, FAUs and Hidro Nitro Española's and (since July 2018) FerroAtlantica del Cinca's obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $99,939 thousand, $94,049 thousand and $69,083 thousand, respectively. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers. Deposit guarantees of $2,224 thousand on each were provided to VM Energía in respect of the provision of energy to the Boo and Sabon facilities under agreements entered into on October 20, 2010 in the case of Boo and January 19, 2011 in the case of Sabon. These deposit guarantee agreements terminated on December 31, 2018. In January 2018, FAU entered into an energy swap agreement with Enérgya VM Generación, S.L. ("Enérgya VM"), a Spanish company wholly-owned by VM Energía, in connection with the energy supply agreements for the plants; this agreement was transferred out of the Ferroglobe group of companies as a consequence of the FAU Disposal in August 2019. A similar agreement dated January 25, 2016 expired in 2016.

          Under contracts entered into with Rocas, Arcillas y Minerales SA ("RAMSA") on December 3, 2010 and with Cuarzos Industriales SA ("CISA") on April 27, 2012, VM Energía supplied the energy needs of the mining facilities operated by those companies, as a broker for RAMSA and CISA in the wholesale power market. RAMSA and CISA are both subsidiaries of the Company operating in the mining sector. For the fiscal years ended December 31, 2018, 2017 and 2016, RAMSA's obligations to make payments to VM Enérgia under this agreement amounted to $526 thousand, $371 thousand and $297 thousand, respectively; and CISA's obligations to make payments to VM Enérgia under this agreement amounted to $277 thousand, $256 thousand and $227 thousand, respectively. These agreements superseded in 2019 by agreements entered into as of 15 March 2019 between VM Energía and each of RAMSA and CISA pursuant to which VM Energía provides equivalent intermediary services for term of one year, renewing annually. For the fiscal year to December 2019, RAMSA was obliged to make payments to VM Energía of $454 thousand under its agreements then in force with VM Energía and CISA was obliged to make payments to VM Energía of $222 thousand under its agreements then in force with VM Energía.

          Additionally, for the fiscal year ended December 31, 2019, 2018 and 2017, Enérgya VM invoiced other subsidiaries of FerroAtlántica for a total amount of $89 thousand, $80 thousand and $32 thousand, respectively. No additional sums were invoiced in the fiscal year to December 31, 2016.

          Under contracts dated June 30, 2012, Enérgya VM arranged for the sale of energy produced by FAU and Hidro Nitro Española's hydroelectric plants. Pursuant to the contracts, Enérgya VM provided energy market brokerage services and represented FerroAtlántica subsidiaries before the applicable energy market operator, the system operator and the Spanish National Markets and Competition Commission. FAU and Hidro Nitro Española paid Enérgya VM a monthly remuneration calculated as a percentage of the sales made each month by their hydroelectric power plants. These contracts came to an end in 2017 and have not been renewed. In January 2018, control and representation contracts were entered into between FAU Hidro Nitro Española and Enérgya VM, under which Energya VM represented FAU or Hidro Nitro Española (as appropriate) in delivering energy from the relevant FerroAtlántica's hydro plants to the energy markets in the period to 2020. For the fiscal years ended December 31, 2018, 2017 and 2016, Hidro Nitro Española invoiced Enérgya VM for the sales made by its hydroelectric plant for a total amount of $11,874 thousand, $7,419 thousand and $5,154 thousand, respectively and FAU invoiced to Enérgya VM for the sales made by its hydroelectric plant for a total amount of $31,898 thousand, $9,803 thousand and $15,398 thousand, respectively. For the period from January 1, 2019 to completion of the FAU Disposal on August 30, 2019 when FAU ceased to be part of the Ferroglobe group of companies, FAU invoiced Enérgya VM for the sales made by its hydroelectric plants for a total amount of $12,635 thousand.

          For the fiscal years ended December 31, 2018, 2017 and 2016, Hidro Nitro Española's obligations to make payments to Enérgya VM under these agreements amounted to $46 thousand, $111 thousand and $110 thousand, respectively. For the period from January 1, 2019 to August 30, 2019 and for the fiscal years ended December 31, 2018, 2017 and 2016, FAU's obligations to make payments to Enérgya VM under these agreements amounted to $117 thousand, $224 thousand, $114 thousand and $391 thousand, respectively. Following each of the disposal of HNE Disposal on December 31, 2018 and the FAU Disposal on August 30, 2019 the arrangements between Hidro Nitro Española and Energya VM in relation to the sale of energy services from or to the hydro plants owned by Hidro Nitro Española and the arrangements between FAU and and Energya VM in relation to the sale of energy services from or to the hydro plants owned by FAU are no longer related party transactions.

          Under an agreement dated May 29, 2018 between FAU and Enérgya VM, Enérgya VM supplies electricity for auxiliary services to FAU's hydropower plants in Galicia, Spain. For the period from January 1, 2019 to August 30, 2019 and for the fiscal year ended December 31, 2018, FAU's obligations to make payments to Energya VM under this agreement amounted to $66 thousand and $43 thousand, respectively. Following the FAU Disposal, the arrangements between FAU and Energya VM in relation to the supply of energy for auxiliary services at the hydropower plants owned by FAU in Galicia, Spain are no longer related party transactions

          Additionally, for the period from January 1, 2019 to August 30, 2019 and for the fiscal years ended December 31, 2018, 2017 and 2016, Enérgya VM invoiced FAU for energy supplies to auxiliary facilities for a total amount of $1 thousand, $42 thousand, $8 thousand and $7 thousand, respectively under contracts entered into in 2014. Following the FAU Disposal, the arrangements between FAU and Energya VM in relation to the supply of energy for auxiliary facilities are no longer related party transactions.

Espacio Information Technology, S.A.

          Espacio Information Technology, S.A. ("Espacio I.T."), a Spanish company wholly-owned by Grupo VM, provides information technology and data processing services to Ferroglobe PLC and certain of its direct and indirect subsidiaries: FAU (until shortly prior to the FAU Disposal when such services were assigned to Grupo FerroAtlántica de Servicios, S.L.U. ("Servicios")), FerroAtlántica de Mexico, Silicon Smelters (Pty), Ltd. and FerroPem, SAS pursuant to several contracts.

          Under a contract entered into on January 1, 2004, Espacio I.T. provided FAU with information processing, data management, data security, communications, systems control and customer support services. The contract was assigned to Servicios shortly prior to the FAU Disposal; it has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $641 thousand, exclusive of VAT and subject to inflation adjustment. For the period from January 1, 2019 to August 13, 2019 when the contract was assigned to Servicios and for the fiscal years ended December 31, 2018 and 2017 FerroAtlántica's obligations to make payments to

Espacio I.T. under this agreement amounted to $1,101 thousand, $954 thousand and $889 thousand, respectively. For the period from August 14, 2019 to December 31, 2019, Servicios's obligations to make payments to Espacio IT under this agreement amounted to $552 thousand.

          Under a contract entered into on January 1, 2006, Espacio I.T. provides FerroPem, SAS with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $826 thousand, exclusive of VAT and subject to inflation adjustment. For the fiscal years ended December 31, 2019, 2018 and 2017, FerroPem, SAS made obligations to make payments to Espacio I.T. under this agreement amounted to $866 thousand, $960 thousand and $911 thousand, respectively.

          Under a contract entered into on June 26, 2014, Espacio I.T. provides FerroAtlántica de Mexico with information processing, data management, data security, communications, systems control and customer support services. The contract has a two-year term, subject to automatic renewal every two years, unless terminated with notice six months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $20 thousand, exclusive of VAT and subject to inflation adjustment and adjustment based on the level of production of the previous year. For the fiscal years ended December 31, 2019, 2018 and 2017 FerroAtlántica de Mexico's obligations to make payments to Espacio I.T. under this agreement amounted to $19 thousand, $20 thousand and $19 thousand, respectively.

          Under a contract entered into on January 1, 2009, Espacio I.T. provides Silicon Smelters (Pty), Ltd. with services including the maintenance and monitoring of the company's network, servers, applications, and user workstations, as well as standard software licenses. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contact is $266 thousand, subject to inflation adjustment. For the fiscal years ended December 31, 2109, 2018 and 2017, Silicon Smelters (Pty), Ltd.'s obligations to make payments to Espacio I.T. under this agreement amounted to $254 thousand, $334 thousand and $295 thousand, respectively.

          Under a contract entered into on May 2, 2016, Espacio I.T. provides the Company with services including the maintenance and monitoring of its network, servers, applications, and user workstations, as well as standard software licenses at Quebec Silicon. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contract is $148 thousand, subject to inflation adjustment. For the fiscal years ended December 31, 2019, 2018 and 2017, payments made under this contract to Espacio I.T. were $138 thousand, $144 thousand and $113 thousand, respectively.

          Espacio I.T. also provides development services to FerroAtlántica under a contract dated July 21, 2017 for enhancements to Gesindus, FerroAtlántica's ERP system, and hosting services in connection with the company's document management system under a contract dated February 22, 2017, both on an ongoing basis. FerroAtlántica had transactions with Espacio I.T. under the former contract for the Gesindus development services for the fiscal years ended December 31, 2019, 2018 and 2017 of $9 thousand, $58 thousand and $131 thousand, respectively, and under the latter contract for the hosting services for the fiscal years ended December 31, 2019, 2018 and 2017 of $197 thousand, $133 thousand and $205 thousand, respectively.

          Under a contract dated November 23, 2015 Espacio I.T. provided development services to FerroAtlántica for separate enhancements to Gesindus. For the fiscal years ended December 31,

2017 and 2016, FerroAtlántica paid Espacio I.T. $182 and $531 thousand, respectively, for these services which were terminated in 2017. From September 2016 to August 2019, Espacio I.T. procured for FerroAtlántica and managed its individual user and server licenses from Microsoft, on preferential terms and without charging any commission or mark-up in cost. There was no contract currently in place in relation to these arrangements and the amounts invoiced in connection with this arrangement in the fiscal years ended December 31, 2019, 2018 and 2017 were $1,161 thousand, $1,017 thousand and $326 thousand, respectively. Since August 2019, arrangements have been in place to procure these licenses from Microsoft directly or via other non-related parties. Espacio I.T. also provides Grupo FerroAtlántica with IT outsourcing services in connection with the Mangshi facility in China and provided Hidro Nitro Española with IT services, for neither of which is there a formal contract in place. The amounts invoiced in connection with these services for the fiscal years ended December 31, 2018, 2017 and 2016, $58 thousand, $88 thousand and $171 thousand, respectively paid by Grupo FerroAtlántica and $227 thousand, $232 thousand, $224 thousand, and $224 thousand, respectively paid by Hidro Nitro Española (or in the case of 2019 and 2018, by FerroAtlántica del Cinca).

          For the fiscal years ended December 31, 2019, 2018 and 2017 Espacio I.T. and other subsidiaries of Grupo VM involved in the provision of IT services invoiced FAU and other subsidiaries of Grupo FerroAtlántica and Ferroglobe PLC in a total amount of $144 thousand, $302 thousand and $534 thousand, respectively.

          In April 2016, the Ferroglobe Board approved a proposal to obtain certain information technology services from Espacio I.T., for a minimum term of five years, at an annual base payment of $360 thousand and requiring an initial investment of $1.7 million during 2016. While the project to which these services relate may proceed at a later date, the timeline for the procurement of these services has not been established and the investment not yet been made. No payments have been made to Espacio I.T. during 2019 in relation to these proposed arrangements.

          In June 2018, FerroAtlántica signed a contract with Espacio I.T. for the development of a new Gesindus environment for its new subsidiary, FerroAtlántica del Cinca. The amounts invoiced in connection with this arrangement in fiscal year ended December 31, 2018 were $52 thousand. This contract concluded in December 2018 and no amounts were invoiced in respect of it in the year ended December 31, 2019.

Other agreements with Grupo VM

          Under the terms of a loan agreement entered into on 24 July 2015 between FerroAtlántica and Inmobiliaria Espacio, S.A. ("IESA"), the ultimate parent of Grupo VM, FerroAtlántica extended to IESA a credit line for treasury purposes of up to $20 million, of which $2.9 million (the "Loan") remains outstanding. The credit line runs year on year for a maximum period of 10 years and amounts outstanding under it (including the Loan) bear interest annually at the rate equal to the EURIBOR three month rate plus 2.75 percentage points. The availability of the credit line may be cancelled at the end of any year or at any time by IESA.

          In 2017, FAU received the payment of $6.3 million in discharge of the consideration due from Grupo VM in respect of Grupo VM's purchase of 2,497 shares in Alloys International Limited, a former subsidiary of FAU, under and in accordance with the terms of a share sale and purchase agreement entered into June 30, 2016.

          Calatrava RE, a Luxembourg affiliate of Grupo VM, is a reinsurer of the Company's global marine and property insurance programs. The property and marine cargo insurances are placed with Mapfre Global Risks S.A. with whom the Company contracts for the provision of this insurance. In the period to April 2018, Calatrava RE was a reinsurer of the Company's third party liability insurance, arranged through QBE, with whom the Company contracted for the provision of this insurance. In April 2018, the Company moved to another insurer for its third party liability cover globally, which ended Calatrava RE's participation in this program. There are no contracts directly in place directly between the Company and Calatrava RE.

          On April 2, 2012 FAU entered into a lease agreement with Torre Espacio Castellana S.A ("Torre Espacio"), then a Grupo VM company, of the office premises occupied by FerroAtlántica on the 45th floor south of the Torre Espacio building in Madrid. This lease runs until 2023 and the rent payable under it is $507 thousand per annum. On August 9, 2007, FAU entered into a lease agreement with Torre Espacio of the office premises on the 49th floor of the Torre Espacio building in Madrid and parking facilities occupied or used by FerroAtlántica there. This lease runs until 2023 and the rent payable under it is $1,056 thousand per annum. In August 2019 the leases made with FAU were assigned to Servicios in anticipation of the FAU Disposal. On October 1, 2019, Servicios entered into a lease agreement with Torre Espacio of office premises on the 45th floor north of the Torre Espacio building in Madrid. This lease runs for three years, renewing annually for a further three years thereafter unless terminated and the rent payable under it is $222 thousand per annum. The whole of Grupo VM's interest in Torre Espacio Castellana S.A was sold to a third party in 2015. Torre Espacio Gestión SLU, a wholly owned subsidiary of Grupo VM, manages the premises which are the subject of the leases on behalf of Torre Espacio, including collecting rents and other payments under the terms of the leases from FerroAtlántica on behalf of Torre Espacio.

Aurinka and the Solar JV

          Javier López Madrid, the Company's Executive Chairman and a member of the Board, currently owns approximately 100% of the outstanding share capital of Financiera Siacapital which, in turn, holds a 31.33% interest in Aurinka International, S.L. ("Aurinka Int") and a 31.33% interest in Blue Power. Blue Power is a party to the Solar JV entered into by FerroAtlántica group with Aurinka Photovoltaic Group, S.L. ("Aurinka PV"). Aurinka PV is almost 100% owned by Aurinka Value, S.L., a company which also owns a 31.66% interest in Aurinka Int. Blue Power owns certain intellectual property contributed to the joint venture and provided certain technology consulting services to it, as summarized below. The remaining equity interests in Blue Power and Aurinka Value, S.L. are owned by third party outside investors. In July 2019 certain changes were made to the terms of the Solar JV to effect its unwinding, as a result of which FerroAtlántica group acquired 100% of the share capital of the operating company set up as part of the joint venture to build and operate the pilot plant for the Solar JV ("OpCo") and FerroAtlántica group's wholly owned subsidiary, Silicio Ferrosolar, S.L.U. ("SFS") disposed of 1% of its interest in the research and development company ("R&DCo") formed to license or develop and own certain intellectual property used in connection with the Solar JV. These changes are described further below.

          In 2016, FAU entered into a project with Aurinka PV for a feasibility study and basic engineering for a UMG solar silicon manufacturing plant. Purchases under this project were approximately $3.4 million for 2016.

          On December 20, 2016, FerroAtlántica and its wholly owned subsidiaries, FAU and SFS entered into the Solar JV Agreement with Blue Power and Aurinka PV providing for the formation and operation of a joint venture with the purpose of producing UMG solar silicon. The entry into the joint venture pursuant to the Solar JV Agreement was subject to certain conditions precedent, including the satisfactory completion of an ex-ante verification procedure in relation to the ability of the technology to be contributed to the joint venture by Blue Power to meet certain technical and cost parameters and the authorization of the joint venture by Ferroglobe PLC, Blue Power and Aurinka PV's management bodies. All these conditions precedent were met during 2017 and the Solar JV Agreement became fully binding.

          Under the Solar JV Agreement, FerroAtlántica indirectly owned 75% of OpCo , which owns certain assets comprising, among others, constructions at Sabón and a UMG solar silicon plant at Puertollano, Spain. SFS owned 51% of R&DCo, the company formed as part of the joint venture to hold certain intellectual property rights and know-how contributed by Blue Power and SFS. R&DCo licensed such intellectual property rights and know-how to OpCo. Pursuant to the Solar JV Agreement, FerroAtlántica and other subsidiaries committed to incur capital expenditure, subject to the approval of the joint venture board, in connection with the joint venture of up to a maximum of $133,000 thousand over an initial phase of up to 2 years. During the fiscal years ended December 31, 2018 and 2017, FerroAtlántica and other subsidiaries paid Aurinka PV $4,252 thousand and $3,611 thousand, respectively, in connection with the project. Further investment in the joint venture was to be determined as the joint venture progressed. In connection with the Solar JV Agreement, FAU obtained a loan of approximately $50,000 thousand ("the REINDUS Loan") from the Spanish Ministry of Industry and Energy ("the Ministry") for the purpose of building and operating the UMG solar silicon plant. In November 2018, FAU agreed to transfer to OpCo certain assets which had been acquired with the proceeds of the REINDUS Loan and used exclusively by OpCo in connection with the joint venture in consideration of OpCo assuming liability for the REINDUS Loan. The request for this novation was formally submitted to the Ministry in November 2018. On September 25, 2017, OpCo entered into an agreement with Caiz Salceda SLU ("Salceda"), a company ultimately owned by members of the Villar Mir family (who are related to Javier Lopez Madrid by marriage), under which Salceda agrees to construct on its land and lease to the OpCo and to operate and maintain for a term of 25 years a pilot plant for power generation from photovoltaic panels produced with UMG solar silicon, in return for ownership of all power generated at the plant. On June 13, 2016, SFS entered into a loan agreement with Blue Power under which SFS advanced a principal sum of over $9,000 thousand to Blue Power in connection with the project. As at December 31, 2016 the amount outstanding under the loan agreement was $9,845 thousand. On February 24, 2017, the loan was novated to OpCo as part of a capital injection by Blue Power to OpCo and on August 1, 2019 the loan was novated to FerroAtlantica.

          In July 2019, the Solar JV was unwound on the following terms:

  1.
  FerroAtlántica acquired the whole of the share capital of OpCo for €1;

  2.
  Aurinka PV acquired 1% of SFS's interest in the share capital of R&DCo for €1, such that, following such disposal, R&DCo is owned as to 50% by SFS and, following the disposal of its 49% shareholding by Blue Power to Aurinka PV, 50% by Aurinka PV;

  3.
  SFS agreed to sell certain patents to R&DCo for €1;

  4.
  arrangements were made between;

  1.
  Aurinka PV and OpCo pursuant to which Aurinka PV will continue to maintain the Puertollano plant for a monthly fee of $33.6 thousand and for a maximum term expiring on December 31, 2020. Amounts paid pursuant to these arrangements in the fiscal year ended December 31, 2019 totalled $404;

  2.
  Aurinka PV and FerroAtlántica, FAU and Opco for the payment by the latter of the sum of $2,800 thousand and the grant by Opco to Aurinka of an option to purchase certain equipment with a book value of approximately $6,721 thousand for the sum of $1,120 thousand, in satisfaction of any claim Aurinka PV might otherwise have in relation to the termination of the Solar JV;

  3.
  Aurinka PV and FerroAtlántica, Silicio and Opco for the marketing and promotion of the sale of the OpCo and SFS's rights in R&DCo, including a right of first refusal to Aurinka PV to purchase such assets owned by Opco on equivalent terms to those offered by a third party buyer during the period ending December 31, 2020 and a right of first refusal to Aurinka PV to purchase the 50% shares in R&DCo owned by SFS.

  5.
  save as set out above, all arrangements in place with Blue Power or Aurinka PV in relation to OpCo or R&DCo and any rights or claims which Aurinka PV or Blue Power might have in relation thereto were brought to an end.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

          Ferroglobe operates in an international and cyclical industry which exposes it to a variety of financial risks such as currency risk, liquidity risk, interest rate risk, credit risk and risks relating to the price of finished goods, raw materials and power.

          The Company's management model aims to minimize the potential adverse impact of such risks upon the Company's financial performance. Risk is managed by the Company's executive management, supported by the Risk Management, Treasury and Finance functions. The risk management process includes identifying and evaluating financial risks in conjunction with the Company's operations and quantifying them by project, region and subsidiary. Management provides written policies for global risk management, as well as for specific areas such as foreign currency risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives, and investment of surplus liquidity. Ferroglobe does not speculatively enter into or trade derivatives.

Market risk

          Market risk is the risk that the Company's future cash flows or the fair value of its financial instruments will fluctuate because of changes in market prices. The primary market risks to which the Company is exposed comprise foreign currency risk, interest rate risk and risks related to prices of finished goods, raw materials (principally coal and manganese ore) and power.

Foreign exchange rate risk

          Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in U.S. Dollars and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows.

Notes and cross currency swap

          In February 2017, the Company completed a restructuring of its finances which included the issuance of $350,000 thousand 9.375% senior notes due 2022 (the "Notes") and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in US dollars, whereas its operations principally generate a combination of U.S. Dollar and Euro cash flows. Following approval by the Board, the Company entered into a cross-currency interest rate swap (the "CCS") to exchange 55% of the principal and interest payments due in U.S. Dollars for principal and interest payments in Euros. Under the CCS, on a semi-annual basis the Company will receive interest of 9.375% on a notional amount of $192,500 thousand and pay interest of 8.062% on a notional amount of €176,638 thousand and it will exchange these Euro and U.S. Dollar notional amounts at maturity of the Notes in 2022. The timing of payments of interest and principal under the CCS coincide exactly with those of the Notes. The fair value of the CCS at December 31, 2019 was a liability of $9,600 thousand (2018: $20,384 thousand).

          The Parent Company, which has a Euro functional currency, has designated $150,000 thousand of the notional amount of the CCS as a cash flow hedge of the variability of the Euro functional currency equivalents of the future US dollar cash flows of $150,000 thousand of the principal amount of the Notes. The remaining $42,500 thousand of the notional amount of the CCS is not designated as a cash flow hedge and is accounted for at fair value through profit or loss. The

Company has performed a sensitivity analysis that indicates that if the Euro was to strengthen (weaken) against the US Dollar by 10% it would record a loss (gain) of $4,724 thousand in respect of the portion of the CCS accounted for at fair value through profit or loss (2018: $4,615 thousand). In March 2020, the Company has cancelled the CCS, see Note 30 Events after the reporting period.

Interest rate risk

          Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities and lease commitments for lease agreements following IFRS 16 implementation.

          At December 31, the Company's interest-bearing financial liabilities were as follows:

	2019
	Fixed rate US$'000	Floating rate US$'000	Total US$'000
Bank borrowings	—	158,999	158,999
Lease liabilities	—	25,872	25,872
Debt instruments	354,951	—	354,951
Other financial liabilities(*)	56,939	—	56,939

	411,890	184,871	596,761

(*)
Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments.

	2018
	Fixed rate US$'000	Floating rate US$'000	Total US$'000
Bank borrowings	—	141,012	141,012
Obligations under finance leases	—	66,471	66,471
Debt instruments	352,595	—	352,595
Other financial liabilities(*)	61,849	—	61,849

	414,444	207,483	621,927

(*)
Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments.

          The Company's finance leases related to its Spanish hydroelectrical installations bear interest at a floating rate tied to EURIBOR. In May 2012, the Company entered into interest rate swaps to fix the interest payable in respect of these lease obligations, Spanish hydroelectrical assets have been sold at August 30, 2019, the lease and its interest rate swap was paid totally by Ferroglobe before the sale of the business. During the year ended December 31, 2019, the Company did not enter into any new interest rate derivatives. The market value of the Company's interest rate swap derivatives at December 31, 2019 was nil, compared to a liability of $3,079 thousand at December 31, 2018.

          In respect of the above financial liabilities, at December 31, 2019, the Company had floating to fixed interest rate swaps in place covering 0% of its exposure to floating interest rates (2018: 31%).

          At December 31, 2019, an increase of 1% in interest rates would have given rise to additional borrowing costs of $2,232 thousand (2018: $1,425 thousand).

Credit risk

          Credit risk refers to the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss. The Company's main credit risk exposure relates to the following financial assets:

  6.
  trade and other receivables; and

  7.
  loans and receivables (other financial assets) arising from the Company's accounts receivable securitization program.

          Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. The Company has established policies, procedures and controls relating to customer credit risk management. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, the Company insures its trade receivables with reputable credit insurance companies.

          Since August 2017, the Company has sold substantially all of the trade receivables generated by its subsidiaries in the U.S., Canada, Spain and France to an accounts receivable securitization program. This has enabled it to monetize these assets earlier and significantly reduce working capital. On October 11, 2019, the Company's subsidiaries in the United States and Canada repurchased all outstanding receivables that had they had previously sold to the SPE so that they could form part of the borrowing base for the North American asset-based revolving credit facility (the "ABL Revolver").

Liquidity risk

          The purpose of the Company's liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company's main sources of financing are as follows:

  8.
  $350,000 thousand aggregate principal amount of 9.375% senior unsecured notes due March 1, 2022 (the "Notes"). The proceeds from the Notes, issued by Ferroglobe and Globe (together, the "Issuers") on February 15, 2017, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on March 1 and September 1 of each year. If Ferroglobe experiences a change of control, the Company is required to offer to redeem the Notes at 101% of their principal amount (further information below).

  9.
  $150,000 thousand accounts receivables securitization program. Trade receivables held by the Company's subsidiaries in Spain and France are sold to a special purpose "designated activity company" domiciled and incorporated in Ireland (the "SPE"). Eligible receivables are sold to the SPE on an on-going basis at an agreed upon purchase price of approximately 98% (2018: 99%) of their invoiced amount. The program has a two-year term until December 10, 2021. In respect of trade receivables outstanding at December 31, 2019 the SPE had provided upfront cash consideration of approximately $58,339 thousand (2018: $227,360 thousand).

  10.
  $100,000 North-American asset-based, revolving credit facility (the "ABL Revolver"). Loans under the ABL Revolver may be borrowed, repaid and reborrowed at any time until the facility's expiration date. The legal final maturity date of the ABL Revolver is October 11, 2024. The terms of the facility provide a spring forward provision which requires the ABL Revolver to be repaid on the date which is three months prior to the maturity date of the Company's senior Notes (March 1, 2022), which would currently imply a facility repayment date of December 1, 2021. At December 31, 2019 $58,049 thousand was utilized.

          The Indenture governing the Notes includes change of control provisions that would require the Company to offer to redeem the outstanding senior Notes at a purchase price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest in the event of a change of control. A change in control is defined in the Indenture as the occurrence of any of the following:

  –
  If the Company becomes aware, that any person or group, other than one of the Permitted Holders (which is defined as Grupo Villar Mir (GVM), Alan Kestenbaum or members of senior management) or affiliates of those Permitted Holders, directly or indirectly controls 35% or more of the Company's voting stock and the aggregate voting stock of the Permitted Holders is the same or a lesser percentage;

  –
  If the Company sells or otherwise disposes of all or substantially all of its assets;

  –
  If the Company ceases to hold directly or indirectly 100% of the capital stock of Globe; or

  –
  If the shareholders or the Company or the U.S. subsidiary approve the liquidation or dissolution of either the Company or Globe.

          GVM currently owns approximately 54% of the Company's voting stock, and a significant majority of GVM's shares in the Company are pledged as collateral for GVM's obligations to certain of its lenders. A change of control may occur if a person other than a Permitted Holder (as defined in Note 27) were to acquire 35% or more of the Company's outstanding shares at a time when the Permitted Holders held an equal or lesser percentage. While GVM maintains its current shareholding, a change of control cannot occur. Based on the provisions cited above, a change of control as defined in the Indenture is unlikely to occur but the matter it is beyond the Company's control. If a change of control were to occur, the company may not have sufficient financial resources available to satisfy all of its obligations.

          Management has evaluated the potential impact from the coronavirus outbreak on the Company results of operations and liquidity finding difficult to develop a reliable estimate of the potential impact on the results of operations and cash flow at this time, but the downside scenario analysis supports an expectation that the Company will have cash headroom to continue to operate throughout the following twelve months (see Note 3).